UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

12 August 2009

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 6,

Telecom House

8 Hereford Street

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒

Form 20-F  ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐     Yes  ☒    No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

This report on Form 6-K contains the following:

1.	Constitution of Telecom Corporation of New Zealand Limited as amended on 4 October 2007

2.	Telecom Separation Undertakings as varied by agreement on 10 June 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 12 August 2009	By:	/s/ Craig Mulholland
	Name:	Craig Mulholland
	Title:	Group Company Secretary

CONSTITUTION OF

TELECOM CORPORATION OF

NEW ZEALAND LIMITED

As amended on 4 October 2007

CONSTITUTION OF

TELECOM CORPORATION OF

NEW ZEALAND LIMITED

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.

CONSTITUTION OF TELECOM CORPORATION OF NEW ZEALAND LIMITED	ii

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

CONSTITUTION OF TELECOM CORPORATION OF NEW ZEALAND LIMITED	iii

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

CONSTITUTION OF TELECOM CORPORATION OF NEW ZEALAND LIMITED	iv

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

CONSTITUTION OF TELECOM CORPORATION OF NEW ZEALAND LIMITED	v

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

CONSTITUTION OF TELECOM CORPORATION OF NEW ZEALAND LIMITED	vi

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

CONSTITUTION OF TELECOM CORPORATION OF NEW ZEALAND LIMITED	vii

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

CONSTITUTION OF

TELECOM CORPORATION OF

NEW ZEALAND LIMITED

Date: 12 October 2000

PART A: INTRODUCTION

INTERPRETATION

1	Defined terms

In this constitution:

1.1	The following expressions have the following meanings:

“the Act” means the Companies Act 1993;

“ASX” means Australian Stock Exchange Limited;

“ASX Rules” means the listing rules of ASX and any other rules of ASX which are applicable while the Company is admitted to the official list of ASX, each as amended or replaced from time to time, except to the extent of any express written waiver;

“the Company” means Telecom Corporation of New Zealand Limited;

“this constitution” means this constitution as it may be altered from time to time in accordance with the Act;

“Kiwi Share” means the fully paid special rights convertible preference share having the rights and limitations specified in clause 3 of the First Schedule;

“New Zealand citizen” means any New Zealand citizen, or any person who has attained the age of 18 years and is of full capacity who would, in the opinion of the Board, meet the requirements for citizenship set out in section 8(2) of the Citizenship Act 1977 (or any provision enacted in substitution for that section) if that person made an application for citizenship on the date on which his or her status is considered for the purposes of this constitution;

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.

CONSTITUTION OF TELECOM CORPORATION OF NEW ZEALAND LIMITED	2

“NZX” means New Zealand Exchange Limited, its successors and assigns and, as the context permits, includes any duly authorised delegate of NZX;

“ordinary resolution” has the same meaning in relation to the Company as the expression “Ordinary Resolution of the Issuer” under the Rules;

“the Rules” means the Listing Rules applying to the NZSX and NZDX markets (or any successor to those markets) as altered or substituted from time to time by NZX;

“Secretary” means any person or persons appointed as Secretary of the Company pursuant to clause 111, and includes a deputy secretary;

“special resolution” means a resolution approved by a majority of 75% of votes of the holders of securities entitled to vote and voting;

“treasury stock” means shares in the Company acquired by the Company and held as treasury stock pursuant to the Act and includes shares in the Company held by a subsidiary other than in accordance with section 82(6) of the Act;

“written” or “in writing” in relation to words, figures and symbols includes all modes of presenting or reproducing those words, figures and symbols in a tangible and visible form.

1.2	Expressions and words (whether or not expressed with initial capital letters) which are defined in the Rules and which are not defined in clause 1.1 have the meanings given by the Rules.

1.3	Subject to clause 1.2, expressions which are defined in the Act and/or the Securities Act 1978 (whether in section 2, or elsewhere for the purposes of a particular subsection, section or sections) have the meanings given to them by the Act and/or the Securities Act 1978. Where an expression is defined in the Act and/or the Securities Act 1978 more than once and in different contexts, its meaning will be governed by the context in which it appears in this constitution.

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

CONSTITUTION OF TELECOM CORPORATION OF NEW ZEALAND LIMITED	3

2	Construction

In this constitution:

2.1	headings appear as a matter of convenience and do not affect the interpretation of this constitution;

2.2	the singular includes the plural and vice versa, and words importing one gender include the other genders;

2.3	a reference to an enactment or any regulations is a reference to that enactment or those regulations as amended, or to any enactment or regulations substituted for that enactment or those regulations;

2.4	a reference to a Rule or the Rules includes that Rule or the Rules as from time to time amended or substituted;

2.5	a reference to an ASX Rule or the ASX Rules includes that ASX Rule or the ASX Rules as from time to time amended or substituted;

2.6	the Schedules form part of this constitution.

2.7	where in any document entered into by the Company prior to the date that this constitution came into effect there is a reference to the articles of association of the Company and to defined terms in the articles such references shall be read and construed as references to this constitution and to the nearest equivalent defined term in the constitution;

2.8	a reference to permitted by the Act or permitted by the Rules or permitted by the ASX Rules means not prohibited by the Act or not prohibited by the Rules or not prohibited by the ASX Rules.

3	Confirmation in office

All offices, elections, and appointments (including of or to the Board and committees of the Board), registers, registrations, records, instruments, delegations, plans (including any currency selection, dividend selection, share investment, and dividend reinvestment plan) and generally all acts of authority that originated under the articles of association of the Company and are subsisting and in force on the day on which this constitution is adopted by the shareholders in a meeting shall continue and be deemed to be effective and in full force under this constitution.

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

CONSTITUTION OF TELECOM CORPORATION OF NEW ZEALAND LIMITED	4

THE RELATIONSHIP BETWEEN THIS CONSTITUTION AND THE ACT

4	Effect of the Act on this constitution

The Company, the Board, each director, and each shareholder have the rights, powers, duties, and obligations set out in the Act except to the extent that they are negated or modified, in accordance with the Act, by this constitution.

5	Effect of this constitution

This constitution has no effect to the extent that it contravenes the Act, or is inconsistent with it.

THE RELATIONSHIP BETWEEN THIS CONSTITUTION AND THE RULES

6	Company must comply with Listing Rules of Exchanges while listed

Notwithstanding anything else in this constitution, for so long as the Company is listed on the relevant Stock Exchange:

6.1	the Company must comply with the Rules and ASX Rules (as modified by any waiver or ruling); and

6.2	if this constitution contains any provision inconsistent with the Rules or ASX Rules, as modified by any waiver or ruling relevant to the Company, then the relevant Rules or ASX Rules (as modified by any such waiver or ruling) prevail.

6A	Incorporation of Rules while listed

For so long as the Company is listed:

6A.1	this constitution is deemed to incorporate all provisions of the Rules required under the Rules to be contained or incorporated by reference in this constitution, as those provisions apply from time to time (and as modified by any waiver or ruling relevant to the Company); and

6A.2	if the Rules or ASX Rules are changed so that any act or omission by the Company, which was formerly prohibited by the relevant Rules or ASX Rules, is subsequently required or permitted by the change, the act or omission is deemed to be authorised by this constitution with effect from the date of the change, provided this clause shall not negate the need to:

6A.2.1	obtain any required consent or approval of the Kiwi Shareholder before the change is effective; or

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

CONSTITUTION OF TELECOM CORPORATION OF NEW ZEALAND LIMITED	5

6A.2.2	comply with whichever of the Rules or ASX Rules has not been so changed (subject to any waiver or ruling relevant to the Company).”

7	Effect of a waiver or ruling from a Stock Exchange

If any act or omission which in the absence of a ruling and/or waiver from either or both of NZX or ASX would be in contravention of the Rules, the ASX Rules and/or this constitution, and rulings or waivers are granted by the relevant stock exchange or stock exchanges, that act or omission will, unless a contrary intention appears in this constitution, be regarded as being authorised by this constitution and the relevant listing rules.

8	Failure to comply with Rules has limited effect in some cases

Any failure to comply with:

8.1	the Rules; or

8.2	clause 51;

does not affect the validity or enforceability of any transaction, contract, action or other matter whatsoever (including the proceedings of, or voting at, any meeting) done or entered into by, or affecting, the Company, except that a party to a transaction or contract who knew of the failure to comply with the Rules or clause 51 is not entitled to enforce that transaction or contract. This clause does not affect the rights of any holder of securities of the Company against the Company or the directors arising from failure to comply with the Rules or clause 51.

ALTERATION OR REVOCATION OF THIS CONSTITUTION

9	Shareholders may alter or revoke this constitution by special resolution

The shareholders may alter or revoke this constitution by special resolution.

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

CONSTITUTION OF TELECOM CORPORATION OF NEW ZEALAND LIMITED	6

PART B: SHARES AND SHAREHOLDERS

THE COMPANY’S SHARES AND THE KIWI SHARE

10	Company’s shares

At the time of adoption of this constitution upon re-registration under the Act, the Company has 1,889,600,000 fully paid ordinary shares with the rights set out in section 36 of the Act and the Kiwi Share. No money is payable for calls or otherwise on those ordinary shares or the Kiwi Share.

11	Kiwi Share

The First Schedule governs the rights and limitations affecting the Kiwi Share.

ISSUE OF NEW EQUITY SECURITIES

12	Board may issue equity securities

The Board may issue equity securities that rank as to voting or distribution rights or both, equally with or prior to any existing equity securities in the Company in accordance with this constitution and (for so long as the Company is listed) the provisions of the Rules and ASX Rules. Any such issue shall not be treated as an action affecting the rights attached to the existing equity securities.

13	Board need not comply with statutory pre-emptive rights

Section 45(1) and section 45(2) of the Act do not apply to the Company. If the Board issues equity securities that rank as to voting or distribution rights, or both, equally with or prior to the equity securities already issued by the Company, the Board need not first offer those equity securities for acquisition to existing holders.

14	Deleted**

15	Deleted**

16	Deleted**

17	Deleted**

18	Deleted**

19	Deleted**

20	Deleted**

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

CONSTITUTION OF TELECOM CORPORATION OF NEW ZEALAND LIMITED	7

SHARE REGISTER

21	Company must maintain a share register

The Company must maintain a share register in the manner required by the Act.

22	Share register may be divided

The share register may be divided into 2 or more registers kept in different places.

23	Share register kept by means of computer or other electronic system

Where the Board has determined that the principal share register is to be kept by means of a computer or other electronic system:

23.1	the non-removable disc storage system or other central information storage system (the “central information storage system”) of the computer or other electronic system must be located in New Zealand;

23.2	notwithstanding that the computer or other electronic system is capable of being accessed by remote terminals (whether within or outside New Zealand), the record of the principal share register on the central information storage system shall constitute the principal share register, which shall be located where the central information storage system is located;

23.3	where information deriving from any such computer or other electronic system is capable of being accessed by remote terminals, in the event of any difference between information provided at terminals located at the office in New Zealand where the central information storage system is located and information provided at remote terminals, the former shall be conclusive for all purposes.

24	Share register is conclusive

The Company may treat the registered holder of equity securities as the only person entitled to:

24.1	exercise the right to vote attaching to the equity securities;

24.2	receive notices;

24.3	receive a distribution in respect of the equity securities; and

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

CONSTITUTION OF TELECOM CORPORATION OF NEW ZEALAND LIMITED	8

24.4	exercise the other rights and powers attaching to the equity securities.

The Board may determine in a notice of meeting that for the purposes of voting at that meeting those registered holders as at 5 pm on the day before the meeting shall be the only persons entitled to exercise the right to vote at that meeting and only the equity securities registered in the name of those holders at that time may be voted at that meeting. This clause 24 does not limit the right of a registered holder to appoint a proxy or corporate representative.

25	Trusts not to be entered on share register

The Company must not enter any notice of a trust on the share register, or any other register of equity securities, whether that trust is express, implied or constructive. The Company is not bound to recognise (even when having notice) any equitable, contingent future, or partial interest in any equity security or an interest in any fractional part of an equity security or (except only as otherwise provided by this constitution or required by law) any other rights in respect of an equity security except an absolute right to the entirety of the equity security in the registered holder.

26	Option holders’ register

The Company must maintain a register of all option holders.

TRANSFER OF EQUITY SECURITIES

27	Methods of transfer

Subject to any determination of the Board, equity securities may be transferred by the following methods:

27.1	by the delivery of a form of transfer signed by the present holder of the equity securities, or by that holder’s attorney, personal representative, or by any other person who may lawfully sign on behalf of that holder, to the Company or an agent of the Company who maintains the register for those securities under the Act. The transferee must sign the transfer form if the registration as holder of those securities imposes a liability to the Company on the transferee; or

27.2	in accordance with any system of transfer approved under section 7 of the Securities Transfer Act 1991.

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

CONSTITUTION OF TELECOM CORPORATION OF NEW ZEALAND LIMITED	9

28	Equity securities transferred by entry on register

Equity securities may be transferred by entry of the name of the transferee on the Company’s register for those equity securities.

29	Board may refuse or delay a transfer

The Board may in its absolute discretion refuse or delay the registration of any transfer of equity securities if permitted to do so by the Act, Rules, ASX Rules, in any of the following circumstances:

29.1	the Company has a lien on those securities;

29.2	the transfer is not accompanied by documentation that establishes the entitlement to transfer;

29.3	registration of the transfer, together with the registration of any further transfer or transfers then held by the Company and awaiting registration, would result in the proposed transferee holding securities of less than the minimum holding; or

29.4	it is entitled to do so under clause 8.1 of the First Schedule; or

29.5	the registration of the transfer would breach clause 8.2 of the First Schedule; or

29.6	such action is permitted by the Rules.

30	The Board may require forfeiture of securities

The Board may by notice to a holder of securities require the forfeiture of that holder’s securities where those securities have been registered under a system of transfer approved under section 7 of the Securities Transfer Act 1991 and the Board has reasonable grounds to believe that it would have had grounds under clause 29 to refuse to register the transfer at the time the transfer was registered.

31	Registration not to affect other powers

The registration of any transfer shall not prejudice or affect in any way the powers exercisable by the Board or the Kiwi Shareholder under clause 7 of the First Schedule.

32	Deleted*

33	Deleted*

34	Deleted*

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

CONSTITUTION OF TELECOM CORPORATION OF NEW ZEALAND LIMITED	10

35	Sale of minimum holdings

The Company may sell securities of less than a minimum holding in accordance with the procedures set out in the Fifth Schedule.

36	Transfer of options

Subject to the conditions attaching to options and rights, options and rights may be transferred by an instrument of transfer, and clauses 27 to 35 apply with such modifications as are necessary to any option or right.

SHARE CERTIFICATES

37	Replacement share certificates

Subject to clause 38, the Board may order any worn out or defaced share certificate be cancelled and may issue a new replacement certificate. If any share certificate is lost or destroyed then upon production of proof to the Board’s satisfaction, and upon receipt of such indemnity as the Board deems adequate, a new replacement certificate shall be given to the shareholder entitled to the lost or destroyed certificate. The Board may charge a reasonable fee for any replacement certificate, and may require payment of the actual expenses of investigating and dealing with the matter as the Board thinks fit.

38	Board may recall or cancel share certificates

For the purposes of introducing a system of transfer of shares approved under section 7 of the Securities Transfer Act 1991 that does not require production of share certificates for a transfer, the Board may either:

38.1	recall all share certificates, and any share certificates not returned to the Company within the time specified by the Board shall be deemed to be cancelled; or

38.2	cancel all share certificates without first requiring their recall.

CALLS, FORFEITURE AND LIENS

39	Board may make calls

The Board may make calls on any holder of securities for any money that is unpaid on that holder’s securities and not otherwise payable at a specified time or times under this constitution or the terms of issue of those securities or any contract for the issue of those securities. An obligation to pay amounts unpaid of the issue price of any securities must not be cancelled, reduced or deferred without the authority of an ordinary resolution. The Sixth Schedule governs calls on securities.

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

CONSTITUTION OF TELECOM CORPORATION OF NEW ZEALAND LIMITED	11

40	Forfeiture of securities where calls or other amounts unpaid

The Board may commence procedures in accordance with the Sixth Schedule for forfeiture of any securities if the holder of those securities fails to pay:

40.1	a call, or an instalment of a call, on those securities;

40.2	or any amount that is payable under this constitution or the terms of issue of those securities or any contract for the issue of the securities.

41	Company’s lien

The Company has a lien on the securities and dividends in respect of such securities on the terms and conditions set out in the Sixth Schedule.

ACQUISITION OF OWN SHARES AND REDEMPTIONS

42	Company may acquire and hold its own equity securities

The Company may purchase or otherwise acquire equity securities issued by the Company and may hold those equity securities as treasury stock in accordance with the Act. Subject to the Rules, the ASX Rules, the Act and this constitution the Board may make an offer to one or more holders of equity securities to acquire equity securities issued by the Company in such number or proportions as the Board thinks fit in accordance with the Act, the Rules and the ASX Rules.

43	Deleted**

44	Deleted**

45	Company may issue or redeem redeemable equity securities

45.1	The Company may issue or redeem redeemable equity securities subject to this constitution, the Act, the Rules and the ASX Rules. The Company may redeem redeemable equity securities:

45.1.1	at its option if permitted by the terms of issue;

45.1.2	at the option of the holder of the equity securities if permitted by the terms of issue; or

45.1.3	on a date for redemption specified by a special resolution which alters this constitution by adding such a date, or (to the extent permitted by law) on a date for redemption specified as such in the terms of issue of such redeemable equity securities,

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

CONSTITUTION OF TELECOM CORPORATION OF NEW ZEALAND LIMITED	12

in each case for a consideration that is specified, or calculated by reference to a formula, or required to be fixed by a suitably qualified person who is not associated with or interested in the Company, in accordance with the Act.

45.2	Subject to this constitution, the Act, the Rules and the ASX Rules, the Company may exercise an option to redeem redeemable equity securities issued by the Company in relation to one or more holders of redeemable equity securities in accordance with this constitution, the Act, the Rules and the ASX Rules.

46	Deleted**

47	Deleted**

48	Deleted**

49	Deleted**

SHAREHOLDER RIGHTS

50	Share confers rights on shareholder

50.1	Subject to clause 51 and the terms on which a share is issued, a share in the Company confers on the holder:

50.1.1	subject to clauses 24 and 50.2, the right to one vote on a poll at a meeting of shareholders on any resolution, including any resolution to:

(a)	appoint or remove a director or an auditor;

(b)	adopt a constitution;

(c)	alter this constitution;

(d)	approve a major transaction;

(e)	approve an amalgamation under the Act; and

(f)	put the Company into liquidation;

50.1.2	the right to an equal share in dividends authorised by the Board; and

50.1.3	the right to an equal share in the distribution of the Company’s surplus assets.

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

CONSTITUTION OF TELECOM CORPORATION OF NEW ZEALAND LIMITED	13

50.2	Where there are securities of the same class, some of which are fully paid and some of which are not fully paid, each security which is not fully paid shall carry only a fraction of the vote which would be exerciseable if the security were fully paid. The fraction shall be equivalent to the proportion which the amount paid (not credited) is of the total amounts paid and payable (excluding amounts credited and amounts paid in advance of a call).

50.3	Equity security holders of all classes are entitled to attend meetings of shareholders and to receive copies of all notices, reports and financial statements issued generally to holders of securities carrying votes.

51	Voting restrictions under Rules

A person who is prohibited by the Rules from casting a vote in favour of any resolution must not cast a vote on any securities held by that person in favour of any such resolution.

52	Deleted**

53	Deleted**

54	Statement of rights to be given to shareholders

Where the Act, the Rules or the ASX Rules require, the Company must issue a statement of rights complying with the Act, the Rules or the ASX Rules (if applicable) to any holder of securities who asks for one.

55	Company must obtain approval before altering quoted equity security holders’ rights

The Company must not take any action that affects the rights attached to quoted equity securities unless that action has been approved by a special resolution of each interest group. For the purposes of this clause:

55.1	“class” means a class of equity securities having attached to them identical rights, privileges, limitations and conditions;

55.2	“interest group”, in relation to any action or proposal affecting rights attached to equity securities, means a group of holders of equity securities whose affected rights are identical, and whose rights are affected by the action or proposal in the same way, and (subject to clause 55.3) who comprise the holders of one or more classes of equity securities in the Company;

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

CONSTITUTION OF TELECOM CORPORATION OF NEW ZEALAND LIMITED	14

55.3	one or more interest groups may exist in relation to any action or proposal, and if:

55.3.1	action is taken in relation to some holders of equity securities in a class and not others; or

55.3.2	a proposal expressly distinguishes between some holders of equity securities in a class and other holders of equity securities in that class,

holders of equity securities in the same class may fall into 2 or more interest groups;

55.4	the rights attached to an equity security include:

55.4.1	the rights, privileges, limitations and conditions attached to the equity security by the Act, this constitution, or the document which governs the rights of that equity security, including voting rights and rights to distributions;

55.4.2	the right to have the procedure set out in this clause observed by the Company;

55.4.3	the right that a procedure required by this constitution or the document which governs the rights of that equity security for the amendment or alteration of rights not be amended or altered.

56	Non compliance in certain circumstances

The Company shall not be required to comply with clause 55 in respect of actions that affect the rights attached to equity securities which are not shares of the Company if those equity securities were issued:

56.1	before 30 April 1995; or

56.2	on terms which expressly permitted the action in question to be taken without the prior approval of holders of those equity securities, and those terms were clearly disclosed in the offering document (if any) pursuant to which those equity securities were offered,

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

CONSTITUTION OF TELECOM CORPORATION OF NEW ZEALAND LIMITED	15

provided that this clause shall not exempt the Company from compliance with covenants or undertakings which are contained in the document pursuant to which those equity securities were issued or constituted.

DISTRIBUTIONS

57	Board may authorise distributions

The Board may authorise a distribution by the Company in accordance with the Act.

58	Board’s power to authorise dividend is restricted

58.1	The Board must not authorise a dividend:

58.1.1	in respect of some but not all the shares in a class; or

58.1.2	that is of a greater value per share in respect of some shares of a class than it is in respect of other shares of that class,

unless the amount of the dividend in respect of a share of that class is in proportion to the amount paid to the Company in satisfaction of the liability of the shareholder under this constitution or under the terms of issue of the share or under a contract for the issue of the share. Nothing in this clause prevents the Board issuing shares wholly or partly in lieu of dividend in accordance with the Act.

58.2	Notwithstanding clauses 50.1.2 and 58.1, but subject to the Act, this constitution, the Rules and the ASX Rules, the Board may authorise a supplementary dividend to be paid by the Company to non resident shareholders who qualify for such a dividend in terms of the Income Tax Act 1994. Supplementary dividends shall be authorised and paid at the same times as ordinary dividends are authorised and paid and the amount of the supplementary dividend shall be calculated in accordance with the applicable provisions of the Income Tax Act 1994.

59	Shareholder may waive dividend

Notwithstanding clause 58.1, a shareholder may waive its, his or her entitlement to receive a dividend by giving a written notice to the Company signed by or on behalf of the shareholder.

60	No interest on distributions

A distribution shall not bear interest against the Company, unless the terms of issue or the contract for issue expressly provide otherwise.

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

CONSTITUTION OF TELECOM CORPORATION OF NEW ZEALAND LIMITED	16

61	Board may deduct from distribution amounts owed to Company or as required by law

The Board:

61.1	may, at its discretion, deduct from any distribution payable to any shareholder any amount owed by the shareholder to the Company on account of any call or otherwise;

61.2	must deduct from any distribution payable to any shareholder any amount it is required by law to deduct.

62	Unclaimed dividends or other distributions

62.1	All dividends or other distributions unclaimed for one year after having been authorised may be invested or otherwise made use of by the Board for the benefit of the Company until claimed. The Company shall be entitled to mingle the amounts of any such dividends or other distributions with other money of the Company or spend any such dividends or other distributions, and shall not be required to hold them or regard them as being impressed with any trust.

62.2	All dividends or other distributions, and any other moneys payable to any shareholder or former shareholder in respect of shares and/or interests in respect of debt securities issued by the Company remaining unclaimed for five years after having been authorised or otherwise having become payable, may, at the expiry of such period of five years after having been authorised or otherwise having become payable, be forfeited by resolution of the Board for the benefit of the Company. The Board must at any time after such forfeiture annul the forfeiture, and subject to compliance with the solvency test, pay the dividend or other distribution to any person producing evidence of its, his or her entitlement.

MEETINGS OF SHAREHOLDERS

63	Company must hold annual meeting of shareholders

63.1	The Board must call an annual meeting of shareholders to be held:

63.1.1	once in each calendar year; and

63.1.2	not later than 15 months after the date of the previous annual meeting of shareholders; and

63.1.3	not later than 6 months after the balance date of the Company.

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

CONSTITUTION OF TELECOM CORPORATION OF NEW ZEALAND LIMITED	17

63.2	The Company must hold the meeting on the date on which it is called by the Board to be held.

64	Company may hold special meetings of shareholders

A special meeting of shareholders entitled to vote on an issue:

64.1	may be called at any time by the Board; and

64.2	must be called by the Board on the written request of shareholders holding shares carrying together not less than 5 percent of the voting rights entitled to be exercised on the issue.

65	Proceedings at meetings of shareholders and interest groups

The Seventh Schedule governs the proceedings at meetings of shareholders. The Seventh Schedule also governs the proceedings of meetings of any interest group required to be held by the Act, the Rules, the ASX Rules or this constitution, with all necessary consequential modifications, except that the quorum shall be members of the interest group holding 5% or more of the total number of securities held by all members of that group having the right to vote at the meeting.

PART C: DIRECTORS

APPOINTMENT AND REMOVAL

66	Board Composition

66.1	The minimum number of directors (other than alternate directors) is 5. The maximum number of directors (other than alternate directors) is 12.The shareholders may increase the maximum number of directors by an ordinary resolution. Subject to these limitations the number of directors to hold office shall be fixed from time to time by the Board.

66.2	There is no shareholding qualification for directors.

67	Half of Board to be New Zealand citizens

67.1	A person who is not a New Zealand citizen shall not be eligible for appointment or election as a director if, immediately after his or her appointment or election as such, the number of directors who are New Zealand citizens would be less than one half of the total number of directors then in office.

67.2	If at any time the number of directors who are New Zealand citizens is reduced below one half of the total number of directors then in office, the

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

CONSTITUTION OF TELECOM CORPORATION OF NEW ZEALAND LIMITED	18

Board shall ensure (whether by exercising its powers under clause 74 or otherwise) that within two months of the date of that reduction, sufficient directors are appointed so that not less than one half of the total number of directors then in office are New Zealand citizens.

67.3	For the period until 1 July 2010, a managing director of the Company who is resident in New Zealand and not a New Zealand citizen shall not be counted for the purposes of the calculations in this clause 67. ***

68	Fewer than 5 directors may act for limited purposes

The Board may act notwithstanding any vacancy, but if and for so long as the number of directors is reduced below the minimum number of 5, the continuing directors may act for the purpose of increasing the number of directors to that minimum number (by the Board making an appointment to fill the vacancy in accordance with this constitution), or of summoning a meeting of security holders, but for no other purpose.

69	Appointment of directors by security holders

Any person who is not disqualified under the Act and, if required under the Rules or ASX Rules, has been nominated in compliance with the time limits under the Rules or ASX Rules, may be appointed as a director by an ordinary resolution of security holders either to fill a casual vacancy or, subject to clause 66.1, as an additional director.

70	Deleted**

71	Deleted**

72	Removal of directors

Any director may be removed from office by an ordinary resolution passed at a meeting called for the purpose of, or for purposes that include, removal of the director.

73	Rotation of directors

73.1	At the annual meeting in every year the directors required to retire at that meeting by the Rules or the ASX Rules must retire from office, but shall be eligible for re-election at that meeting. One managing director appointed by the Board is exempted from the requirement to retire pursuant to this clause.

73.2	The directors to retire at an annual meeting pursuant to clause 73.1 will be those directors who have been longest in office since they were last elected or deemed elected. Persons who became directors on the same day must retire in the order the Board resolves.

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

CONSTITUTION OF TELECOM CORPORATION OF NEW ZEALAND LIMITED	19

73.3	A retiring director continues to hold office until:

73.3.1	he or she is re-elected; or

73.3.2	if he or she is not re-elected, until the shareholders’ meeting at which he or she retires (or any adjournment of that meeting) elects someone in his or her place; or

73.3.3	if the meeting does not elect someone in his or her place, until the end of the meeting or any adjournment of the meeting.

74	Board may fill casual vacancy on the Board

The Board may appoint any person who is not disqualified under the Act to be a director to fill a casual vacancy or as an addition to the existing directors, but subject to the maximum number of directors under clause 66.1.

75	Age limit for appointment of directors

75.1	No person shall be eligible for appointment or election as a director if he or she has attained the age of 70 years at that time.

75.2	A director who attains the age of 70 years after the adoption of this constitution shall forthwith give notice of the fact to the Board and shall retire from office as a director at the first annual meeting of shareholders which occurs after his or her attainment of the age of 70 years.

CHAIRPERSON

76	Directors to elect chairperson of the Board

The directors may elect one of their number as chairperson of the Board and (if they think fit) a deputy chairperson, and determine the period for which each is to hold office.

VACATION OF OFFICE

77	Office of director vacated in certain cases

The office of director is vacated if the person holding that office:

77.1	dies; or

77.2	becomes disqualified from being a director pursuant to section 151 of the Act; or

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

CONSTITUTION OF TELECOM CORPORATION OF NEW ZEALAND LIMITED	20

77.3	resigns that office in accordance with clause 78; or

77.4	absents himself or herself from attendance at meetings of the Board continuously for the space of six months without special leave of absence from the Board and his or her alternate (if any) shall not have attended any such meetings in his or her stead, unless the Board resolves otherwise; or

77.5	is removed from office in accordance with this constitution or the Act; or

77.6	being a managing director, ceases for any reason to be in the salaried employment of the Company or any of its subsidiaries, unless the Board resolves otherwise; or

77.7	retires from office under clause 73 and is not re-elected.

78	Directors’ resignation procedure

A director may resign office by delivering a signed notice of resignation in writing to the address for service of the Company. The notice is effective when it is received at that address or at any later time specified in the notice.

MANAGEMENT OF THE COMPANY

79	Board to manage Company

The Company’s business and affairs must be managed by, or under the direction or supervision of, the Board, except to the extent that the Act or this constitution provides otherwise.

80	Board has powers necessary to manage Company

The Board has all the powers necessary for managing, and for directing and supervising the management of, the Company’s business and affairs, except to the extent that the Act or this constitution provides otherwise.

81	Special resolutions necessary for major transactions

The Company must not enter into a major transaction unless the transaction is:

81.1	approved by a special resolution of shareholders; or

81.2	contingent on approval by a special resolution of shareholders.

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

CONSTITUTION OF TELECOM CORPORATION OF NEW ZEALAND LIMITED	21

82	Deleted**

83	Deleted**

84	Deleted**

85	Deleted**

86	Deleted**

PROCEEDINGS OF THE BOARD

87	Meetings of the Board

The Eighth Schedule governs the proceedings at meetings of the Board except where otherwise agreed by all the directors for the time being in relation to any particular meeting or meetings. The third schedule to the Act does not apply to proceedings of the Board.

88	Written resolutions of Board permitted

A resolution in writing signed or assented to by all of the directors entitled to vote on that resolution (or their alternate directors) is as valid and effective as if it had been passed at a meeting of the Board duly convened and held provided that prior notice of the resolution has been given to those directors not entitled to vote and those directors have acknowledged in writing that they do not require a meeting to be held.

88A	Written resolutions of all available directors permitted in certain cases

A resolution in writing which is signed or assented to by all of the available directors who are entitled to vote on that resolution (or by their alternate directors) is valid and effective as if it had been passed at a meeting of the Board duly convened and held, provided the resolution is signed by at least a majority of 75% of directors who are entitled to vote (or their alternate directors). For the purposes of this clause a director is not “available” if the Secretary has not been able to contact the director after using all reasonable endeavours to do so.

89	Written resolutions may be in counterparts

Any written resolution may consist of several copies of the resolution, each signed or assented to by one or more of the directors (or their alternate directors). A copy of a written resolution, which has been signed and is sent by facsimile or any similar means of communication, will satisfy the requirements of this clause. A copy must be sent to any director who did not sign the resolution.

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

CONSTITUTION OF TELECOM CORPORATION OF NEW ZEALAND LIMITED	22

DELEGATION OF POWERS

90	Restriction on Board’s right to delegate its powers

The Board may delegate to a committee of directors, a director, an employee of the Company or any other person, any one or more of its powers other than its powers under any of the sections of the Act set out in the second schedule to the Act.

91	Board delegates to comply with regulations

In exercising the Board’s delegated powers, any committee of directors, director, employee of the Company or any other person must comply with any regulations that the Board may impose.

92	Committee proceedings

92.1	A committee of the Board comprising more than one person may elect a chairperson of its meetings. If no such chairperson is elected, or if at any meeting the chairperson is not present within 15 minutes after the time appointed for holding the meeting, the members present may choose one of their number to be chairperson of the meeting.

92.2	A committee of the Board may meet and adjourn as it thinks proper. Questions arising at any meeting of a committee comprising more than one person shall be determined by a majority of votes of the members present, and in case of an equality of votes the chairperson of the meeting shall have a second and casting vote except when only two members are present at the meeting.

92.3	The provisions of this constitution (including those relating to the signing of written resolutions and to teleconference meetings) relating to the meetings and proceedings of the Board shall, so far as not altered by any regulations made by the Board, apply also to the meetings and proceedings of any committee. The quorum of any committee shall be:

92.3.1	the number of members of the committee where the committee comprises not more than two members; and

92.3.2	two members where the committee comprises three or more members;

in both cases unless the Board specifies otherwise.

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

CONSTITUTION OF TELECOM CORPORATION OF NEW ZEALAND LIMITED	23

INTERESTED DIRECTORS

93	Directors must disclose their interests

As soon as a director becomes aware of the fact that he or she is interested in a transaction or proposed transaction with the Company, that director must cause to be entered in the interests register, and disclose to the Board:

93.1	the nature and monetary value of his or her interest (if the monetary value of the interest is able to be quantified); or

93.2	the nature and extent of his or her interest (if the monetary value of the interest cannot be quantified).

The word “interested” where used in this constitution in relation to a director has the meaning set out in section 139 of the Act.

93A	Exception

The provisions of clause 93 shall not apply to a director if:

93A.1	the transaction or proposed transaction is between the director and the Company; and

93A.2	the transaction or proposed transaction is or is to be entered into in the ordinary course of the Company’s business and on usual terms and conditions.

94	General disclosure in certain cases will suffice

For the purposes of clause 93 a general notice entered in the interests register or disclosed to the Board to the effect that a director:

94.1	is a shareholder, director, officer, or trustee of another named company or other person; and

94.2	is to be regarded as interested in any transaction which may, after the date of the entry or disclosure, be entered into with that other company or person,

is a sufficient disclosure of that interest in relation to that transaction.

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

CONSTITUTION OF TELECOM CORPORATION OF NEW ZEALAND LIMITED	24

95	Failure to disclose does not affect validity of transaction

Any failure by a director to comply with clause 93 does not affect the validity of a transaction entered into by the Company or the director. However, the transaction may be avoided under clause 96.

96	Company may avoid transaction if director interested

Where the Company enters into a transaction in which a director is interested, the Company may avoid that transaction in accordance with the Act.

97	Deleted**

REMUNERATION

98	Directors’ remuneration

98.1	The power of the Board to authorise the payment of remuneration by the Company to a director in his or her capacity as a director is subject to the Rules and the ASX Rules.

98.2	Notwithstanding clause 98.1 a director is entitled to be paid or reimbursed for reasonable travelling, accommodation and other expenses incurred in relation to management of the Company without requiring authorisation of shareholders.

98.3	Notwithstanding clause 98.1, in no instance will remuneration paid by the Company to a director (whether that director is an executive or non-executive director), or remuneration paid by the Company to a managing director in his or her capacity as an executive, include a commission on, or percentage of, operating revenue.

99	Shareholders may determine directors’ remuneration

The shareholders may at any shareholders’ meeting by ordinary resolution determine the sum or sums to be paid to the directors for their services as directors of the Company (but excluding services as an executive director) in accordance with the Rules and ASX Rules.

100	Deleted**

101	Deleted**

101.1	Deleted**

101.2	Deleted**

101.3	Deleted**

101.4	Deleted**

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

CONSTITUTION OF TELECOM CORPORATION OF NEW ZEALAND LIMITED	25

102	Deleted**

ALTERNATE DIRECTORS

103	Directors may appoint and remove alternate directors

Every director may:

103.1	appoint any person who is not a director and is not disqualified by this constitution or the Act from being a director, and whose appointment has been approved in writing by a majority of the other directors, to act as an alternate director in his or her place either for a specified period, or generally during the absence or inability to act from time to time of such director; and

103.2	remove his or her alternate director from that office,

by giving written notice to that effect to the Company. A majority of the other directors may similarly remove an alternate of a director from that office. No director shall appoint a deputy or agent otherwise than by way of appointment of an alternate director, under this clause.

104	Alternate director has powers of appointor

While acting in the place of the director who appointed him or her, the alternate director:

104.1	has, and may exercise and discharge, all the powers, rights, duties and privileges of that director (including the right to receive notice of, and participate in, meetings of the Board, and the power to sign any document, including a written resolution, but excluding the right to act as chairperson, deputy chairperson or managing director, and the right to appoint an alternate);

104.2	is also subject to the same terms and conditions of appointment as that director, except that he or she shall not be entitled to receive remuneration other than such proportion (if any) of the remuneration otherwise payable to his or her appointor as the appointor may by notice in writing to the Company from time to time direct.

105	Automatic termination of appointment of alternate director

The appointment of an alternate director terminates automatically if the director who appointed him or her ceases to be a director, or if an event occurs which if he or she were a director would cause him or her to vacate

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

CONSTITUTION OF TELECOM CORPORATION OF NEW ZEALAND LIMITED	26

such office. A director retiring by rotation at a meeting of the Company and being re-elected at that meeting shall not be treated as having ceased to be a director.

MANAGING DIRECTOR

106	Board may appoint managing director

The Board may appoint one of the directors to the office of managing director for a term not exceeding 5 years and on such other terms as the Board thinks fit. If the Board determines, a managing director may be referred to as the Chief Executive of the Company. A managing director may be reappointed at any time within three months before the expiration of such term of appointment for a further period not exceeding 5 years, and may be reappointed for a further term of 5 years in the same manner.

107	Managing director subject to same provisions

Subject to this constitution and the terms of any agreement entered into between the Board and the director concerned, the managing director is subject to the same provisions regarding resignation, removal and disqualification as the other directors of the Company, and the Board may revoke the appointment with or without cause, and the remedy for any breach of such agreement shall be in damages only, and he or she shall have no right to claim to continue in office contrary to the will of the Board. The appointment of a managing director shall terminate automatically if he or she ceases to be a director.

108	Remuneration of managing director

A managing director will receive in addition to remuneration for services as a director such remuneration and benefits as the Board may determine.

109	Powers conferred on managing director

Subject to clause 90, the Board may:

109.1	confer on a managing director any of the powers exercisable by the Board; and

109.2	without affecting the powers of the managing director to act as a member of the Board, impose such terms and conditions and such restrictions as the Board thinks fit; and

109.3	withdraw, alter, vary or revoke any of the powers it confers under this clause 109.

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

CONSTITUTION OF TELECOM CORPORATION OF NEW ZEALAND LIMITED	27

110	Managing director has no power to appoint alternate managing director

The power to appoint an alternate director conferred on directors by this constitution does not confer on any managing director the power to appoint an alternate managing director.

PART D: GENERAL

111	Secretary

111.1	The Board may from time to time appoint one or more persons (other than a body corporate) to act as Secretary or deputy Secretary of the Company for such terms, at such remuneration, and upon such conditions as the Board thinks fit.

111.2	Subject to clause 90, the Secretary has the powers conferred by this constitution and any other powers the Board may confer on the Secretary.

111.3	If the Board thinks fit, two or more persons may be appointed under clause 111.1 as joint Secretaries.

111.4	Any Secretary or joint Secretary may, at any time, be removed from office by the Board, but without prejudice to any claim for damages for breach of any contract of service between him or her and the Company.

112	A director may apply to change Company name

A director may apply to the Registrar of Companies to change the name of the Company if the Board has approved the director doing so. An application to change the name of the Company shall not be an amendment to this constitution in terms of the Act.

INDEMNITY AND INSURANCE FOR DIRECTORS AND EMPLOYEES

113	Indemnity for directors and others

Subject to clause 115 every director of the Company shall be indemnified by the Company:

113.1	for any costs incurred by him or her in any proceeding that relates to liability for any act or omission in his or her capacity as a director of the Company or a director of a subsidiary of the Company and in which judgment is given in his or her favour, or in which he or she is acquitted, or which is discontinued; and

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

CONSTITUTION OF TELECOM CORPORATION OF NEW ZEALAND LIMITED	28

113.2	in respect of liability to any person other than the Company or a related company for any act or omission by him or her in his or her capacity as a director of the Company or a director of a subsidiary of the Company, or costs incurred by him or her in defending or settling any claim or proceeding relating to any such liability.

114	Indemnity power

Subject to clause 115 the Company may, with the prior approval of the Board, indemnify a director or an employee of the Company or a related company:

114.1	for any costs incurred by him or her in any proceeding that relates to liability for any act or omission by him or her in such capacity and in which judgment is given in his or her favour, or in which he or she is acquitted, or which is discontinued; and

114.2	in respect of liability to any person other than the Company or a related company for any act or omission by him or her in such capacity, or costs incurred by him or her in defending or settling any claim or proceeding relating to any such liability.

115	Exceptions and definitions

115.1	An indemnity conferred by clause 113.2 or given pursuant to clause 114.2, shall not apply in respect of:

115.1.1	any criminal liability; or

115.1.2	in the case of an employee of the Company or a related company, any liability in respect of a breach of any fiduciary duty owed to the Company or related company; or

115.1.3	in the case of a director of the Company or a director of a related company, any liability in respect of a breach of the duty specified in section 131 of the Act.

115.2	In clauses 113 and 114 “director” includes a former director and other words given extended meanings in section 162 of the Act have those extended meanings.

116	Company may effect insurance for directors and employees

The Company may, with the prior approval of the Board, effect insurance for a director or employee of the Company or a related company for any liability or costs for which a company may effect insurance for a director or

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

CONSTITUTION OF TELECOM CORPORATION OF NEW ZEALAND LIMITED	29

employee under the Act. The Board may determine the amounts and the terms and conditions of any such insurance.

SERVICE OF DOCUMENTS ON SHAREHOLDERS

117	Notice to natural persons

A notice, statement, report, accounts, or other document to be sent to a shareholder who is a natural person may be:

117.1	delivered to that person; or

117.2	posted to that person’s address (being the address shown in the share register or such other address as may have been notified in writing to the Company by the shareholder) or delivered to a box at a document exchange which that person is using at the time; or

117.3	sent by facsimile machine to a telephone number used by that person for the transmission of documents by facsimile; or

117.4	sent electronically to the address provided to the Company by that person for the receipt of documents electronically.

118	Notice to companies

A notice, statement, report, accounts, or other document to be sent to a shareholder that is a company (not being an overseas company) may be sent as follows:

118.1	by delivery to a person named as a director of the company on the New Zealand register; or

118.2	by delivery to an employee of the company at the company’s head office or principal place of business; or

118.3	by leaving it at the company’s registered office or address for service; or

118.4	in accordance with an agreement made with the company; or

118.5	by posting it to the company’s registered office or address for service or delivering it to a box at a document exchange which the company is using at the time; or

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

CONSTITUTION OF TELECOM CORPORATION OF NEW ZEALAND LIMITED	30

118.6	by sending it by facsimile machine to a telephone number used for the transmission of documents by facsimile at the company’s registered office or address for service or its head office or principal place of business; or

118.7	by sending it electronically to the address provided to the Company by that company for the receipt of documents electronically.

For the purposes of this clause 118, the address for service of a shareholder that is a company shall be the address shown on the share register.

119	Notice to overseas companies

A notice, statement, report, accounts or other document to be sent to a shareholder that is an overseas company may be sent as follows:

119.1	by delivery to a person named in the overseas register as a director of the overseas company and who is resident in New Zealand; or

119.2	by delivery to a person named in the overseas register as being authorised to accept service in New Zealand of documents on behalf of the overseas company; or

119.3	by delivery to an employee of the overseas company at the overseas company’s place of business in New Zealand or, if the overseas company has more than one place of business in New Zealand, at the overseas company’s principal place of business in New Zealand; or

119.4	by posting it to the address of the overseas company shown in the share register or the overseas company’s principal place of business in New Zealand or by delivering it to a box at a document exchange which the overseas company is then using at the time; or

119.5	by sending it by facsimile machine to a telephone number used for the transmission of documents by facsimile at the principal place of business in New Zealand of the overseas company; or

119.6	by sending it electronically to the address provided to the Company by that company for the receipt of documents electronically.

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

CONSTITUTION OF TELECOM CORPORATION OF NEW ZEALAND LIMITED	31

120	Manner and proof of service

Subject to clause 121, for the purposes of clauses 117, 118 and 119:

120.1	if a document is to be served by delivery to a natural person, service must be made:

120.1.1	by handing the document to the person; or

120.1.2	if the person refuses to accept the document, by bringing it to the attention of, and leaving it in a place accessible to, the person;

120.2	a document posted or delivered to a document exchange is deemed to be received 5 working days, or any shorter period as the Court may determine in a particular case, after it is posted or delivered;

120.3	a document sent by facsimile machine is deemed to have been received on the working day following the day on which it was sent;

120.4	a document sent electronically is deemed to have been received on the working day following the day on which a delivery-receipt message is received by the person who sent the document;

120.5	in proving service of a document by post or by delivery to a document exchange, it is sufficient to prove that:

120.5.1	the document was properly addressed; and

120.5.2	all postal or delivery charges were paid; and

120.5.3	the document was posted or was delivered to the document exchange;

120.6	in proving service of a document by facsimile machine it is sufficient to prove that the document was properly transmitted by facsimile machine to the person concerned;

120.7	in proving service of a document electronically it is sufficient to prove that the document was properly addresses and that a delivery-receipt message was received by the person who sent the document.

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

CONSTITUTION OF TELECOM CORPORATION OF NEW ZEALAND LIMITED	32

121	Effect of not receiving a document

A document is not to be deemed to have been served or sent or delivered to a person if the person proves that, through no fault on the person’s part, the document was not received within the time specified.

122	Notice where shareholder has no registered address

If a shareholder has no registered address that shareholder shall not be entitled to have any notice from the Company and all proceedings taken without notice to any such shareholder shall be as valid as if that shareholder had due notice. If a shareholder has no registered address, a notice may (but need not) be given by the Company to any such shareholder by advertisement in a newspaper circulating in the neighbourhood of the registered office addressed to the shareholders of the Company generally and any notice so given shall be deemed to have been duly given at noon on the day on which the advertisement appears.

123	Notice to joint holders

A notice may be given by the Company to the joint holders of a share by giving the notice to the joint holder first named in the register in respect of the share.

124	Notice to representatives or manager

A notice may be given by the Company to the person entitled to a share in consequence of the mental disorder, death or bankruptcy of a shareholder, by sending it to him or her by name, or by the title of the manager of the mentally disordered person, or the legal personal representatives of the deceased, or the assignee of the bankrupt, or by any like description, as the case may be. The notice may be sent to the address, if any, supplied for the purpose by the person claiming to be so entitled, or (until such an address has been so supplied) by giving the notice in any manner in which the same might have been given if the mental disorder, death or bankruptcy had not occurred.

EXECUTION OF CONTRACTS

125	Manner of execution

A contract or other enforceable obligation may be entered into by the Company as follows:

125.1	an obligation which, if entered into by a natural person, would, by law, be required to be by deed, may be entered into on behalf of the Company in writing signed under the name of the Company by –

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

CONSTITUTION OF TELECOM CORPORATION OF NEW ZEALAND LIMITED	33

125.1.1	two or more directors; or

125.1.2	a director, or other person or class of persons authorised by the Board whose signature or signatures must be witnessed; or

125.1.3	one or more attorneys appointed by the Company in accordance with clause 127;

125.2	an obligation which, if entered into by a natural person, is by law, required to be in writing, may be entered into on behalf of the Company in writing by a person acting under the Company’s express or implied authority;

125.3	an obligation which, if entered into by a natural person, is not, by law, required to be in writing, may be entered into on behalf of the Company in writing or orally by a person acting under the Company’s express or implied authority; and

125.4	by the affixing and witnessing of the seal of the Company as provided in clause 126.

126	The seal

126.1	The Board shall provide for the safe custody of the seal which shall be used only by the authority of the Board, or of a committee of the Board authorised in that behalf. Every instrument to which the seal is affixed shall be signed by one director and shall be countersigned by the Secretary or by a second director or by some other person appointed by the Board for this purpose.

126.2	The Board may by resolution determine, either generally or in any particular case, that the signature or signatures of any of the persons referred to in the Act as being able to enter into a contract or other enforceable obligation on behalf of the Company may be dispensed with or may be affixed by some mechanical means to be specified in such resolution. The Board may also by resolution determine, either generally or in any particular case, that a facsimile of the seal may be affixed to any instrument in place of the seal by some mechanical means to be specified in such resolution provided that such dispensation or the use of such means is by such resolution restricted to certificates for securities which have first been approved for sealing by the Board or a person or persons nominated for this purpose by the Board.

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

CONSTITUTION OF TELECOM CORPORATION OF NEW ZEALAND LIMITED	34

127	Company may appoint attorneys

The Company may, by an instrument in writing executed in accordance with clause 125, appoint one or more persons as its attorney or attorneys either generally or in relation to a specified matter or matters. An act of an attorney in accordance with the instrument binds the Company.

REMOVAL OF COMPANY FROM NEW ZEALAND REGISTER

128	Directors may remove Company from New Zealand register

If the Company:

128.1	has ceased to carry on business, discharged in full its liabilities to all known creditors, and distributed its surplus assets in accordance with the Act; or

128.2	has no surplus assets after paying its debts in full or in part, and no creditor has applied to the Court for an order putting the Company into liquidation,

the Board may request the Registrar to remove the Company from the New Zealand register.

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

CONSTITUTION OF TELECOM CORPORATION OF NEW ZEALAND LIMITED
(FIRST SCHEDULE)	35

FIRST SCHEDULE

KIWI SHARE AND RIGHTS OF KIWI SHAREHOLDER

1	Definitions

In this Schedule, if not inconsistent with the context:

“affected share” means any share which is treated as such pursuant to clause 7;

“capital” means the share capital of the Company (including the Kiwi Share);

“Crown” means Her Majesty the Queen in right of New Zealand;

“employee” means an employee or officer of the Company or of any subsidiary or associated company of the Company, a labour-only contractor, consultant, or consultant company who or which contracts with the Company or with any subsidiary or associated company of the Company, any person whose services are provided or are to be provided to the Company or to any subsidiary or associated company of the Company pursuant to any contract or other arrangement, any trustee or trustees on behalf of any of the above persons, and any trustee or trustees of or in respect of any pension, superannuation or like fund established for the benefit of any of the above persons;

“Kiwi Share” means the convertible preference share referred to in clause 1.1 of this constitution and having the rights and limitations specified in clause 3;

“Kiwi Shareholder” means the Minister of Finance on behalf of the Crown, as holder of the Kiwi Share;

“New Zealand business” means, for the purposes of paragraph (d) of the definition of the term New Zealand national, any one or more of the following:-

(a)	a person exempted from the requirements of Parts II and III of the Overseas Investment Regulations 1995 by virtue of an exemption notice issued under those regulations;

(b)	any person named in, or in a schedule to, any such exemption notice;

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

CONSTITUTION OF TELECOM CORPORATION OF NEW ZEALAND LIMITED
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(c)	if the regulations referred to in paragraph (a) of this definition are revoked, any person falling within that paragraph or paragraph (b) of this definition at the date of the revocation;

(d)	any subsidiary of any person referred to in paragraph (a) or paragraph (b) or paragraph (c) of this definition;

(e)	underwriters or sub-underwriters of any offer of voting shares for subscription or purchase;

“New Zealand national” means:

(a)	any New Zealand citizen, or any person who has attained the age of 18 years and is of full capacity who would, in the opinion of the Board, meet the requirements for citizenship set out in section 8(2) of the Citizenship Act 1977 (or any provision enacted in substitution for that section) if that person made an application for citizenship on the date on which his or her status as a New Zealand national is considered for the purposes of this constitution;

(b)	the Crown or any department or instrument of the executive government of New Zealand or any person acting on behalf of the Crown or any such department or instrument;

(c)	any municipal, local, statutory or other authority formed or established in New Zealand or any instrument of local government in New Zealand;

(d)	any New Zealand business;

(e)	any company, or other body corporate, that -

(i)	is established in New Zealand and has its registered office in New Zealand and that is substantially owned and effectively controlled by persons coming within any of paragraphs (a) to (d) of this definition; or

(ii)	is not an overseas person within the meaning of the Overseas Investment Act 1973;

(f)	the trustees of any employee share purchase scheme operated by way of a trust for the benefit of any employees, where all the trustees are persons coming within any of paragraphs (a) to (e) of this

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

CONSTITUTION OF TELECOM CORPORATION OF NEW ZEALAND LIMITED
(FIRST SCHEDULE)	37

definition and where all voting rights in respect of all shares to which the scheme relates are held by the trustees;

“person” includes a natural person, a company, a corporation, and any combination or association of natural persons or corporate or unincorporated bodies (in each case whether or not having a separate legal identity);

“relevant interest” has the meaning set out in clause 9;

“representative” means a person authorised by a corporation in accordance with clause 49 of the Seventh Schedule or, in the case of the Kiwi Shareholder, in writing by the person named in the last notice received by the Secretary pursuant to clause 3.1 to act as its or his or her representative at a meeting of the shareholders of the Company;

“subsidiary” has the meaning set out in section 5 of the Act;

“voting share” means a security that confers a right to vote at meetings of the shareholders of the Company (whether or not there is any restriction or limitation on the number of votes that may be cast by or on behalf of the holder of the security), not being a right to vote that, under the conditions attached to the security, is exercisable only in one or more of the following circumstances:

(a)	during a period in which a dividend (or part of a dividend) in respect of the security is in arrears;

(b)	on a proposal to reduce the capital;

(c)	on a proposal that affects rights attached to the security;

(d)	on a proposal to put the Company into liquidation;

(e)	on a proposal for the disposal of the whole of the property, business, and undertaking of the Company;

(f)	during the liquidation of the Company;

For the purposes of this Schedule, a body corporate is related to another body corporate if:

(a)	the other body is its holding company or subsidiary; or

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

CONSTITUTION OF TELECOM CORPORATION OF NEW ZEALAND LIMITED
(FIRST SCHEDULE)	38

(b)	there is another body corporate to which both bodies are related by virtue of paragraph (a) of this definition,

and related body corporate has a corresponding meaning.

2	Construction

Unless stated otherwise, references to clauses are to clauses in this Schedule.

3	Rights and limitations

The following rights and limitations shall be attached to the Kiwi Share:

3.1	The Kiwi Share shall be held by, and registered in the name of, the Minister of Finance on behalf of the Crown. The Minister of Finance may from time to time give written notice to the Secretary of the person who is entitled to exercise the rights and powers of the Kiwi Shareholder. The Company shall regard as the person entitled to exercise the rights and powers of the Kiwi Shareholder, the person identified by name or office in the last such notice received by the Secretary.

3.2	Notwithstanding any provision of this constitution to the contrary, each of the following matters shall be deemed to be a variation of the rights attaching to the Kiwi Share and shall accordingly not be effective without the consent in writing of the Kiwi Shareholder:

3.2.1	the amendment, or removal, or alteration of the effect of, all or any of the following clauses and definitions:

The following definitions in clause 1.1 of this constitution, or defined by reference to the Rules in clause 1.2 of this constitution or the Act in clause 1.3 of this constitution:

“this constitution”, “Board”, “Company”, “director”, “holding company”, “New Zealand citizen”, “share register”, “the Secretary”, “security”, “share”, “shareholder”;

Clause 31 of this constitution: Registration not to affect other powers;

this Schedule: Kiwi Share and rights of Kiwi Shareholder;

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

CONSTITUTION OF TELECOM CORPORATION OF NEW ZEALAND LIMITED
(FIRST SCHEDULE)	39

Clause 67 of this constitution: Half of Board to be New Zealand citizens;

Clause 21 of the Eighth Schedule: Voting on resolutions;

Clause 22 of the Eighth Schedule: Chairperson shall not have a casting vote.

3.2.2	any act or omission to act that contravenes or fails to comply with any of the clauses specified in clause 3.2.1, whether or not the act or omission is that of the Board or the shareholders in a meeting and whether or not the act or omission has been approved by a special resolution of shareholders.

3.3	The clauses and definitions referred to in clause 3.2.1 are hereby deemed to confer rights which attach to the Kiwi Share and which are legally enforceable against the Company at the suit of the Kiwi Shareholder. In the event of the Kiwi Shareholder bringing proceedings to enforce the rights attaching to the Kiwi Share and having judgment awarded in its favour, the Company shall indemnify the Kiwi Shareholder against all the costs of that action on a solicitor and own client basis.

3.4	The Kiwi Shareholder shall be entitled to receive notice of and, either by the person named in the last notice given pursuant to clause 3.1 or by that person’s representative, to attend any meeting of shareholders or any meeting of any class of shareholders, and to speak on any matter relating to rights attaching to the Kiwi Share, but the Kiwi Share shall carry no right to vote nor any other rights at any such meeting.

3.5	In a distribution of capital in a liquidation of the Company, the Kiwi Shareholder shall be entitled to repayment of the capital paid up on the Kiwi Share in priority to any repayment of capital to any other shareholder. The Kiwi Share shall confer no other right to participate in the capital or profits of the Company.

3.6

The Kiwi Shareholder may convert the Kiwi Share into an ordinary share at any time, by notice in writing to the Secretary, which notice shall be accompanied by the share certificate for the Kiwi Share. In that event the Kiwi Share shall be converted into an ordinary share as from the date of receipt of the notice by the Secretary, the rights

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

CONSTITUTION OF TELECOM CORPORATION OF NEW ZEALAND LIMITED
(FIRST SCHEDULE)	40

and limitations relating to ordinary shares shall be attached to the share in place of the rights and limitations specified in this clause 3, there shall cease to be a Kiwi Share and a Kiwi Shareholder, clauses 3 (except this clause 3.6) 4, 5 and 6.2 shall cease to apply, and all references to the Kiwi Share and the Kiwi Shareholder in this constitution shall cease to have any application.

3.7	Any approval or consent required of the Kiwi Shareholder under this constitution may be given on such terms and conditions as the Kiwi Shareholder thinks fit. The giving of any such approval or consent shall not derogate from the need to obtain any approval or consent of the Crown under any enactment.

4	Alteration of clause 3

Notwithstanding any other provision of this constitution, the rights and limitations attached to the Kiwi Share under clause 3 shall not be altered without the consent in writing of the Kiwi Shareholder.

5	Provision of telephone services

5.1	Notwithstanding clauses 79 and 80 of this constitution, and any resolution of the shareholders, unless the Kiwi Shareholder agrees otherwise in any particular case or class of cases-

5.1.1	The Company shall ensure that it and those of its subsidiaries which from time to time provide an “ordinary residential telephone service” (as that term is defined in clause 5.3) (in this clause 5, together called “Telecom”) observe the principles relating to the provision of telephone services set out in clause 5.2; and

5.1.2	The Board shall not manage the business, or exercise any powers, of the Company in a manner which is inconsistent with those principles.

Without limiting the generality of clause 3.3, the Kiwi Shareholder may, in its discretion and without being required to do so, bring proceedings to enforce the rights conferred by this clause 5. It is expressly declared that this clause 5 is not intended to confer any benefit on, and is not enforceable by, any person other than the Kiwi Shareholder. Nothing in this constitution shall limit, or require Telecom to contravene, any enactment or rule of law.

5.2	The principles relating to the provision of telephone services referred to in clause 5.1 are as follows:

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

CONSTITUTION OF TELECOM CORPORATION OF NEW ZEALAND LIMITED
(FIRST SCHEDULE)	41

5.2.1	Local Call Charging - A local free-calling option will be maintained for all residential customers. Telecom may, however, develop optional tariff packages which entail local call charges for those who elect to take them, as an alternative;

5.2.2	Price Movement - Telecom will charge no more than the standard residential rental for ordinary residential telephone service and from 1 November 1989 the pre-GST standard residential rental will not be increased in real terms provided that overall profitability of the subsidiary regional operating companies, as evidenced by their audited accounts, is not unreasonably impaired;

5.2.3	Standard Prices and Availability - The line rental for residential users in rural areas will be no higher than the standard residential rental and Telecom will continue to make ordinary residential telephone service as widely available as it is at 11 September 1990.

5.3	For the purposes of clause 5.2, the term “standard residential rental” means the Standard Residential Rental specified on page 6 of the Company’s Standard List of Charges for Local Telephone Services effective 1 November 1989 (as amended from time to time in accordance with clause 5.2.2) and the terms “ordinary residential telephone service” and “local free calling option” mean the standard local telephone service provided to residential customers for the Standard Residential Rental in accordance with the Company’s usual terms and conditions.

5.4	For the purposes of clause 5.2.2, real price calculations will be made using the Consumer Price Index (for all groups as defined at 1 November 1989) as deflator.

6	Limitations on shareholdings

6.1	No person shall have a relevant interest in 10 percent or more of the total voting shares for the time being without, and except in accordance with the terms of, the prior written approvals of each of the Kiwi Shareholder and the Board given under this clause 6.1.

6.2	No person who is not a New Zealand national shall have a relevant interest in more than 49.9 percent of the total voting shares for the time being without, and except in accordance with the terms of, the prior written approval of the Kiwi Shareholder given under this clause 6.2.

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

CONSTITUTION OF TELECOM CORPORATION OF NEW ZEALAND LIMITED
(FIRST SCHEDULE)	42

7	Power to sell where clause 6 breached

7.1	The provisions of clauses 7.2 to 7.11 inclusive shall apply if either the Board determines, or the Kiwi Shareholder determines after consultation with the Board, that there are reasonable grounds for believing that a person has a relevant interest in voting shares in breach of clause 6. Where the Kiwi Shareholder makes such a determination and the Board fails to act pursuant to the following provisions of this clause 7 within such period of time as the Kiwi Shareholder considers is reasonable, or fails (in the opinion of the Kiwi Shareholder) to act in a manner which remedies the basis of the determination, the Kiwi Shareholder may act pursuant to the following provisions of this clause 7, and where the Kiwi Shareholder has so acted, those provisions shall apply in relation to the voting shares in question as if every reference therein to the Board was a reference to the Kiwi Shareholder and not to the Board, and the Company, the Board and every officer of the Company shall do everything necessary on its, his, or her part to enable the exercise by the Kiwi Shareholder of the powers given to the Kiwi Shareholder under those provisions.

7.2	After such determination, the Board may, by notice in writing served on any registered holder of voting shares to which the determination relates, require that holder to lodge with the Board within 21 days of the date on which such notice is served by the Board, a statutory declaration (or other disclosure if required by the Board) giving such information as the Board may reasonably require for the purposes of determining whether to exercise its powers under this clause 7.

7.3	Where the registered holder of any voting shares does not comply with clause 7.2, or the Board in its discretion considers that any disclosure required by clause 7.2 or other information reveals that any person, without the written consent of the Board and/or the Kiwi Shareholder, as the case may be, holds a relevant interest in any voting shares in contravention of clause 6, the Board may, subject to clause 7.4, serve a notice on the registered holder of those voting shares declaring those voting shares to be affected shares.

7.4

The Board shall serve notice upon the registered holder of any voting shares of its intention to declare those shares to be affected shares. The holder may make representations to the Board as to why any such voting shares should not be treated as affected shares, within 14 days of receiving the above mentioned notice from the Board. If after taking into consideration any such representations, the Board in its discretion determines that such shares shall be treated as affected shares, it may

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

CONSTITUTION OF TELECOM CORPORATION OF NEW ZEALAND LIMITED
(FIRST SCHEDULE)	43

immediately serve a notice on the registered holder declaring those voting shares to be affected shares.

7.5	A registered holder of affected shares shall, if the Board so directs, not be entitled to vote in respect of such affected shares at any shareholders’ or class meeting of the Company and in that event the votes attached to such affected shares shall vest in and may be exercised by the chairperson of any such meeting who may act entirely at his or her discretion. This shall be without prejudice to the right of any such registered holder to attend or speak at any shareholders’ or class meeting of the Company.

7.6	A registered holder of affected shares shall, within three months (or such longer period as the Board may determine) of receiving the notice declaring those voting shares to be affected shares, ensure that either the affected shares or one or more persons’ relevant interests therein are disposed of, in whole or in part, so that no person has a relevant interest in the affected shares in breach of clause 6. If, after three months (or such longer period as aforesaid), the Board is not satisfied that such a disposal has been made, the Board may arrange for the sale of some or all of the affected shares on behalf of the registered holder at the best price reasonably obtainable at the relevant time, based upon advice obtained by it for the purpose, so that no person has a relevant interest in the affected shares in breach of clause 6. For this purpose, the registered holder shall be deemed to have appointed, and does hereby appoint, the Company as its agent and its attorney, in each case with full authority to act on its behalf in relation to the sale of the affected shares and to sign all documents relating to such sale and transfer of the affected shares and the Board may register a transfer of the affected shares so sold, whether or not the transfer has been properly completed and whether or not it is accompanied by the share certificates for the affected shares. If the certificate for the affected shares is not delivered up to the Company, the Board may issue a new certificate distinguishing it as it thinks fit from the certificate not delivered up, whereupon the latter shall be deemed to have been cancelled. The person to whom such voting shares are transferred shall not be bound to see to the application of the purchase money, nor shall his or her title to the voting shares be affected by any irregularity or invalidity in the proceedings relating to the sale of those voting shares.

7.7

If the Board considers that no person has a relevant interest in breach of clause 6, in any voting shares which have been declared to be affected shares, (whether because of the sale of the affected shares or otherwise), it shall withdraw the declaration. On withdrawal, those voting shares shall

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

CONSTITUTION OF TELECOM CORPORATION OF NEW ZEALAND LIMITED
(FIRST SCHEDULE)	44

cease to be affected shares. The Board shall serve notice on the then holder of those voting shares of such withdrawal within 14 days of having so resolved.

7.8	The Board shall not be obliged to serve any notice required under this clause to be served upon any person if it does not know either the identity or address of the person. The absence of service of such a notice in such circumstances, and any accidental error in or failure to give any notice to any person upon whom notice is required to be served under this clause shall not prevent the implementation of or invalidate any procedure under this clause. Clauses 117 to 124 of this constitution shall apply to the service on persons of notices required under this clause 7 as if references in clauses 117 to 124 of this constitution to shareholders were references to those persons and references to the registered addresses of shareholders were references to the last addresses of those persons known to the Company.

7.9	Any resolution or determination of, or decision or declaration or exercise of any discretion or power by, the Board or by the chairman of any meeting under or pursuant to this clause 7 shall be final and conclusive; and any disposal or transfer made, or other things done, by or on behalf of, or on the authority of, the Board pursuant to this clause 7 shall be conclusive and binding on all persons concerned and shall not be open to challenge, whether as to its validity or otherwise on any ground whatsoever.

7.10	The proceeds of sale of any voting shares sold on behalf of the registered holder under this clause 7 shall be applied as follows:

7.10.1	first, in payment of any expenses incurred in regard to the sale;

7.10.2	the residue (if any) shall be paid to, or in accordance with a direction of, the person who was the registered holder of the voting shares immediately before the sale.

7.11	A certificate signed by a director and countersigned by the Secretary, or by a second director, or signed by the Kiwi Shareholder, that a power of sale under this clause 7 has arisen and is exercisable by the Board, or that a voting share has been duly transferred under this clause 7 on the date stated therein, shall be conclusive evidence of the facts stated therein.

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

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8	Transfers of shares

8.1	The Board may decline to register a transfer of any voting shares if, in the reasonable opinion of the Board, any person would, upon transfer, have a relevant interest in those voting shares in breach of clause 6.

8.2	The Board shall, if it is able to do so, decline to register a transfer of voting shares if it is aware that the acquisition of the voting shares by the transferee results, or would result, in a breach of clause 6.

9	Meaning of “relevant interest”

9.1	For the purpose of this constitution, a person has a relevant interest in a voting share (whether or not that person is the registered holder of it) if that person:

9.1.1	is a beneficial owner of the voting share; or

9.1.2	has the power to exercise any right to vote attached to the voting share; or

9.1.3	has the power to control the exercise of any right to vote attached to the voting share; or

9.1.4	has the power to acquire or dispose of the voting share; or

9.1.5	has the power to control the acquisition or disposition of the voting share by another person; or

9.1.6	under, or by virtue of, any trust, agreement, arrangement, or understanding relating to the voting share (whether or not that person is a party to it):

(a)	may at any time have the power to exercise any right to vote attached to the voting share; or

(b)	may at any time have the power to control the exercise of any right to vote attached to the voting share; or

(c)	may at any time have the power to acquire or dispose of the voting share; or

(d)	may at any time have the power to control the acquisition or disposition of the voting share by another person.

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

CONSTITUTION OF TELECOM CORPORATION OF NEW ZEALAND LIMITED
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9.2	For the purposes of this constitution, where two or more persons act jointly or in concert in respect of the exercise of the rights attaching to a voting share in which any one or more of those persons has a relevant interest, then each of those persons shall be deemed to have a relevant interest in the voting share.

9.3	A body corporate or other body has a relevant interest in a voting share in which another body corporate that is related to that body corporate or other body has a relevant interest.

9.4	A person who has, or may have, a power referred to in any of clauses 9.1.1 to 9.1.6 has a relevant interest in a voting share regardless of whether the power:

9.4.1	is expressed or implied;

9.4.2	is direct or indirect;

9.4.3	is legally enforceable or not;

9.4.4	is related to a particular voting share or not;

9.4.5	is subject to restraint or restriction or is capable of being made subject to restraint or restriction;

9.4.6	is exercisable presently or in the future;

9.4.7	is exercisable only on the fulfilment of a condition;

9.4.8	is exercisable alone or jointly with another person or persons.

9.5	A power referred to in clause 9.1 exercisable jointly with another person or persons is deemed to be exercisable by either or any of those persons.

9.6	A reference to a power includes a reference to a power that arises from, or is capable of being exercised as the result of, a breach of any trust, agreement, arrangement, or understanding, or any of them, whether or not it is legally enforceable.

9.7	For the purposes of clause 6, notwithstanding clauses 9.1 to 9.6, no account shall be taken of a relevant interest of a person in a voting share if:

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

CONSTITUTION OF TELECOM CORPORATION OF NEW ZEALAND LIMITED
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9.7.1	the ordinary business of the person who has the relevant interest consists of, or includes, the lending of money or the provision of financial services, or both, and that person has the relevant interest only as security given for the purposes of a transaction entered into in the ordinary course of the business of that person; or

9.7.2	that person has the relevant interest by reason only of acting for another person to acquire or dispose of that voting share on behalf of the other person in the ordinary course of business of a sharebroker and that person is a member of a stock exchange; or

9.7.3	that person has the relevant interest solely in its capacity as a recognised clearing house, a nominee of a recognised clearing house, a recognised stock or investment exchange or a nominee of a recognised stock or investment exchange; or

9.7.4	that person has the relevant interest solely in its capacity as a custodian or depository under arrangements whereby that person holds shares in the Company and either itself or some other person issues receipts or other securities evidencing the right to receive such shares; or

9.7.5	that person has the relevant interest solely in its capacity as an underwriter in respect of obligations (whether contingent or otherwise) to acquire or subscribe for shares in the Company pursuant to an underwriting or subscription agreement; or

9.7.6	that person has the relevant interest by reason only that he or she has been authorised by resolution of the directors or other governing body of a body corporate to act as its representative at any meeting of shareholders or class of shareholders of the Company; or

9.7.7	that person has the relevant interest solely by reason of being appointed as a proxy in accordance with the Seventh Schedule to vote at any meeting of shareholders, or of a class of shareholders, of the Company; or

9.7.8	that person:

(a)	is a trustee corporation or a nominee company; and

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

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(b)	has the relevant interest by reason only of acting for another person in the ordinary course of business of that trustee corporation or nominee company; or

9.7.9	the person has the relevant interest by reason only that the person is a bare trustee of a trust to which the voting share is subject; or

9.7.10	that person has the relevant interest solely in its capacity as a trustee of an employee share purchase scheme of the Company.

9.8	For the purposes of clause 9.7.9, a trustee may be a bare trustee notwithstanding that he or she is entitled as a trustee to be remunerated out of the income or property of the trust.

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

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SECOND SCHEDULE

DELETED*

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

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THIRD SCHEDULE

DELETED *

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

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FOURTH SCHEDULE

DELETED *

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

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FIFTH SCHEDULE

SALE OF LESS THAN MINIMUM HOLDINGS

INTERPRETATION

1	Construction

Unless stated otherwise, references to clauses are references to clauses in this Schedule.

NOTICE

2	Notice to security holder with less than a minimum holding

Where securities registered in the name of a holder are less than a minimum holding, the Board may at any time give written notice of that fact and of the provisions of clause 3 to that holder. Notice must not be given before enquiry has been made as to whether any further transfers which may affect the number of securities registered in the name of the holder are pending and the effect of those transfers has been taken into account.

3	Company may sell less than minimum holdings

Where notice has been given under clause 2, the Company may at any time during the period commencing not less than 3 months after the date on which notice is given and ending 5 months after that date, if the securities then registered in the name of the security holder are less than a minimum holding, sell the securities through NZX.

4	Sale procedures

The Board may authorise the transfer of the securities sold to a purchaser of the securities through NZX or in some other manner approved by NZX, and the holder is deemed to have authorised the Company to act on behalf of the holder and to sign all necessary documents relating to the sale. The purchaser shall not be bound to see to the application of the purchase money, nor shall the title to the securities be affected by any irregularity or invalidity in the procedures under this constitution relating to the sale. The remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively. If the certificate, if any, for the shares is not delivered to the Company, the Board may issue a new certificate in such manner as it thinks fit and the certificate not delivered shall be deemed to be cancelled.

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

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5	Application of proceeds

The proceeds of the sale of any securities sold under clauses 3 and 4 must be applied as follows:

5.1	first, in payment of any reasonable sale expenses;

5.2	second, in satisfaction of any unpaid calls or any other amounts owing to the Company in respect of the securities;

5.3	the residue, if any, must be paid to the person who was the holder of the securities immediately before the sale or his or her executors, administrators or assigns.

6	Evidence of power of sale

A certificate signed by a director and countersigned by the Secretary or by a second director that the power of sale under this Schedule has arisen and is exercisable by the Company shall be conclusive evidence of the facts stated in that certificate.

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

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SIXTH SCHEDULE

CALLS, FORFEITURE AND LIEN

INTERPRETATION

1	Construction

Unless stated otherwise, references to clauses are references to clauses in this Schedule.

CALLS ON SECURITIES

2	Holders of securities must pay calls

Every holder of securities on receiving at least 10 working days’ written notice specifying the time or times and the place of payment must pay, in accordance with that notice, the amount called to be paid in respect of any securities that the holder holds. The Board may revoke or postpone a call, or require a call to be paid by instalments.

3	Call made when Board resolution passed

A call is regarded as having been made at the time when the Board resolution authorising the call was passed.

4	Joint holders are jointly and severally liable

The joint holders of a security are jointly and severally liable to pay all calls for that security.

5	Unpaid calls will accrue interest

If an amount called is not paid in full at the time specified for payment, the person from whom the amount is due must pay the Company interest on the amount that remains unpaid at a rate determined by the Board and calculated from the time specified for payment until the day of actual payment. The Board may waive some or all of the payment of that interest.

6	Amounts payable under terms of issue treated as calls

Any amount that becomes payable on issue or at any specified date under this constitution or under the terms of issue of a security or under a contract for the issue of a security, will be regarded as being a call duly made and payable on the specified date. If the payment is not made, the relevant provisions of this constitution will apply as if the amount had become payable by virtue of a call made in accordance with this constitution.

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

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7	Board may differentiate between holders as to calls

On the issue of securities, the Board may differentiate between the holders of securities as to the amount of calls to be paid and the times of payment.

8	Board may accept payment in advance for calls

Where a holder of securities is willing to advance some or all of the money unpaid and uncalled on any security of that holder, the Board may accept the amount advanced on the Company’s behalf. The Board may pay interest on that amount at a rate agreed between the Board and that holder of securities for the period between the date that the amount is accepted and the date that the amount becomes payable pursuant to a call or the date specified for its payment. The Board may at any time repay to any holder of securities the whole or any portion of any money so advanced upon giving such holder at least 10 working days’ notice in writing and as from the date of such repayment interest (if any) shall cease to accrue on the money so repaid. Holders of securities shall not be entitled as of right to any payment of interest on any amount so paid in advance and the Board may decline to pay any interest. Any amount so paid in advance shall not be taken into account in ascertaining the amount of any dividend or other distribution payable upon the securities concerned.

9	Proof of liability

The amount of any unpaid call may be recovered as a debt due from the holder of a security to the Company by proceedings commenced at any time after the call becomes payable. In any such proceedings it shall be sufficient to prove that:

9.1	the name of the holder of securities sued is entered in the applicable register of securities as the holder or one of the holders of the security in respect of which such debt accrued;

9.2	a resolution of the Board making the call is duly recorded in the Company’s records; and

9.3	notice of such call was duly given to the holder sued.

The proof of such matters shall be conclusive evidence of the debt and it shall not be necessary to prove the appointment or qualification of any member of the Board that made such call nor any other matter whatsoever.

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

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FORFEITURE OF SECURITIES

10	Board may by notice require forfeiture of securities if calls unpaid

The Board may during the time that a call, instalment, or other amount remains unpaid on a security, serve a notice on the holder of that security requiring payment of the unpaid call, instalment, or other amount, together with any accrued interest and any expenses that may have been incurred by the Company by reason of non-payment and failure to comply with such notice will result in forfeiture of the security.

11	Notice of forfeiture must satisfy certain requirements

The notice served on a holder of securities under clause 10 must specify a date not earlier than 10 working days after the date the notice is served by which the payment is to be made. The notice must also state that in the event of non-payment by the appointed time, the securities to which the call, instalment, or other amount relates, will be liable to be forfeited by the holder of securities.

12	Failure to comply with notice may lead to forfeiture

Where a valid notice under clause 10 is served on a holder of securities and the holder of securities fails to comply with the notice, then the Board:

12.1	may resolve that any security for which that notice was given and all distributions authorised and not paid before the notice was served be forfeited; and

12.2	may cancel any certificate relating to any security which has been forfeited pursuant to any such resolutions.

13	Board may deal with forfeited security

A forfeited security may be sold or otherwise disposed of on such terms and in such manner as the Board thinks fit. However, the Board may cancel the forfeiture at any time before the sale or other disposition on such terms as the Board thinks fit if the call, instalment or other amount which remains unpaid on the security is paid.

14	Holder whose securities are forfeited loses rights

A person whose securities have been forfeited immediately ceases to be a holder in respect of those securities notwithstanding any other provision of this constitution, and remains liable to pay the unpaid amount that the holder owes the Company, but that liability shall cease if the Company receives payment in full of all money owing for those securities.

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

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15	Notice of forfeiture

On the forfeiture of a security the Board shall cause a note of the forfeiture and the date to be entered in the applicable register of securities and shall cause notice of the forfeiture and the date to be given to the holder in whose name the security stood immediately prior to the forfeiture. The Board shall upon the disposal of any forfeited security cause a note of the manner and date of such disposal to be similarly entered in the applicable register of securities.

16	Certificate is conclusive

A certificate signed by a director that a security has been duly forfeited on a stated date shall be conclusive evidence of the facts stated against any person claiming an entitlement to that security.

17	Company may sell forfeited security

The Company may receive consideration, if any, given for a forfeited security following a sale or disposition, and may execute a transfer of the security in favour of the person to whom the security is sold or disposed of, and register that person as the holder of the security. That person shall not be bound to see to the application of the purchase money, if any, nor shall the title to the security be affected by any irregularity or invalidity in the procedures under this constitution in respect of the forfeiture, sale or disposal of that security. Where the certificate, if any, for the forfeited security is not delivered to the Company, the Board may issue a new certificate distinguishing it as it thinks fit from the certificate not delivered, which shall be deemed to be cancelled. Any residue after satisfaction of unpaid calls, instalments, premiums or other amounts and interest, and expenses, shall be paid to the previous owner, or his or her executors, administrators or assigns.

18	Surrender of securities

The Board may accept from any holder of securities a surrender of all or any part of that holder’s securities which are liable to forfeiture upon such terms as may be agreed between the holder and the Board.

LIEN ON SECURITIES

19	Company’s lien

The Company has a lien, ranking in priority over all other equities, on:

19.1	all securities registered in the name of a holder of securities (whether solely or jointly with others);

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

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19.2	all dividends authorised in respect of such securities; and

19.3	the proceeds of sale of such securities,

for:

19.4	unpaid calls and instalments payable in respect of any such securities;

19.5	interest on any such calls or instalments;

19.6	any amounts that the Company may be called on to pay under any statute, regulation, ordinance or other legislation in respect of the securities of that holder of securities, whether the period for payment has arrived or not.

No equitable interest in any securities other than such lien shall be created except upon the footing and condition that clause 25 of this constitution is to have full effect and such lien shall extend to all dividends and other distributions from time to time authorised in respect of such securities.

20	Waiver of lien

Registration of a transfer of securities on which the Company has any lien will operate as a waiver of the lien, unless the Company gives notice to the contrary to the transferee prior to registration.

21	Company may sell securities on which it has a lien

The Company may sell a security on which it has a lien in such manner as the Board thinks fit, where:

21.1	the lien on the security is for a sum which is presently payable; and

21.2	the registered holder of the security, or the person entitled to it on his or her death or bankruptcy, has failed to pay that sum within 10 working days after the Company has served the registered holder with written notice demanding payment of that sum.

22	The Company may transfer security and apply proceeds

22.1

The Company may receive consideration given for a security sold under clause 21, and may execute a transfer of the security in favour of the person to whom the security is sold, and register that person as the holder of the security discharged from all calls due prior to the purchase. The purchaser shall not be bound to see to the application of the purchase

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

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money, and the purchaser’s title to the security shall not be affected by any irregularity or invalidity in the proceedings relating to the sale. The remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively. If the certificate, if any, for the forfeited security is not delivered to the Company, the Board may issue a new certificate distinguishing it as it thinks fit from the certificate not delivered, which shall be deemed to have been cancelled.

22.2	The Company must apply the sale proceeds in payment of the sum presently payable in respect of the lien, and the balance, if any, shall (subject to a like lien for sums not presently payable that existed upon the security before the sale) be paid to the person who held the security immediately before the date of sale or his or her executors, administrators or assigns.

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

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SEVENTH SCHEDULE

PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

INTERPRETATION

1	Construction

1.1	Unless stated otherwise, references to clauses are references to clauses in this Schedule.

1.2	A reference in this Schedule to a shareholder present at a meeting or entitled to vote at a meeting includes a reference to a proxy of a shareholder, a representative of a corporate shareholder, an attorney of a shareholder, and any person who may lawfully act on behalf of a shareholder.

NOTICE

2	Written notice must be given to shareholders, directors and auditors

Written notice of the time and place of a meeting of shareholders must be sent to every shareholder entitled to receive notice of the meeting and to every director and any auditor of the Company not less than 10 working days before the meeting.

3	Service of notices outside New Zealand

If a holder of a quoted security has no registered address within New Zealand and has not supplied to the Company an address within New Zealand for the giving of notices, but has supplied an address outside New Zealand, then notices must be posted to that holder at such address and shall be deemed to have been received by that holder 24 hours after the time of posting.

4	Notice must state nature of business

The notice must:

4.1	state the nature of the business to be transacted at the meeting in sufficient detail to enable a shareholder to form a reasoned judgment in relation to it;

4.2	state the text of any special resolution to be submitted to the meeting;

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

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4.3	contain or be accompanied by sufficient explanation to enable a reasonable person to understand the effect of the resolutions proposed in the notice of meeting; and

4.4	for so long as the Company is listed, comply with the requirements of the Rules and the ASX Rules.

Without limiting this clause, notices in respect of proposed changes to this constitution must be sufficiently explicit to enable the effect of such changes to be understood without reference to the existing or proposed constitution.

5	Form of proxy must be included with notice

A proxy form must be sent with every notice of meeting of shareholders or quoted security holders.

6	Irregularities in notice may be waived

Any irregularity in a notice of a meeting is waived if all the shareholders entitled to attend and vote at the meeting attend the meeting without protest as to the irregularity or if all such shareholders agree to the waiver.

7	Company’s accidental failure to give notice does not invalidate meeting

The proceedings at a meeting are not invalidated if the Company accidentally omits to give notice of a meeting to any person entitled to that notice, or if any person entitled to that notice fails to receive notice of a meeting.

8	Notice of an adjournment

8.1	If a meeting is adjourned for less than 30 days no notice of the time and place of the adjourned meeting need be given other than by announcement at the meeting from which the adjournment took place.

8.2	If a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given in the same way as notice was given of the meeting from which the adjournment took place.

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

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MEETING AND QUORUM

9	Methods of holding meetings

A meeting of shareholders may be held either:

9.1	by a number of shareholders, who constitute a quorum, being assembled together at the place, date and time appointed for the meeting; or

9.2	by means of an audio, or audio and visual, communication by which all shareholders participating and constituting a quorum can simultaneously hear each other throughout the meeting.

The Company is not required to hold meetings of shareholders in the manner specified in clause 9.2. Meetings will be held in that manner only if the notice of meeting so specifies or the Board otherwise decides that the Company should do so.

10	Business to be transacted only if a quorum is present

Subject to clauses 12 and 13, business may be transacted at a meeting of shareholders only if a quorum is present at the time when the meeting proceeds to business.

11	Quorum for shareholders’ meeting

A quorum for a meeting of shareholders is present if two or more shareholders are present having the right to vote at the meeting.

12	Meeting convened at shareholders’ request dissolved if no quorum

If a quorum is not present within 30 minutes after the time appointed for the meeting convened on the written request of shareholders holding shares together carrying at least 5 percent of the voting rights entitled to be exercised, the meeting will be dissolved automatically.

13	Other meetings to be adjourned if no quorum

If a quorum is not present within 30 minutes after the time appointed for a meeting (other than a meeting convened under clause 64.2 of this constitution), the meeting will be adjourned to the same day in the following week at the same time and place, or to such other day, time, and place as the directors may appoint. If at the adjourned meeting a quorum is not present within 30 minutes after the time appointed for the meeting, the shareholders present will constitute a quorum.

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

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CHAIRPERSON

14	Chairperson of Board to be chairperson of meeting

The chairperson of the Board, if one has been elected by the directors and is present at a meeting of shareholders, will chair the meeting.

15	Directors may elect chairperson if chairperson or deputy chairperson of Board not available

If no chairperson of the Board has been elected or, if at any meeting of shareholders the chairperson of the Board is not present within 15 minutes of the time appointed for the commencement of the meeting or is unwilling to act, the deputy chairperson (if any) of the Board, shall be the chairperson, or failing him or her, the directors present may elect one of their number to be chairperson of the meeting.

16	As a last resort shareholders may elect chairperson

If at any meeting of shareholders, no director is willing to act as chairperson or if no director is present within 15 minutes of the time appointed for the commencement of the meeting, the shareholders present may elect one of their number to be chairperson of the meeting.

17	Chairperson’s power to adjourn meeting

The chairperson of a meeting at which a quorum is present:

17.1	may adjourn the meeting to enable the result of a poll to be declared if the chairperson in his or her sole and absolute discretion believes the meeting will become inordinately protracted due to the time expected to be taken to count votes;

17.2	may adjourn the meeting with the consent of the shareholders present who are entitled to attend and vote at that meeting; and

17.3	must adjourn the meeting if directed by the meeting to do so.

The only business that may be transacted at any adjourned meeting is the business left unfinished at the meeting from which the adjournment took place.

18	Power to dissolve meeting

18.1

If any meeting shall become so unruly, disorderly or inordinately protracted, that in the opinion of the chairperson the business of the meeting cannot be conducted in a proper and orderly manner, the chairperson, notwithstanding any provision to the contrary contained in this

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

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constitution, and without the consent of the meeting, may in his or her sole and absolute discretion and without giving any reason, either adjourn or dissolve the meeting.

18.2	If any meeting is dissolved by the chairperson pursuant to clause 18.1, the unfinished business of the meeting shall be dealt with by the chairperson directing that any item of business which is uncompleted at the meeting and which in his or her opinion must be voted upon be put to the vote by a poll without further discussion.

18.3	The chairperson may dissolve any meeting prior to completion of the taking of a poll, and the taking of, and counting of votes for, such poll may continue notwithstanding the dissolution of such meeting.

19	Chairperson’s discretion to determine relevancy

The chairperson may determine in his or her absolute discretion whether or not any particular matter raised for question, discussion or comment at a meeting, or any resolution proposed by a shareholder at a meeting, concerns the management of the Company.

VOTING

20	Voting by show of hands or voice vote at meeting

In the case of a meeting of shareholders held under clause 9.1, unless a poll is demanded, voting at the meeting will be by a show of hands or by voice vote, as the chairperson may determine. On a vote by voices or show of hands, each shareholder present at the meeting is entitled to one vote.

21	Voting by voice if audio-conference meeting

In the case of a meeting of shareholders held under clause 9.2, unless a poll is demanded, voting at the meeting will be by the shareholders signifying individually their assent or dissent by voice or by such other manner as the chairperson may decide.

22	Votes of joint holders

Where two or more persons are registered as the holders of a share, the vote of the person named first in the share register and voting on a matter must be accepted to the exclusion of the votes of the other joint holders.

23	Shareholder loses voting rights if calls unpaid

A shareholder is not entitled to vote at any meeting of shareholders other than a meeting of an interest group, unless all sums due to the Company

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

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by that shareholder in respect of any share registered in that shareholder’s name have been paid.

24	Chairperson shall not have a casting vote

In the case of an equality of votes, the chairperson shall not have a casting vote.

25	Chairperson’s declaration of result

Unless a poll is demanded, a declaration by the chairperson of the meeting that a resolution on a show of hands or voice vote or by such other manner as the Chairperson may have decided under clause 20 is carried by the requisite majority or lost without proof of the number or proportion of the votes recorded in favour of or against the resolution, shall be conclusive evidence of that fact.

POLLS

26	Poll may be demanded by chairperson before a meeting

The chairperson may in his or her absolute discretion demand a poll before a meeting.

27	Poll may be demanded at a meeting

At a meeting of shareholders, a poll may be demanded, either before or after a vote by show of hands or voice vote is taken on a resolution, by:

27.1	the chairperson; or

27.2	at least 5 shareholders having the right to vote at the meeting; or

27.3	a shareholder or shareholders having the right to exercise at least 10 percent of the total votes entitled to be exercised on the business to be transacted at the meeting; or

27.4	a shareholder or shareholders holding shares that confer a right to vote at the meeting and on which the total amount paid up is at least 10 percent of the total amount paid up on all the shares that confer that right.

28	Time at which polls to be taken

A poll demanded on the election of a chairperson of a meeting or on a question of adjournment must be taken immediately. A poll demanded on any other question is to be taken at such time as the chairperson of the meeting directs. The meeting may proceed to deal with any business

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

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other than that upon which a poll has been demanded pending the taking of the poll.

29	Votes need not be cast in same way

On a poll, a shareholder entitled to more than one vote need not use all its, his or her votes, or cast all the votes it, he or she uses in the same way.

30	Counting votes cast in a poll

If a poll is taken, votes must be counted according to the votes attached to the shares of each shareholder present at the meeting and voting. A poll may otherwise be taken in such manner as the chairperson directs. If there is any dispute as to the admission or rejection of a vote, the chairperson shall determine that dispute. The chairperson’s determination, if made in good faith, will be final and conclusive.

31	Counting votes in a particular order is optional

The chairperson may direct that proxy votes, votes of corporate representatives and the votes of other shareholders present be counted in any particular order, and that counting cease once the requisite majority is attained with reference to the total number of shares. The chairperson may direct that the votes of any proxy holder be excluded if the chairperson in his or her absolute discretion is satisfied that the appointor of that proxy is present at the meeting and expresses a wish to vote.

32	Auditor of Company to be scrutineer

The auditor of the Company for the time being, or if the auditor of the Company is unable or unwilling to act, then such person as the chairperson nominates, shall act as scrutineer for the purposes of a poll.

33	Outcome of Poll

The chairperson may declare the result of a poll (at or after the meeting) after its outcome is known regardless of whether all votes have been counted.

34	Result of a poll to be treated as resolution of the meeting

The result of a poll declared by the chairperson of the meeting will be treated as the resolution of the meeting at which the poll was demanded on the issue for which the poll was taken. The chairperson’s declaration must state that the resolution has or has not been passed by the requisite

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

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majority. The chairperson may, but need not, declare the number of the votes recorded in favour of or against the resolution.

35	Proxy allowed to demand a poll

The instrument appointing a proxy to vote at a meeting confers authority to demand, or join in demanding a poll, and a demand by a person as proxy for a shareholder has the same effect as a demand by the shareholder.

SHAREHOLDER PROPOSALS

36	Shareholder proposals by written notice

36.1	A shareholder may give written notice to the Board of a matter concerning the management of the Company that the shareholder proposes to raise for discussion or resolution at the next meeting of shareholders at which the shareholder is entitled to vote.

36.2	The chairperson may determine in his or her absolute discretion whether or not any matter so proposed by a shareholder to be raised for discussion or resolution concerns the management of the Company.

37	Board to give notice of proposal at Company’s expense

If the Board receives the notice at least 20 working days before the last day on which notice of the relevant meeting of shareholders is required to be given by the Board, the Board must, at the expense of the Company, give notice of the shareholder proposal and the text of any proposed resolution to all shareholders entitled to receive notice of the meeting.

38	Board to give notice of proposal at shareholder’s expense

If the Board receives the notice at least 5 working days and not more than 20 working days before the last day on which notice of the relevant meeting of shareholders is required to be given by the Board, the Board must, at the expense of the shareholder, give notice of the shareholder proposal and the text of any proposed resolution to all shareholders entitled to receive notice of the meeting.

39	Board may give notice of proposal on short notice

If the notice is received by the Board less than 5 working days before the last day on which notice of the relevant meeting of shareholders is required to be given by the Board, the Board must, if practicable, and at the expense of the shareholder, give notice of the shareholder proposal and the text of any proposed resolution to all shareholders entitled to receive notice of the meeting.

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

CONSTITUTION OF TELECOM CORPORATION OF NEW ZEALAND LIMITED
(SEVENTH SCHEDULE)	68

40	Proposing shareholder may include statement

If the directors intend that shareholders may vote on the proposal by proxy they must give the proposing shareholder the right to include in or with the notice given by the Board a statement of not more than 1000 words prepared by the proposing shareholder in support of the proposal, together with the name and address of the proposing shareholder.

41	Board may exclude statement in some cases

The Board is not required to include in or with the notice given by the Board any part of a statement, proposal or resolution prepared by a shareholder which the directors consider to be defamatory (within the Defamation Act 1992), frivolous or vexatious.

42	Shareholder to give security for costs for proposal with short notice

Where the costs of giving notice of the shareholder proposal and the text of any proposed resolution are required to be met by the proposing shareholder, the proposing shareholder must, on giving notice to the Board, deposit with the Company or tender to the Company a sum sufficient to meet those costs.

PROXIES

43	Proxies permitted

A shareholder may exercise the right to vote by being present in person or represented by proxy.

44	Proxy to be treated as shareholder

A proxy for a shareholder is entitled to attend and be heard at a meeting of shareholders as if the proxy were the shareholder.

45	Appointment of proxy must be in writing and specify restrictions

A proxy must be appointed by a notice in writing that is signed by the shareholder, and the notice must state whether the appointment is for a particular meeting or a specified term. A proxy need not be a shareholder of the Company.

46	Notice of proxy to be produced at least 48 hours before meeting

No proxy is effective in relation to a meeting unless a copy of the notice of appointment is received at the registered office, or such other place within New Zealand as is specified for that purpose in the notice convening the meeting, at least 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the notice proposes to vote, unless the Board agrees otherwise in any particular case. If the

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

CONSTITUTION OF TELECOM CORPORATION OF NEW ZEALAND LIMITED
(SEVENTH SCHEDULE)	69

written notice appointing a proxy is signed under power of attorney, a copy of the power of attorney and a signed certificate of non-revocation of the power of attorney must accompany the notice.

47	Form of notice of proxy

A notice appointing a proxy shall be in the form set out in the Ninth Schedule or in a form as near to it as circumstances allow, or in such other form as the Board may direct.

48	Vote by proxy valid where Company not notified before meeting of disqualified proxy

Where:

48.1	the shareholder has died or become incapacitated; or

48.2	the proxy, or the authority under which the proxy was executed, has been revoked; or

48.3	the share in respect of which the notice of proxy is given has been transferred,

before a meeting at which a proxy exercises a vote in terms of a notice of proxy but the Company does not receive written notice of that death, incapacity, revocation, or transfer before the start of the meeting, the vote of the proxy is valid.

CORPORATE REPRESENTATIVES

49	Corporations may act by representative

A body corporate which is a shareholder may appoint a representative to attend any meeting of shareholders on its behalf in the same manner as that in which it could appoint a proxy. The representative shall be entitled to attend and be heard at a meeting of shareholders as if the representative were the shareholder.

POSTAL VOTES

50	Postal votes are not permitted

A shareholder may not exercise the right to vote at a meeting by casting a postal vote.

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

CONSTITUTION OF TELECOM CORPORATION OF NEW ZEALAND LIMITED
(SEVENTH SCHEDULE)	70

MINUTES

51	Board must keep minutes of proceedings

The Board must ensure that minutes are kept of all proceedings at meetings of shareholders and that a record is kept of all written resolutions of shareholders. Minutes which have been signed correct by the chairperson of the meeting are evidence of the proceedings at the meeting unless they are shown to be inaccurate.

OTHER PROCEEDINGS

52	Meeting may regulate other proceedings

Except as provided in this Schedule, a meeting of shareholders may regulate its own procedure.

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

CONSTITUTION OF TELECOM CORPORATION OF NEW ZEALAND LIMITED
(EIGHTH SCHEDULE)	71

EIGHTH SCHEDULE

PROCEEDINGS OF THE BOARD

INTERPRETATION

1	Construction

Unless stated otherwise, references to clauses are references to clauses in this Schedule.

NOTICE OF MEETING

2	Convening meetings

Subject to clauses 3 and 6, the Board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit. The chairperson, or in his or her absence the deputy chairperson (if any), or in the absence of both, the managing director (if any), may at any time, and the Secretary of the Company at the request of a director shall, convene a meeting of the Board (including a teleconference meeting as provided for in clause 16) in accordance with this Schedule. Notice of the meeting shall be given in accordance with clause 7.

3	Notice to contain certain details

The notice of meeting must be in writing and include the date, time (being the time in the city in which the meeting is to be held) and place of the meeting.

4	Directors may waive irregularities in notice

Any irregularity in the notice of a meeting is waived if all directors entitled to receive notice of the meeting attend the meeting without protest as to the irregularity, or if all directors entitled to receive notice of the meeting agree to the waiver.

5	Omission of notice

The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any director, does not invalidate the proceedings at that meeting.

6	Regular meetings

The Board shall schedule its regular meetings in advance as follows:

6.1	as soon as reasonably practicable after the commencement of each calendar year, the Board shall decide upon the date, time and place

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

CONSTITUTION OF TELECOM CORPORATION OF NEW ZEALAND LIMITED
(EIGHTH SCHEDULE)	72

of every meeting (“scheduled meeting”) of the Board then proposed to be held during the remainder of the then current calendar year;

6.2	as soon as reasonably practicable after the Board has decided upon the date, time and place of every scheduled meeting of the Board for any calendar year, the Secretary shall give a notice to every director setting out that information and such notice shall serve as notice of each such meeting for the purposes of this clause 6.

7	Notice periods

The following periods of notice shall apply to the convening of meetings of the Board:

7.1	in the case of a scheduled meeting of the Board, where notice of that meeting has previously been given in accordance with clause 6.2 no further notice shall be required. The minimum period of notice required in order to change the scheduled date, time or place of a scheduled meeting of the Board shall be 10 clear days;

7.2	except in the case of urgency falling within clause 7.3, the minimum period of notice for convening a meeting of the Board other than a scheduled meeting shall be 10 clear days;

7.3	in the case of urgency where, in the opinion of the chairperson or in his or her absence the deputy chairperson (if any) or in the absence of both the managing director (if any) a meeting of the Board is required in the interests of the Company to be convened on less than 10 clear days’ notice, the meeting may be convened on shorter notice provided that:

7.3.1	not less than three-quarters of the directors consent to such shorter notice; or

7.3.2	the chairperson or in his or her absence the deputy chairperson (if any) or in the absence of both the managing director (if any) and at least one other director consider that by reason of extreme urgency, a meeting on shorter notice determined by them is required in the interests of the Company and that it is not practicable to comply with clause 7.3.1.

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

CONSTITUTION OF TELECOM CORPORATION OF NEW ZEALAND LIMITED
(EIGHTH SCHEDULE)	73

8	Meetings convened on short notice

In the case of a meeting convened on short notice pursuant to clause 7.3:

8.1	a copy of the notice convening the meeting shall be given to every director either personally or shall be sent by facsimile transmission to his or her facsimile number prior to the holding of the meeting or to the address provided to the Company by that person for the receipt of documents electronically;

8.2	the Secretary shall use all reasonable endeavours to contact every director personally or by telephone prior to the holding of the meeting to try to ensure that every director is aware that the meeting is to be held;

8.3	every director shall be entitled to attend the meeting telephonically notwithstanding his or her failure to give the required notice provided for under clause 14; and

8.4	the business to be transacted at the meeting shall be limited to business related to the urgent matter or matters which necessitated the meeting being called on short notice.

9	Despatch of notices

Subject as provided in clause 8.1, the requirements concerning the despatch of notices convening a meeting of the Board are as follows a copy of a notice convening the meeting shall be delivered in such manner as the Board may decide.

10	Board papers

10.1	The documentation required for each meeting of the Board (in this clause referred to as “board papers”) shall comprise:

10.1.1	an agenda of the general nature of the business to be transacted at the meeting;

10.1.2	where practicable, details of the resolutions to be put to the meeting; and

10.1.3	such explanatory or background papers as the Secretary acting in consultation with the chairperson or in his or her absence the deputy chairperson (if any) or in the absence of both the managing director (if any) shall think fit.

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

CONSTITUTION OF TELECOM CORPORATION OF NEW ZEALAND LIMITED
(EIGHTH SCHEDULE)	74

10.2	The requirements concerning the despatch of the board papers relating to a meeting of the Board shall be determined by the Board from time to time.

11	Notices

11.1	Each director shall from time to time give written notice to the Company of his or her address, facsimile number, and telephone number or numbers for the purposes of service of notices convening meetings of the Board.

11.2	A notice convening a meeting of the Board given to a director shall be deemed to be given when delivered at the address of the addressee or in the case of a facsimile transmission when the Company receives an acknowledgement of receipt or in the case of transmission electronically when a delivery-receipt message is received by the person who sent the notice.

MEETING AND QUORUM

12	Methods of holding meetings

A meeting of the Board may be held either:

12.1	By a number of directors who constitute a quorum, being assembled together at the place, date and time appointed for the meeting; or

12.2	By means of audio, or audio and visual, communication by which all directors participating can simultaneously hear each other throughout the meeting.

13	Quorum for Board meeting

Unless otherwise determined by the Board, the quorum necessary for the transaction of business at a meeting of the Board is 3 of the directors. No business may be transacted at a meeting of the Board unless a quorum is present.

14	Presence by telephonic means

Without limiting clause 16, each director may elect to attend any meeting of the Board by telephone or other instantaneous audio (or audio and visual) communication provided such director has given notice in writing of his or her intention to do so to the Secretary at least 48 hours prior to the scheduled commencement time of such meeting. Any such director:

14.1	must throughout the meeting be able to hear each of the other directors taking part;

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

CONSTITUTION OF TELECOM CORPORATION OF NEW ZEALAND LIMITED
(EIGHTH SCHEDULE)	75

14.2	must, at the commencement of the meeting, acknowledge his or her presence for the purpose of the meeting, to all the other directors taking part;

14.3	may not leave such meeting by disconnecting his or her telephone or other means of communication unless he or she has first obtained the express consent of the chairperson;

14.4	shall (for the purposes of this constitution) be conclusively presumed to have been physically present and to have formed part of the quorum at all times during the meeting unless he or she has first obtained the express consent of the chairperson of the meeting to leave the meeting as set out above. Neither the meeting, nor any business conducted at the meeting, shall be invalidated if a director does leave a meeting conducted in this manner without the express consent of the chairperson.

15	Meeting adjourned if no quorum

If a quorum is not present within 30 minutes after the time appointed for a meeting of the Board, the meeting will be adjourned automatically until the following working day at the same time and place. If at the adjourned meeting a quorum is not present within 30 minutes after the time appointed for the meeting, the directors present will constitute a quorum.

TELECONFERENCE MEETINGS

16	Teleconference meeting

For the purpose of this constitution the contemporaneous linking together by telephone or other means of instantaneous audio (or audio and visual) communication of a number of the directors not less than the quorum provided in clause 13, together with a person acting as secretary (who may be one of the directors), whether or not any one or more of the directors or the Secretary is out of New Zealand, shall be deemed to constitute a meeting of the Board and all the provisions in this constitution as to meetings of the Board shall apply to such meetings so long as the following conditions are met:

16.1	all the directors shall be entitled to notice of a meeting by telephone or other means of communication and to be linked by telephone or such other means for the purposes of such meeting. Notice of any such meeting may be given on the telephone or by other means of communication;

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

CONSTITUTION OF TELECOM CORPORATION OF NEW ZEALAND LIMITED
(EIGHTH SCHEDULE)	76

16.2	each of the directors taking part in the meeting by telephone or other means of communication and the secretary must throughout the meeting be able to hear each of the other directors taking part;

16.3	at the commencement of the meeting each director must acknowledge his or her presence for the purpose of a meeting of the Board to all the other directors taking part.

17	Restriction on leaving teleconference

A director may not leave a meeting conducted pursuant to clause 16 by disconnecting his or her telephone or other means of communication unless he or she has first obtained the express consent of the chairperson of the meeting. A director shall for the purposes of this constitution be conclusively presumed to have been present and to have formed part of the quorum at all times during the meeting by telephone or other means of communication unless he or she first obtained the express consent of the chairperson of the meeting to leave the meeting as set out above. Neither the meeting nor any business conducted at the meeting shall be invalidated if a director does leave a meeting conducted pursuant to this clause without the express consent of the chairperson.

18	Minutes at teleconference

A minute of the proceedings at such a meeting by telephone or other means of communication shall be sufficient evidence of such proceedings and of the observance of all necessary formalities if certified as a correct minute by the chairperson and by the secretary of the meeting.

CHAIRPERSON

19	Chairperson to chair meetings

The chairperson of the Board or in his or her absence the deputy chairperson (if any) will chair all meetings of the Board.

20	Directors may elect chairperson of meeting if chairperson of Board is not present

If no chairperson is elected, or if at a meeting of the Board neither the chairperson nor the deputy chairperson (if any) is present within 15 minutes after the time appointed for the commencement of the meeting, then the directors present may elect one of their number to be chairperson of the meeting.

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

CONSTITUTION OF TELECOM CORPORATION OF NEW ZEALAND LIMITED
(EIGHTH SCHEDULE)	77

VOTING

21	Voting on resolutions

Subject to clause 22, each director has one vote. However, a director must not vote where that director is not permitted to vote by the Rules or this constitution. A resolution of the Board is passed if it is agreed to by all directors present without dissent or if a majority of the votes cast on it are in favour of it. A director present at a meeting of the Board may abstain from voting on a resolution, and any director who abstains from voting on a resolution will not be treated as having voted in favour of it for the purposes of the Act.

22	Chairperson shall not have a casting vote

The chairperson shall not have a casting vote.

MINUTES

23	Board must keep minutes of proceedings

The Board must ensure that minutes are kept of all proceedings of meetings of the Board and that a record is kept of all written resolutions of directors. Minutes which have been signed correct by the chairperson of the meeting are evidence of the proceedings at the meeting unless they are shown to be inaccurate.

OTHER PROCEEDINGS

24	Board may regulate other proceedings

Except as set out in this Schedule, the Board may regulate its own procedure.

*	Deleted by special resolution at the annual meeting of shareholders on 11 October 2001.
**	Deleted by special resolution at the annual meeting of shareholders on 7 October 2004.
***	Inserted by special resolution at the annual meeting of shareholders on 4 October 2007.

CONSTITUTION OF TELECOM CORPORATION OF NEW ZEALAND LIMITED
(NINTH SCHEDULE)	78

NINTH SCHEDULE

PROXY FORM

ANNUAL MEETING [date], at [time]

Admission Card

[address]

If you propose TO ATTEND the Annual Meeting:

Bring this Admission Card, Proxy Form and Voting Instructions/Ballot Paper intact.

If you do NOT propose to ATTEND the Annual Meeting but wish to be represented by proxy:

Complete and sign the Proxy and Voting Instruction section below, detach this Admission Card and fold the form as indicated, seal and mail it to the Company.

Shareholder Number
Proxy Form [( )]

I/We	Shareholder Number

No. of Voting Securities

being a shareholder/shareholders of Telecom Corporation

of New Zealand Limited

appoint                                                                                   of

(full name of proxy)                                                                         (full address)

or failing that person                                                                                   of

(full name of proxy)                                                                         (full address)

as my/our proxy to vote for me/us on my/our behalf at the Annual Meeting of the Company to be held on [date], at [time], and at any adjournment of that meeting

CONSTITUTION OF TELECOM CORPORATION OF NEW ZEALAND LIMITED
(NINTH SCHEDULE)	79

Voting Instructions/Ballot Paper

This part of the form can either be used as voting instructions for a proxy or as a ballot paper at the meeting (if a ballot is called).

This form is to be used to vote as follows on the following resolutions:

Ordinary Business		Tick (✓) in box to vote

		FOR	AGAINST
1	To re-elect the following directors:
[ ]

[ ]

[ ]

3	To authorise the directors to fix the remuneration of the Auditors.

and to vote on any resolutions to amend any of the resolutions, on any resolution so amended and on any other resolution proposed at the Annual Meeting (or any adjournment thereof) so as to give effect to my/our intention as set out above or, in the event I/We have not expressed any intention or the intention is unclear (in my/our proxy’s sole opinion) as my/our proxy sees fit.

Signed this day of [year]

Signature(s)

1	A shareholder of the Company who is entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of him/her. A proxy need not be a shareholder of the Company.

2	Proxies must be received at the office of the Company’s Share Registrar, [ ] no later than 48 hours before the time of the meeting.

3	A proxy granted by a company must be signed by a duly authorised officer or attorney.

4	Joint holders must all sign the form.

5	Persons who sign on behalf of a company must be acting with the company’s express or implied authority,

6	When the form of proxy is signed by an attorney, the Power of Attorney under which it is signed, if not previously produced to the Company and a completed certificate of non-revocation of authority, must accompany the proxy form.

7	The Chairman of the meeting, [ ] is willing to act as proxy for any shareholder who may wish to appoint him for that purpose.

TELECOM SEPARATION

UNDERTAKINGS

As provided to the Minister of

Communications on 25 March 2008 in

accordance with section 69K(2)(c) of the

Telecommunications Act 2001 and as

varied by agreement between Telecom

and the Minister of Communications on

10 June 2009 in accordance with section

69U of the Telecommunications Act 2001

TELECOM SEPARATION UNDERTAKINGS – 25 March 2008, as varied on 10 June 2009	2

BACKGROUND

A	These Undertakings are given by Telecom in accordance with, and are separation undertakings for the purposes of, Part 2A of the Act.

B	In accordance with section 69N of the Act, these Undertakings are binding on Telecom and are given in favour of the Crown.

TELECOM SEPARATION UNDERTAKINGS – 25 March 2008, as varied on 10 June 2009	3

PART 1: DEFINITIONS AND INTERPRETATION

1	Definitions

1.1	In these Undertakings, unless the context requires otherwise:

Access Network has the meaning given by clause 14.2;

Access Network Services Unit or ANS Unit means the unit referred to in clause 11;

Access Planners has the meaning given to that term in clause 100;

Act means the Telecommunications Act 2001;

Approval Date means the first Working Day after the Minister approves Telecom’s separation plan under section 69L(1)(a) of the Act;

Arm’s-Length Rules means the rules provided by the following clauses:

(a)	clauses 7 and 88;

(b)	clauses 24 to 41 (which apply to the ANS Unit);

(c)	clauses 52 to 63 (which apply to the Wholesale Unit);

(d)	clauses 70 to 72 (which apply to the Retail Units);

(e)	clauses 74 to 76 (which apply to the Telecom Fixed Network Business Units); and

(f)	clauses 89 to 93 (which relate to Part A Persons, Part B Persons, and Part C Persons);

Board means the TCNZ board, and includes a committee of the TCNZ board;

Cellular Mobile Systems means those systems that are:

(a)	used to provide, support and maintain a mobile radio system in which assigned radio spectrum can be re-used simultaneously in nearby geographic areas without interference between users; and

(b)	capable of supporting hand-off, of sessions or calls, between wireless transmitters;

Such systems include radio transmission systems, and any supporting infrastructure such as buildings, cabinets, poles, transmission systems and associated operational support systems;

TELECOM SEPARATION UNDERTAKINGS – 25 March 2008, as varied on 10 June 2009

CEO means the chief executive of TCNZ;

Commercial Information:

(a)	means information that is confidential and that is in respect of a Relevant Service, including information regarding:

(i)	service development;

(ii)	pricing;

(iii)	marketing strategy and intelligence;

(iv)	service launch dates;

(v)	costs;

(vi)	projected sales volumes; and

(vii)	network coverage and capabilities; but

(b)	does not include any information, or types of information, that Telecom and the Commission agree in writing is not Commercial Information;

Commercial Policy means policies and plans of a Required Telecom Business Unit relating to any of the following matters in respect of Relevant Services:

(a)	service development;

(b)	pricing;

(c)	marketing strategy and intelligence;

(d)	service launch dates;

(e)	costs;

(f)	non-price terms, including payment terms;

(g)	product specific forecasting; and

(h)	network coverage and capabilities;

Commission has the meaning given to that term in the Act;

Commission’s Wholesale Determinations means any of Decision 497, Decision 525, and Decision 563;

TELECOM SEPARATION UNDERTAKINGS – 25 March 2008, as varied on 10 June 2009	5

Crisis Management Team means a team within Telecom (including contractors and agents of that team) formed from time-to-time to prepare for, manage and facilitate Telecom’s response to an operational crisis including operational crises arising from major service affecting events (such as power outages), and disasters of regional or national significance (such as major flooding);

Example

A Crisis Management Team may be formed:

(a)	to participate in a national pandemic preparedness exercise;

(b)	during a state of emergency because of flooding;

(c)	in response to a major power or network outage.

Customer Confidential Information:

(a)	means any information that:

(i)	a Service Provider provides to Telecom in relation to the provision of a Relevant Service; or

(ii)	Telecom otherwise holds or obtains in relation to the provision of a Relevant Service to a Service Provider;

and that is confidential to and identifiably about that Service Provider or a person that is, or intends to become, a customer or an End-User of that Service Provider; but

(b)	does not include:

(i)	information that was publicly available or known to Telecom at the time of receipt, or that becomes publicly available other than as a result of a breach of confidentiality;

(ii)	information that was obtained by Telecom directly from the customer or End-User or from sources that are independent of the Service Provider;

(iii)	information that is required to be disclosed by law or under the regulations of any stock exchange on which Telecom shares are listed;

(iv)	any information, or types of information, that Telecom and the Commission agree in writing is not Customer Confidential Information; and

(v)	information that a Service Provider agrees in writing is not Customer Confidential Information for the purpose of these Undertakings;

TELECOM SEPARATION UNDERTAKINGS – 25 March 2008, as varied on 10 June 2009	6

December 2009 Requirements has the meaning given to that term in Schedule 1 of these Undertakings;

Decision 497 means the Commission’s determination on the TelstraClear Limited application for determination of certain Resale Services, dated 12 May 2003 (including the clarification of that determination under the Act);

Decision 525 means the Commission’s determination on the TelstraClear Limited application for determination of certain Resale Services, dated 14 June 2004;

Decision 563 means the Commission’s determination on the TelstraClear Limited application for determination of certain Resale Services (including Private Office Networking), dated 9 December 2005;

Designated Access Service has the meaning given to that term in the Act;

Designated Multinetwork Service has the meaning given to that term in the Act;

Designated Services Price List or DSPL means the list of Resale Services and prices that was prepared by Telecom in accordance with the terms of Decision 497 and Decision 563 and that is maintained in accordance with clause 64 of these Undertakings;

DSLAM means a digital subscriber line access multiplexer;

Dual-Use Cellular Wireless Systems means those systems that are:

(a)	used to provide, support and maintain a radio system in which assigned radio spectrum can be re-used simultaneously in nearby geographic areas without interference between users; and

(b)	capable of supporting both of the following applications (i.e. are dual-use):

(i)	a fixed telephone or data service to a user in a fixed location and which is not capable of supporting hand-off, of sessions or calls, between wireless transmitters (i.e. is not moveable and not mobile); and

(ii)	a moveable telephone or data service to a user from anywhere within the radio coverage area and which is not capable of supporting hand-off, of sessions or calls, between wireless transmitters (i.e. is moveable but not mobile);

TELECOM SEPARATION UNDERTAKINGS – 25 March 2008, as varied on 10 June 2009	7

Such systems include radio transmission systems, and any supporting infrastructure such as buildings, cabinets, poles and transmission systems;

Eligible Service Provider means, in relation to information or consultation about a Relevant Service, a Service Provider that:

(a)	is a party to a binding commercial service provision agreement with Telecom for the provision of that service;

(b)	is a party to a binding confidentiality agreement with Telecom that was entered into for the purpose of negotiations with Telecom for the provision of that service;

(c)	is a party to a determination relating to that service issued by the Commission under section 27 of the Act;

(d)	has requested access to the service in accordance with a Standard Terms Determination; or

(e)	has requested access to the service in accordance with a Telecom Registered Undertaking, where that Registered Undertaking provides sufficient terms and conditions to allow the service to be provided without the need for further terms and conditions to be agreed;

Employee means a Telecom employee other than the CEO and, in respect of a Telecom Business Unit, includes the manager of that unit and any other Employee working for that unit;

End-User has the meaning given to that term in the Act;

Equivalence of Inputs or EOI or EOI standard has the meaning given to that term in clause 1.2;

Executive means the Telecom executive team comprising the CEO and Employees who are appointed by the CEO as part of the executive team, and who will generally report directly to the CEO. Telecom will make a list of the members of its Executive available to the public at all reasonable times on its Internet website;

External Auditor means any suitably qualified independent person appointed to audit any aspect of Telecom’s business or its financial or other reports or information;

FTTP Access Network Architecture means an access network which is used to deliver services over fibre media to an End-User’s premises, and which is based on passive optical networking technology, and over which multiple End-Users are served by means of a shared transmission system;

TELECOM SEPARATION UNDERTAKINGS – 25 March 2008, as varied on 10 June 2009	8

Fibre to the Premises Access Service or FTTP Access Service means a packet-based bitstream service provided using FTTP Access Network Architecture that enables access to, and interconnection with, that part of Telecom’s NGN that connects the End-User’s building (or, where relevant, the building distribution frames) to Telecom’s first aggregation switch (or equivalent facility);

Fixed PSTN has the meaning given to that term in the Act;

Fixed Wireless Access System (Fixed End Points) means a network using radio technologies to provide a connection between the network demarcation point at a customer premises and a wireless transmitter (e.g. CMAR, Country Set Radio and Microwave Radio systems) that acts as a substitute or replacement for a copper line. Such systems may encompass radio transmission systems and any supporting infrastructure such as buildings, cabinets, polls, and transmission systems. Such systems do not include Cellular Mobile Systems (i.e. systems that are capable of supporting hand-off, of sessions or calls, between wireless transmitters as per the definition of Cellular Mobile Systems);

Group Audit and Risk means the group within Telecom that implements the Board’s risk management framework and provides advice to Telecom on Telecom’s risks, risk management processes, operational processes and controls, audit and general compliance activities, and includes support and ancillary staff;

Group Company Secretary means the TCNZ company secretary;

Group Company Secretary’s Office means the group within Telecom that provides advice to Telecom on, and is responsible for, Telecom’s company secretariat functions (including Board administration, stock exchange listings, companies and securities administration and best practice corporate governance and compliance), Undertakings compliance and monitoring and legal accountability for group mergers and acquisitions and finance transactions, and includes support and ancillary staff;

Group Finance means the group within Telecom that manages Telecom’s finance functions including corporate finance, capital markets, mergers and acquisitions, tax, insurance, external reporting, capital allocation, investment policy, pricing and cost analysis from a group perspective, performance reporting and stock exchange listing compliance, and includes support and ancillary staff;

Group Legal Services means the group within Telecom that provides legal advice to Telecom, comprising solicitors who hold practising certificates from the New Zealand Law Society, and includes support and ancillary staff and, for the avoidance of doubt, includes legal regulatory services, but excludes Employees who are directly involved in providing legal advice to the ANS Unit in respect of Relevant Services;

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Group Public Affairs means the group within Telecom that manages and provides advice to Telecom on government relations, communications and media that affect Telecom as a whole, and includes support and ancillary staff;

Group Regulatory means the group within Telecom that manages group level stakeholder and regulatory issues, and provides expert regulatory advice to Telecom, and includes support and ancillary staff, but excludes Employees who are directly involved in providing regulatory advice to the ANS Unit in respect of Relevant Services;

Group Strategy and Development means the group within Telecom that provides strategic recommendations to Telecom in relation to strategic decisions and progress that may impact Telecom as a whole, and includes support and ancillary staff;

Group Technology means the group within Telecom that provides technology strategy and recommendations to Telecom and ensures that Telecom’s technology activities are co-ordinated and integrated into a single, well aligned end-to-end process by, among other things, applying an integrated technology view, and includes support and ancillary staff;

Human Resources means the group within Telecom that provides a human resources function including providing advice to Telecom on human resource matters, managing recruitment, development planning, performance management, internal communication, rewards, remuneration and benefits, and includes support and ancillary staff;

Independent Oversight Group or IOG means the Independent Oversight Group referred to in clause 77;

IP Interconnection for Virtual Private Network Service means a Layer 3-aware, Layer 2 inter-network connectivity service that:

(a)	carries internet protocol packet-based traffic between Telecom’s NGN core and a Service Provider’s NGN core and includes the selection of Telecom’s handover point locations and their catchment areas; and

(b)	can be used by Telecom and that Service Provider as an input service in order to provide services which provide for the linking of End-Users’ virtual private networks.

Such a connectivity service will provide transport links between the networks terminating at the first switch within Telecom’s NGN core;

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IP Interconnection for Voice Service means a Layer 3-aware, Layer 2 internetwork connectivity service that:

(a)	carries internet protocol packet-based traffic between Telecom’s NGN core and a Service Provider’s NGN core and includes the selection of Telecom’s handover point locations and their catchment areas; and

(b)	can be used by Telecom and that Service Provider as an input service in order to provide the services of originating or terminating each other’s conversational IP voice calling retail services.

Such a connectivity service will provide transport links between the networks terminating at the first switch within Telecom’s NGN core;

Local Access Network has the meaning given to that term in clause 14.2;

Manager of the ANS Unit means the person appointed at the relevant time in accordance with clause 25;

Manager of the Wholesale Unit means the person appointed at the relevant time in accordance with clause 53;

Minister has the meaning given to that term in the Act;

Mobile Services means:

(a)	services delivered predominantly by means of Cellular Mobile Systems, and which enable calls or communication sessions to be maintained when an End-User moves location, including moving between areas served by different wireless transmitters; and

(b)	services provided by one Telecom Business Unit to another Telecom Business Unit or Service Provider for the purpose of enabling a service described in (a) above such as site co-location, roaming, cell-site linking and backhaul;

New Zealand has the meaning given by section 29 of the Interpretation Act 1999;

Part A Person means a person or functional group (including relevant Employees, agents, contractors, and external advisors of that person or group) listed in Part 2 of Schedule 2 as being permitted to Participate in Policy of the ANS Unit or the Wholesale Unit in accordance with clause 89;

Part B Person means a person or functional group (including relevant Employees, agents, contractors, and external advisors of that person or group) listed in Part 2 of Schedule 2 as being permitted to receive ANS Unit or Wholesale Unit Commercial Information in accordance with clause 90;

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Part C Person means a person or functional group (including relevant Employees, agents, contractors, and external advisors of that person or group) listed in Part 2 of Schedule 2 as being permitted to receive ANS Unit or Wholesale Unit Customer Confidential Information in accordance with clause 91;

Participate in Policy means to participate in the formulation or making of:

(a)	annual or long-term corporate plans or technology plans to the extent they relate to Relevant Services;

(b)	other significant plans to the extent they relate to Relevant Services; and

(c)	Commercial Policy;

Public Switched Telephone Network or PSTN has the meaning given to that term in the Act;

Regional Backhaul Network has the meaning given to that term in clause 14.2;

Registered Undertaking has the meaning given to that term in the Act;

Regulated means, in respect of a Relevant Service, that the service is a Designated Access Service or a Specified Service or is a service that is subject to a Telecom Registered Undertaking (regardless of whether there is a determination under Part 2 of the Act currently in force in respect of that service);

Relevant Network Access Service has the meaning given to that term in clause 18.2;

Relevant Services means:

(a)	Relevant Network Access Services; and

(b)	Relevant Wholesale Services;

Relevant Wholesale Service has the meaning given to that term in clause 45.2;

Required Telecom Business Unit means any of: (a) the ANS Unit; (b) the Wholesale Unit;

(c)	a Telecom Fixed Network Business Unit (other than the ANS Unit and the Wholesale Unit); and

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(d)	the Retail Units;

Resale Equivalence means that, where Telecom provides a particular Resale Service that is a Relevant Wholesale Service to a Service Provider:

(a)	the service characteristics and functionality of the Resale Service must be the same as the service characteristics and functionality of the corresponding retail service except for:

(i)	trivial differences;

(ii)	differences relating to matters of national and crime-related security, physical security, security required to protect the integrity of the network, or any other security requirements agreed by Telecom and the Commission; and

(b)	the operational systems, processes and procedures used by Telecom to provide the Resale Service must give Service Providers the ability to provide End-Users with the same or a substantially similar service delivery experience (recognising that part of the service delivery experience is the responsibility of the Service Provider) to that experienced by Telecom’s End-Users of the corresponding retail service; and

(c)	overall, the operational systems, processes, and procedures used by Telecom to provide the Resale Service must not place Service Providers at a material disadvantage, when compared to the operational systems, processes, and procedures used to provide the corresponding retail service to Telecom’s End-Users;

Example

(a)	If the time taken by Telecom to physically provision a new Telecom Retail Homeline voice access service connection is, on average, 10 hours for Telecom’s End-Users, then, in order to meet the Resale Equivalence standard, the time taken by Telecom to physically provision a new corresponding Homeline Resale Service connection must be, on average, 10 hours or less.

(b)	The service delivery experience of a Service Provider’s End-User supplied with the Homeline Resale Service will be affected by the End-User’s interaction with the Service Provider’s sales staff (a part of the end-to-end delivery of service provided by the Service Provider alone). The Resale Equivalence standard allows the End-User’s service delivery experience to be different to that of a Telecom Retail End-User if the Service Provider does not provide the same level of sales staff contact regarding the provision of the Homeline Resale Service as Telecom Retail when providing its Homeline Service.

(c)	The Resale Equivalence standard does not prevent Telecom from offering a service that is different by virtue of the wholesale relationship. For example, Telecom can provide an unbranded or “white label” Resale Service so that Service Providers are not forced to sell services that are branded as “Telecom” services.

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Resale Service means the resale of any of the following Designated Access Services:

(a)	any Telecom retail service offered by means of Telecom’s fixed telecommunications network;

(b)	any Telecom residential local access and calling service offered by means of Telecom’s fixed telecommunications network;

(c)	any bundle of Telecom retail services offered by means of Telecom’s fixed telecommunications network; and

(d)	any Telecom retail service offered by means of Telecom’s fixed telecommunications network as part of a bundle of retail services; but for the avoidance of doubt, Resale Service does not include that part of the end-to-end delivery of a service by a Service Provider to its End-Users carried out by the Service Provider alone;

Residential Services Price List or RSPL means the list of residential Resale Services and prices that was prepared by Telecom in accordance with the terms of Decision 525 and that is maintained in accordance with clause 64;

Retail Units means the unit or units referred to in clause 68;

Separation Day means 31 March 2008;

Service Provider has the meaning given to that term in the Act, but does not include Telecom;

Shared Services means the units or functional groups listed in Part 1 of Schedule 2;

Specified Service has the meaning given to that term in the Act;

Standard Terms Determination or STD means a standard terms determination made by the Commission under section 30M of the Act;

Subsidiary has the meaning given by sections 5 to 8 of the Companies Act 1993;

Support Office means the support office required to be established under clause 81;

Telecom means TCNZ and any of its Subsidiaries;

Telecom Business Unit means an operational business division of Telecom;

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Telecom Fixed Network Business Units means the ANS Unit, the Wholesale Unit, and any business unit that controls fixed network assets predominantly used for the provision of Relevant Services (excluding Resale Services). For the avoidance of doubt:

(a)	Telecom Fixed Network Business Units does not include the Retail Units; and

(b)	if the business group that controls the relevant fixed network assets is a part of a Telecom Business Unit, then that part (and only that part) is a Telecom Fixed Network Business Unit;

Telecommunications Commissioner has the meaning given to that term in the Act;

TCNZ means Telecom Corporation of New Zealand Limited whose registered company number is 328287;

Tier 1, Tier 2, or Tier 3 site means a Telecom building that is listed as such in Schedule 3;

TSO Instrument has the meaning given to that term in the Act;

UBA Backhaul has the meaning given to that term in Schedule 1 of these Undertakings;

UCLL Backhaul has the meaning given to that term in Schedule 1 of these Undertakings;

Undertakings Implementation Programme Office or UIP Office means the programme office involved with implementing these Undertakings;

Wholesale Unit means the unit referred to in clause 42;

Working Day has the meaning given to that term in the Act.

1.2	In these Undertakings, unless the context requires otherwise:

(a)	Equivalence of Inputs or EOI or EOI standard means that, if Telecom is required to provide Service Providers with a Relevant Service:

(i)	Telecom must provide itself and the Service Providers with the same service;

(ii)	Telecom must deliver that service to itself and the Service Providers on the same time-scales and on the same terms and conditions (including price and service levels);

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(iii)	Telecom must deliver that service to itself and the Service Providers by means of the same systems and processes (including operational support processes);

(iv)	Telecom must provide itself and the Service Providers with the same Commercial Information about that service and those same systems and processes; and

(v)	when providing that service to itself, Telecom must use systems and processes that Service Providers are able to use in the same way, and with the same degree of reliability and performance;

(b)	in subclause (a), the same means exactly the same, subject to:

(i)	trivial differences;

(ii)	differences relating to:

(A)	credit requirements and vetting procedures;

(B)	payment procedures;

(C)	matters of national and crime-related security, physical security, security required to protect the operational integrity of the network, or any other security requirements agreed by Telecom and the Commission;

(D)	provisions relating to the termination of supply;

(E)	provisions relating to dispute resolution (to the extent necessary because Telecom is one company);

(F)	requirements for a safe working environment; and

(iii)	differences that are agreed by Telecom and the Commission in writing;

(iv)	differences that are requested in writing by a Service Provider and agreed to by Telecom;

(v)	differences that are specified elsewhere in these Undertakings; and

(vi)	differences relating to terms required by a residual terms determination under subpart 2A of Part 2 of the Act.

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2	Interpretation

2.1	References in these Undertakings to Telecom’s Access Network, Local Access Network, or Regional Backhaul Network:

(a)	include a reference to those networks as they may be modified or upgraded, or replaced in part, from time to time; but

(b)	do not include a reference to a network of an entirely different type that is installed in substitution for any of those networks and that is not of a type that is referred to in the Access Network definition.

2.2	References in these Undertakings to Telecom being required to provide Service Providers with a Relevant Service will be interpreted in accordance with clause 6 and Telecom will only be required to provide Service Providers with a Relevant Service in the circumstances set out in clause 6.

2.3	References in these Undertakings to a part of Telecom includes, without limitation, a Telecom Business Unit.

2.4	References in these Undertakings to persons, bodies, roles, groups or units includes successor persons, bodies, roles, groups and units.

2.5	An example used in these Undertakings is only illustrative of the provisions to which it relates. It does not limit those provisions. If an example and a provision to which it relates are inconsistent, the provision prevails.

2.6	Any function or power of the Commission under these Undertakings must be performed or exercised:

(a)	by the Telecommunications Commissioner alone; or

(b)	if the Telecommunications Commissioner requests the chairperson of the Commission to make 2 other members of the Commission available for the performance of a particular function and the chairperson agrees to that request, by the Telecommunications Commissioner and 2 other members of the Commission.

2.7	For the purpose of clause 2.6, if there is no Telecommunications Commissioner or if the Telecommunications Commissioner is for any reason unable to perform the functions or exercise the powers of the Commission that would otherwise have been performed or exercised by him or her under these Undertakings then those functions or powers must be performed or exercised by the chairperson of the Commission.

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2.8	In these Undertakings, unless the context requires otherwise:

(a)	clause and part headings are for convenience only, and are not part of these Undertakings;

(b)	references to clauses are references to clauses in these Undertakings;

(c)	the singular includes the plural and vice versa;

(d)	words denoting natural persons include any legal entity or association of entities and vice versa;

(e)	reference to a statute means that statute as amended and re-enacted and includes subordinate legislation;

(f)	except where these Undertakings expressly provide otherwise, reference to a document means that document as amended; and

(g)	references in these Undertakings to IP means internet protocol.

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PART 2: SCOPE AND APPLICATION

3	Application of Undertakings limited to New Zealand

These Undertakings only apply to Telecom in New Zealand. For the avoidance of doubt, Telecom will not use this limitation to circumvent the intent of these Undertakings.

4	Application of Undertakings limited to Relevant Services

Where these Undertakings refer to Telecom or a part of Telecom, the Undertakings only apply to Telecom or the part of Telecom (and to the extent applicable, the Employees, agents and contractors of Telecom or the part of Telecom) to the extent to which Telecom or the part of Telecom provides, purchases, or is otherwise involved with Relevant Services.

5	Application of Arm’s-Length Rules limited to Relevant Services

The Arm’s-Length Rules only apply to the extent to which any activities or decisions described in the Arm’s-Length Rules relate to or affect Relevant Services.

Example

The Arm’s-Length Rules will apply to interactions between the Wholesale Unit and the Retail Units in respect of Relevant Wholesale Services, such as unbundled bitstream access.

The Arm’s-Length Rules will not apply to interactions between:

(a)	the Retail Units and Telecom Fixed Network Business Units in respect of services that are not Relevant Services, such as international services; or

(b)	the Retail Units and the Wholesale Unit in respect of services that are not Relevant Services, such as PSTN interconnection and Mobile Services.

6	Requirement to provide services to Service Providers limited

6.1	Nothing in these Undertakings requires Telecom to provide Service Providers with a Relevant Service (even if a Telecom Business Unit provides that service to another Telecom Business Unit) unless Telecom is required to provide the Relevant Service to a Service Provider under a determination made under Part 2 of the Act, a Telecom Registered Undertaking, or any other law.

6.2	For the avoidance of doubt, prior to receiving a Relevant Service, a Service Provider will have to:

(a)	be a party to a binding commercial service provision agreement with Telecom for the provision of that service;

(b)	have requested access to the service in accordance with a Standard Terms Determination;

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(c)	have requested access to the service in accordance with a Telecom Registered Undertaking, where that Registered Undertaking provides sufficient terms and conditions to allow the service to be provided without the need for further terms and conditions to be agreed; or

(d)	be a party to a determination relating to that service issued by the Commission under section 27 of the Act where the determination provides sufficient terms and conditions to allow the service to be provided without the need for further terms and conditions to be agreed.

7	Role of Board and CEO

7.1	Nothing in these Undertakings limits:

(a)	the duty or role (or any decision, act or omission done in performing such duty or role) of the Board, any TCNZ director or the CEO, when exercising powers or performing duties as the Board, a TCNZ director or the CEO, to act in a manner that they, he or she believes is in the best interests of TCNZ; or

(b)	any decision, act or omission of Telecom or any part of Telecom (including any Employee, agent or contractor of Telecom or any part of Telecom) where that decision, act or omission is done to act in accordance with the directions of the Board or CEO, whether or not doing so would otherwise be contrary to these Undertakings.

7.2	If the Board or the CEO directs a Telecom Business Unit to act in a way that the Board or the CEO reasonably believes the relevant Telecom Business Unit could not, but for that direction, itself resolve to do in accordance with these Undertakings, the Board or CEO will:

(a)	give the direction in writing;

(b)	give a copy of the direction to the Commission and the IOG, as soon as practicable after the direction is given; and

(c)	certify to the Commission and the IOG that, in the Board’s or the CEO’s opinion:

(i)	the direction is consistent with the robust operational separation of Telecom;

(ii)	the reason that the direction is given is that it is in the best interests of Telecom as a whole; and

(d)	report to the Commission and the IOG on whether the direction undermines any of the purposes set out in paragraphs (a) to (c) of section 69A of the Act.

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7.3	If the Board or the CEO participates in a significant decision of the ANS Unit in respect of a Relevant Network Access Service, or of the Wholesale Unit in respect of a Relevant Wholesale Service:

(a)	Telecom will provide the IOG with copies of any documentation provided to the Board or CEO that contains the formal recommendation (including relevant supporting documents, if any) and any documentation that records the different formal decision, if the decision relates to:

(i)	an investment matter involving capital expenditure in excess of the delegated authority of the Manager of the ANS Unit or the delegated authority of the Manager of the Wholesale Unit (as applicable);

(ii)	any material aspect of the development or introduction of a Relevant Network Access Service that will be provided to Service Providers;

(iii)	any material change to the overall size and/or reach of the Access Network or to Access Network technologies; or

(iv)	any matter that materially impacts on the operation of these Undertakings;

(b)	in any other case, Telecom will provide the IOG with copies of any documentation (including relevant supporting documents, if any) provided to the Board or CEO that contains the formal recommendation and any documentation that records the different formal decision, if the IOG requests them; and

(c)	Telecom will notify the Commission in writing as soon as practicable when documentation is provided to the IOG under clause 7.3(a) or (b).

7.4	For the avoidance of doubt, approving a recommendation made by the ANS Unit or the Wholesale Unit in respect of a Relevant Service is not participation in a decision for the purpose of clause 7.3.

7.5	Clause 7.3(a) does not apply to participation of the Board or the CEO in relation to the establishment of each year’s annual and long-term corporate plan and technology plan (or equivalent documents) of the ANS Unit or the Wholesale Unit.

8	Inconsistency

If a provision in this Part 2 and a provision in another Part of these Undertakings are inconsistent, the provision in Part 2 prevails.

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PART 3: IMPLEMENTATION

9	Compliance with these Undertakings

9.1	From the Separation Day, and except as otherwise provided for in clause 9.3, Telecom will comply with the requirements set out in the following clauses of these Undertakings:

(a)	clause 12, which requires the ANS Unit to be established;

(b)	clause 18, which requires the ANS Unit to be responsible for providing the unbundled copper local loop service;

(c)	clauses 25 and 38, which require the Manager of the ANS Unit to be appointed, and certain Telecom Employees to be Employees working for the ANS Unit;

(d)	clause 27, to the extent that it requires an ANS Unit business plan for the balance of the 2007/08 financial year to be submitted to the Board;

(e)	clause 30, which requires Employees, agents and contractors working for the ANS Unit to act in good faith and what they believe to be the best commercial interests of the ANS Unit within the ANS Unit’s scope of business;

(f)	clause 36.1, which requires the ANS Unit’s accommodation to be access-controlled;

(g)	clause 37.1, which requires Telecom to develop a separate brand for the ANS Unit;

(h)	clause 43, which requires the Wholesale Unit to be established;

(i)	clause 44.1, which requires the Wholesale Unit to have sufficient influence over certain assets;

(j)	clauses 53 and 62, which require the Manager of the Wholesale Unit to be appointed, and certain Telecom Employees to be Employees working for the Wholesale Unit;

(k)	clause 61, which requires the Wholesale Unit’s accommodation to be access-controlled;

(l)	clause 66 which requires the Wholesale Unit to undertake a consultation process relating to IP Interconnection;

(m)	clause 67 which requires the Wholesale Unit to establish an NGN consultation programme;

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(n)	clauses 77 and 78, which require the IOG to be established and its members appointed;

(o)	clauses 81 and 82, to the extent that those clauses require the Support Office to be established and key staff to be appointed;

(p)	clause 84.1(b), to the extent that it requires Telecom to prepare codes of conduct ready to be considered by the IOG; and

(q)	clauses 34 and 59, which require the ANS Unit and the Wholesale Unit to manage Commercial Information in certain ways.

9.2	From 1 July 2008, Telecom will comply with all of the provisions of these Undertakings, except as otherwise provided for in clause 9.3.

9.3	The following transitional provisions apply to these Undertakings:

(a)	to the extent that clause 32 requires the ANS Unit to have written arrangements in place for the supply to other Telecom Business Units of Relevant Network Asset Services that the ANS Unit does not provide to Service Providers, Telecom will use its best endeavours to have those arrangements in place as soon as possible, but by no later than 31 December 2008;

(b)	to the extent that clause 57 requires the Wholesale Unit to have written arrangements in place for the supply to the Retail Units of Relevant Wholesale Services that the Wholesale Unit does not provide to Service Providers, Telecom will use its best endeavours to have those arrangements in place as soon as possible, but by no later than 31 December 2008;

(c)	to the extent that clause 96 requires arrangements with agents and contractors, Telecom will use its best endeavours to have those arrangements in place as soon as practicable but, subject to clause 9.4, by no later than 31 December 2008;

(d)	to the extent that clause 97 requires Telecom to obtain the agreement from a person (whom Telecom has, prior to the Approval Date, contracted with to operate Telecom’s assets or perform Telecom’s functions or activities in respect of Relevant Services) to be subject to the same obligations as an Employee working for the Telecom Business Unit whose business is being outsourced under that contract, Telecom will use its best endeavours to have those arrangements in place as soon as practicable but, subject to clause 9.4, by no later than 31 December 2008;

(e)	in relation to clauses 33, 58, 88.4(c) and 88.5(c), Telecom will ensure that in respect of access by Employees to information contained in

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shared information systems (including those Telecom systems called ICMS, FAIMS, TCDATA, Probe, AXIOSS and TRIAD at the Approval Date) in the ordinary course of business:

(i)	from 1 July 2008 until 31 December 2009, any ANS Unit or Wholesale Unit Customer Confidential Information so accessed by Employees will not be used or disclosed in a manner that is contrary to these Undertakings;

(ii)	by 30 September 2008, it has developed a plan for upgrading or migrating its shared information systems to meet the requirements in clause 9.3(iii), and provided that plan to the IOG;

(iii)	by 31 December 2009, Telecom’s shared information systems are upgraded to prevent ANS Unit and Wholesale Unit Customer Confidential Information being accessed by Employees in the ordinary course of business, except as expressly permitted by clauses 33, 58, 88.4 and 88.5;

(f)	to the extent that clause 38.1(f) requires Employees who are directly involved in providing legal or regulatory advice to the ANS Unit in respect of Relevant Network Access Services to be Employees working solely for the ANS Unit, Telecom will comply by no later than 1 July 2008; and

(g)	Telecom will comply with each of the following clauses by no later than the Working Day that is 30 Working Days after the Approval Date:

(i)	clauses 77 and 78, which require the IOG to be established and its members appointed;

(ii)	clauses 81 and 82, to the extent that those clauses require the Support Office to be established and key staff to be appointed;

(iii)	clause 84.1(b), to the extent that it requires Telecom to prepare codes of conduct ready to be considered by the IOG; and

(iv)	clauses 34 and 59, which require the ANS Unit and the Wholesale Unit to manage Commercial Information in certain ways.

9.4	Under clause 9.3(c) or 9.3(d), an arrangement with a particular contractor or person to whom functions or activities have been outsourced that is necessary for Telecom to comply with clause 96 or 97, may be put in place after 31 December 2008 by a date specified by the Commission if, on application by Telecom, the Commission is satisfied that:

(a)	Telecom has used its best endeavours to put the arrangement in place as soon as practicable;

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(b)	it would be impractical or unreasonably expensive to put the arrangement in place before 31 December 2008; and

(c)	it will not undermine a robust operational separation of Telecom if the arrangement is not in place by 31 December 2008.

9.5	Nothing in these Undertakings derogates from the strict controls that Telecom already has in place in respect of the disclosure and use of wholesale customer confidential information, as required by Telecom’s wholesale services agreements and interconnection agreements. Without limitation, from the Approval Date until 1 July 2008 these controls will continue to apply to protect wholesale customer confidential information from misuse.

10	Variation of these Undertakings

For the avoidance of doubt, these Undertakings may be varied in accordance with sections 69T to 69X of the Act.

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PART 4: FIXED NETWORK ACCESS SERVICE BUSINESS UNIT (ANS UNIT)

11	Outline of Part 4

11.1	This Part contains undertakings that apply specifically to the fixed network access service business unit referred to in section 69D(1)(a)(i) of the Act.

11.2	The unit referred to in section 69D(1)(a)(i) of the Act is called the Access Network Services Unit or ANS Unit in these Undertakings.

12	Establishment of the ANS Unit

Telecom will establish and maintain the ANS Unit.

13	Scope of business of the ANS Unit

13.1	At the Separation Day, the scope of business of the ANS Unit is to:

(a)	control and operate the Access Network in order to provide Relevant Network Access Services;

(b)	provide Relevant Network Access Services to Telecom Business Units and Service Providers; and

(c)	perform all other ANS Unit functions specified in Part 4 of these Undertakings, in each case in accordance with these Undertakings.

13.2	The Board or the CEO may change the ANS Unit’s scope of business from time to time provided that:

(a)	the scope of business is not reduced from that provided in clause 13.1;

(b)	the Board or the CEO gives written notice of any material change to the IOG and the Commission; and

(c)	the change is consistent with the robust operational separation of Telecom.

14	The ANS Unit will control the Access Network

14.1	The ANS Unit will control the Access Network and the operation of that network.

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14.2	Unless the context requires otherwise:

Access Network means Telecom’s Local Access Network and Telecom’s Regional Backhaul Network;

Local Access Network:

(a)	means all lines between the network demarcation point at an End- User’s premises (or, where relevant, the building distribution frames) and the local telephone exchange distribution frame or optical fibre distribution frame or equivalent facility; and

(b)	includes:

(i)	all cables and lines, including aerial and buried customer lead-ins from the network demarcation point at the End- User’s premises, sub-loop, loop and feeder copper, and optical fibre cables;

(ii)	the following infrastructure and buildings:

(A)	poles, ducts, and manholes;

(B)	towers, distribution cabinets, and buildings that are predominantly used to house equipment that forms part of the access network;

(C)	power and building services equipment in the distribution cabinets and buildings referred to in subparagraph (B); and

(iii)	all Fixed Wireless Access Systems (Fixed End Points) including multi-access radio systems, and microwave systems that are used for backhaul between the points referred to in paragraph (a);

(iv)	all copper-pair gain and loop conditioning systems, but not including the terminal multiplex equipment;

(v)	all passive and active optical fibre equipment between the network demarcation point at an End-User’s premises (or, where relevant, the building distribution frames) and the distribution frame or equivalent facility, including the distribution frame or equivalent facility, but not including the optical termination equipment, optical line terminals, PSTN switch, ethernet aggregation switch, or edge router equipment if that equipment is not connected through a distribution frame;

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(vi)	all copper and optical distribution frames (including main distribution frames, building distribution frames, cabinet-based frames, and intermediate distribution frames) that are predominantly used for the access network; and

(vii)	those information technology support systems that are necessary to ensure the efficient operation, maintenance, and provisioning of the access network and the current and future services that are provided by the ANS Unit, except to the extent that they are provided by Shared Services; but

(c)	does not include:

(i)	service nodes, including DSLAMs, multi-service nodes, PSTN switches, or other similar devices that are used to deliver value-added services to End-Users and that are not required for the normal operation of the access network;

(ii)	customer premises wiring;

(iii)	customer premises equipment;

(iv)	any equipment or facilities that are located in, or exclusively used to provide services to, any areas outside of New Zealand; or

(v)	any Dual-Use Cellular Wireless Systems and any Cellular Mobile Systems;

Regional Backhaul Network:

(a)	means, in geographic areas that are served by a Tier 1 or Tier 2 site, all copper, fixed wireless, and optical fibre transmission systems that are predominantly used to provide connections from a Service Provider’s equipment that is located at a distribution cabinet (or equivalent facility) to the nearest Tier 1 or Tier 2 site; and

(b)	means, in all other areas, all copper, fixed wireless, and optical fibre transmission systems that are predominantly used to provide connections from a Service Provider’s equipment that is located at a local telephone exchange or distribution cabinet (or equivalent facility) to the nearest Tier 3 site; but

(c)	does not include any equipment or facilities that are located in, or exclusively used to provide services to, the Chatham Islands or any areas outside New Zealand.

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14.3	All arrangements between the ANS Unit and other parts of Telecom or other persons that provide for the ANS Unit to control the Access Network and the operation of that network will be in writing, including all the terms of the arrangement, including price or appropriate transfer charges (if any).

14.4	The ANS Unit will provide a copy of any written arrangements entered into in accordance with clause 14.3 to the IOG as soon as practicable after the arrangement is entered into, and after there has been any material change to that arrangement.

15	The ANS Unit’s use of Dual-Use Cellular Wireless Systems

15.1	Where a Telecom Dual-Use Cellular Wireless System is in an area where there is no Telecom Local Access Network or where the ANS Unit wishes to use the Dual-Use Cellular Wireless System as a substitute for Telecom’s Local Access Network then:

(a)	the ANS Unit will have an unrestricted entitlement, at its discretion, to use that system as an alternative to or substitute for Telecom’s Local Access Network in that area for the purpose of offering local access services, and will have sufficient control over that system to enable it to do so;

(b)	any service that the ANS Unit provides that exclusively or mainly uses those systems will be a Relevant Network Access Service; and

(c)	the ANS Unit will make a commercial variant of the UCLL Backhaul service (from the relevant telephone exchange to Telecom’s nearest interconnect point) available to Service Providers in accordance with clause 31 for the purpose of providing regional backhaul for Service Providers’ fixed wireless access systems. For the avoidance of doubt, the terms and conditions for provision of a commercial variant of UCLL Backhaul provided under this clause may differ from any terms and conditions for UCLL Backhaul determined by the Commission under Part 2 of the Act to appropriately reflect the different technical and operational requirements of backhaul for fixed wireless access systems.

15.2	All arrangements between the ANS Unit and other parts of Telecom entered into for the purpose of clause 15.1 will be in writing, including all the terms of the arrangement, including price or appropriate transfer charges (if any).

15.3	The ANS Unit will provide a copy of any written arrangements entered into in accordance with clause 15.2 to the IOG as soon as practicable after the arrangement is entered into, and after there has been any material change to that arrangement.

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16	The ANS Unit will have sufficient influence over other assets

16.1	The ANS Unit will have sufficient influence over any Telecom network assets that are not under its control but that are used to provide Relevant Network Access Services to the extent required to provide those services in accordance with these Undertakings.

Example

A Service Provider may require backhaul to beyond the coverage of Telecom’s Regional Backhaul Network. In particular, one of the Regulated LLU backhaul services requires Telecom to provide backhaul beyond the coverage area of the Access Network. The ANS Unit will provide that backhaul service. Therefore, in all cases where the Service Provider requires backhaul to beyond Telecom’s Regional Backhaul Network, the ANS Unit will need to obtain core network transmission capacity from another Telecom Business Unit.

16.2	All arrangements between the ANS Unit and other parts of Telecom or other persons entered into for the purpose of clause 16.1 will be in writing, including all the terms of the arrangement, including price or appropriate transfer charges (if any).

16.3	The ANS Unit will provide a copy of any written arrangements entered into in accordance with clause 16.2 to the IOG as soon as practicable after the arrangement is entered into, and after there has been any material change to that arrangement.

17	Responsibilities of the ANS Unit in relation to the Access Network

The ANS Unit will, without limitation, be responsible for:

(a)	building, maintaining, operating, and repairing Telecom’s Access Network;

(b)	making investment decisions relating to Telecom’s Access Network;

(c)	determining which services Telecom’s Access Network must be capable of supporting; and

(d)	determining what enhancements to the functionality of Telecom’s Access Network are appropriate.

18	The ANS Unit will provide Relevant Network Access Services

18.1	The ANS Unit will provide Relevant Network Access Services.

18.2	In these Undertakings, unless the context requires otherwise, Relevant Network Access Services:

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(a)	means any current or future fixed telecommunications services that are delivered exclusively or mainly by use of assets that form part of Telecom’s Access Network; and

(b)	includes any service that is deemed to be a Relevant Network Access Service under clause 15.1(b); but

(c)	does not include:

(i)	Relevant Wholesale Services;

(ii)	interconnection with Telecom’s Fixed PSTN, or interconnection with a Fixed PSTN other than Telecom’s, including any national network transport or network transit or other services provided in the usual course of PSTN interconnection arrangements;

(iii)	any Designated Multinetwork Services; or

(iv)	to avoid doubt, any Mobile Services.

Example

The ANS Unit will provide local loop unbundling, local loop unbundling co-location, and local loop unbundling backhaul (including both distribution cabinet to telephone exchange and telephone exchange to interconnect point). The ANS Unit is not required to supply HSNS because, while this service is delivered using assets that form part of the Access Network, material service layer assets are also used in the delivery of HSNS.

18.3	The ANS Unit will publish a list of all Relevant Network Access Services that the ANS Unit makes available to Service Providers on its Internet website, and will update that list as soon as practicable after a new Relevant Network Access Service becomes available for provision to Service Providers.

19	Specific responsibilities of the ANS Unit in relation to Relevant Network Access Services

The ANS Unit will be responsible for the following matters in respect of Relevant Network Access Services, taking into account any matters that have been determined by the Commission under Part 2 of the Act:

(a)	service management;

(b)	providing a wholesale sales function (including sales to other Telecom Business Units);

(c)	product management and marketing;

(d)	network performance management;

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(e)	specification of the services and their functionality;

(f)	deployment of services, including design, construction, testing, and commissioning;

(g)	service-related procurement processes; and

(h)	setting of terms, including prices.

20	Fibre to the Premises Access Service

The ANS Unit will manage any FTTP Access Network Architecture assets that form part of Telecom’s Local Access Network in a way that:

(a)	is consistent with its obligations under these Undertakings; and

(b)	enables the Wholesale Unit to deliver an FTTP Access Service in accordance with its obligations in clause 65.

21	Standard of equivalence for Relevant Network Access Services

21.1	Except as provided in clause 22, if the ANS Unit is required to provide Service Providers with a Relevant Network Access Service it will provide that service to the EOI standard:

(a)	for all Relevant Network Access Services that the ANS Unit is required to provide Service Providers with at the Approval Date, and for UCLL Backhaul, in accordance with the commitments contained in the applicable migration plan (including timeframes) set out in Schedule 1; and

(b)	for all Relevant Network Access Services that the ANS Unit becomes required to provide Service Providers with after the Approval Date (other than UCLL Backhaul), in accordance with the binding commitments contained in a migration plan (including timeframes) developed in accordance with clause 21.2 and approved by the Commission.

21.2	If clause 21.1(b) applies, Telecom will propose a migration plan (including timeframes) for approval by the Commission that provides:

(a)	that, where the service is covered by a determination issued by the Commission under section 27 of the Act or a Standard Terms Determination, the ANS Unit will make the service available to Service Providers (at the highest level of equivalence that is practicable in the circumstances) on the launch date specified in the determination issued by the Commission under section 27 of the Act or the Standard Terms Determination (as applicable) for that service;

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(b)	if the Commission considers that the service cannot be provided to the EOI standard from the date that Telecom is first required to provide Service Providers with the service, when and how the service will be migrated to the EOI standard; and

(c)	if appropriate, when and how Telecom will migrate downstream services to consume the service.

21.3	A migration plan proposed by Telecom under clause 21.2:

(a)	will normally be expected to require Telecom to provide the service in accordance with the December 2009 Requirements by 31 December 2009, and the EOI standard by 31 December 2011;

(b)	will not include any variation to the Undertakings. If Telecom considers that a variation to the Undertakings is required as a result of a migration plan proposed under clause 21.2, then the appropriate mechanism is for Telecom to endeavour to agree such a variation with the Minister in accordance with sections 69T to 69X of the Act; and

(c)	may be amended by the Commission before it is approved if:

(i)	following reasonable consultation with Telecom, the Commission does not consider it appropriate to approve the migration plan as proposed by Telecom; and

(ii)	following that consultation, the Commission then gives Telecom 20 Working Days notice of its intention to amend (including details of the amendments) and approve the migration plan and Telecom does not submit an amended plan that is acceptable to the Commission before the end of that 20 Working Day period.

Example

Telecom has only been able to include EOI migration plans in Schedule 1 for Relevant Network Access Services that it:

(a)	is currently required to provide Service Providers with; or

(b)	knows it will soon be required to provide Service Providers with (where it has a reasonable understanding of what the service will consist of).

If Telecom becomes required to provide Service Providers with another Relevant Network Access Service (such as sub-loop UCLL) in the future, a new EOI migration plan will need to be developed for this service, and Telecom will need to get this plan approved by the Commission.

22	Different standards of equivalence for newly Regulated Relevant Network Access Services

If a Relevant Network Access Service is Regulated after the Approval Date and the Minister, following consultation with Telecom, accepts a recommendation

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from the Commission that a particular different standard of equivalence to the EOI standard should apply to the service, then:

(a)	that particular standard of equivalence will apply to that service;

(b)	the ANS Unit will make the recommendation and information about its effect available to the public at all reasonable times on the ANS Unit’s Internet website; and

(c)	if the ANS Unit is required to provide Service Providers with that service, it will provide that service on the applicable standard of equivalence in accordance with a migration plan (including timeframes) approved by the Commission in accordance with clauses 21.2 and 21.3.

23	The ANS Unit will build services ready for Equivalence of Inputs standard

23.1	The ANS Unit will build all new Relevant Network Access Services (and associated systems) that it is not required to provide Service Providers with at the Approval Date in such a manner as to ensure that Service Providers can purchase those services from the ANS Unit to the EOI standard (or, if applicable, the relevant standard of equivalence required by clause 22) immediately or as soon as practicable thereafter in the event that the ANS Unit becomes required to provide Service Providers with the services.

Example

If the ANS Unit decides to build a new Relevant Network Access Service, then the ANS Unit must build that service in a manner that will enable it to be supplied to the EOI standard as quickly as possible in the event that the ANS Unit becomes required to provide Service Providers with the service. This will most likely mean that the ANS Unit will build that new service in a manner that ensures it is compatible with and makes use of the 12 EOI building blocks described in Schedule 1.

23.2	Clause 23.1 is subject to any minor exceptions agreed by the Commission for a particular Relevant Network Access Service.

Example

Telecom may seek agreement from the Commission that the ANS Unit build a new service in a manner that is not consistent with achieving the EOI standard as soon as practicable where:

(a)	the service is expected to only be supplied to another part of Telecom; or

(b)	the service is expected to only be supplied to a particular Service Provider.

It is acknowledged that the Commission will consider each request for an exception to clause 23.1 on a case-by-case basis, and may or may not agree to an exception in these situations.

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24	The ANS Unit will act on a stand-alone basis and at arm’s-length

24.1	In respect of Relevant Services, the ANS Unit will operate on a stand-alone basis, at arm’s-length from any other Telecom Business Unit.

24.2	The ANS Unit will:

(a)	have relationships, dealings, and transactions with other Telecom Business Units in respect of Relevant Services that do not include elements that parties in their respective positions would usually omit, and that do not omit elements that parties in their respective positions would usually include, if:

(i)	the parties were acting independently;

(ii)	one party (the ANS Unit) was acting on a stand-alone basis;

(iii)	the parties were acting at arm’s-length; and

(b)	in respect of Relevant Services, comply with the other Arm’s-Length Rules that apply to the ANS Unit.

24.3	For the avoidance of doubt, clause 24.2 does not apply in respect of any arrangements put in place for the purpose of complying with clause 94.

25	Separate management and reporting lines for the ANS Unit

25.1	Telecom will ensure that, at all times, one person is appointed to have responsibility for the management of the ANS Unit.

25.2	The Manager of the ANS Unit will:

(a)	work solely on matters relating to the ANS Unit and not have responsibility for other parts of Telecom;

(b)	manage the ANS Unit in a way designed to secure compliance with the provisions of these Undertakings that apply to the ANS Unit and to optimise the commercial interests of the ANS Unit in accordance with the ANS Unit’s scope of business; and

(c)	report directly to the CEO.

26	Employees working for the ANS Unit will not work for any other part of Telecom

26.1	No Employee working for the ANS Unit may work for any other part of Telecom.

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26.2	Clause 26.1 does not prevent the ANS Unit from doing technical or operational work for another part of Telecom where:

(a)	the ANS Unit and that part have entered into a written agreement for the ANS Unit to do that work on commercial terms;

(b)	the written agreement and the work covered by the agreement comply with the Arm’s-Length Rules and do not circumvent the intent of these Undertakings; and

(c)	Telecom provides a copy of the written agreement to the IOG as soon as practicable after the agreement has been entered into, and after there has been any material change to the agreement.

Example

The ANS Unit and the Wholesale Unit may wish to enter into an agreement for ANS Unit Employees located in exchanges to do maintenance work on Wholesale Unit DSLAMs located in those exchanges. The ANS Unit and the Wholesale Unit must ensure that:

(a)	the agreement is entered into on commercial terms that are recorded in writing;

(b)	the agreement ensures that any restrictions on the sharing of ANS Unit or Wholesale Unit Commercial Information and Confidential Information and any other applicable Arm’s-Length Rules are complied with;

(c)	the work covered by the agreement is actually done by ANS Unit Employees in a manner that complies with the information sharing restrictions and all of the applicable Arm’s-Length Rules;

(d)	the agreement as a whole and the actual doing of work covered by that agreement are consistent with the intent of the Undertakings; and

(e)	the agreement is provided to the IOG and the IOG is kept informed whenever the agreement changes.

If it wished to do so, the ANS Unit could enter into an agreement with a Service Provider to do maintenance work on the Service Provider’s DSLAMs that are located in ANS Unit exchanges.

27	Setting the ANS Unit annual and long-term corporate plans and technology plans

27.1	Each year the ANS Unit will develop and submit to the Board annual and long-term corporate plans and technology plans (or equivalent documents) of the ANS Unit for the Board to approve, amend or otherwise deal with as the Board sees fit (provided that the Board complies with the requirements of clause 7). Such plans may comprise those parts of Telecom plans that relate to the ANS Unit. The CEO may participate in the development of the ANS Unit’s annual and long-term corporate plans and technology plans (or equivalent documents).

27.2	The ANS Unit will provide the IOG with:

(a)	a copy of any plan approved by the Board under clause 27.1; and

(b)	certification from the Board and CEO that the plan provided under (a) above, and their involvement in the development of that plan, complies

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with the Undertakings and is consistent with a robust operational separation of Telecom.

28	Implementation of plans and day-to-day management

28.1	The ANS Unit will be solely responsible for:

(a)	the implementation of the ANS Unit’s annual and long-term corporate plans and technology plans approved by the Board; and

(b)	the day-to-day management of the ANS Unit within the ANS Unit’s scope of business.

28.2	The Board and the CEO will certify annually that the ANS Unit has sufficient resources to enable the Manager of the ANS Unit to manage the ANS Unit in accordance with clause 28.1.

28.3	The delegation of authority to the Manager of the ANS Unit:

(a)	at the Approval Date is outlined in Schedule 4;

(b)	cannot be decreased from the delegation outlined in Schedule 4; and

(c)	will not be less than a standard Telecom level 2 (i.e. a direct operational report to the CEO) delegation.

28.4	Whenever Telecom makes a material change to the delegation to the Manager of the ANS Unit, Telecom will notify the IOG and the Commission of the change.

28.5	Telecom will ensure that the delegation to the Manager of the ANS Unit will be sufficient to allow him or her to manage the ANS Unit in accordance with clause 28.1.

29	Formulation of the ANS Unit’s Commercial Policies

The ANS Unit will formulate its own Commercial Policies in respect of Relevant Network Access Services.

30	The ANS Unit will act in its own best interests

All ANS Unit Employees, agents and contractors will act in good faith and in what they believe to be in the best commercial interests of the ANS Unit within the ANS Unit’s scope of business when making decisions on behalf of the ANS Unit in respect of Relevant Network Access Services.

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31	The ANS Unit will not discriminate

31.1	When doing or omitting to do anything in respect of the provision of a Relevant Network Access Service, the ANS Unit (including its Employees, agents and contractors) will not discriminate between Service Providers and other Telecom Business Units or between Service Providers.

31.2	For the avoidance of doubt:

(a)	clause 31.1 does not prevent the ANS Unit from doing or omitting to do something in respect of the provision of a Relevant Network Access Service that is different for different recipients of that service where those differences reflect the different requirements of the recipients;

(b)	clause 31.1 is subject to clause 6; and

(c)	this clause does not limit clauses 21 or 22.

32	The ANS Unit’s trading arrangements

32.1	If the ANS Unit provides a Relevant Network Access Service to another Telecom Business Unit, the provision of that service to that Telecom Business Unit will be governed by a written arrangement that sets out the terms of supply, including price or appropriate transfer charges.

32.2	The ANS Unit will provide a copy of a written arrangement entered into for the purpose of clause 32.1 to the IOG as soon as practicable after the arrangement is entered into, and after there has been a material change to that arrangement.

33	The ANS Unit’s Customer Confidential Information

33.1	The ANS Unit (including its Employees, agents and contractors) will not disclose ANS Unit Customer Confidential Information to any other part of Telecom unless the Service Provider to which the information relates consents.

33.2	Notwithstanding clause 33.1, the ANS Unit may disclose ANS Unit Customer Confidential Information to another part of Telecom where that disclosure:

(a)	is necessary operationally to enable the ANS Unit to provide a Relevant Service in accordance with these Undertakings;

(b)	is made in order to transfer an order for a Relevant Service from the ANS Unit to the Wholesale Unit (or vice versa) in accordance with arrangements made to comply with clause 94; or

(c)	is permitted under clause 91.

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33.3	If ANS Unit Customer Confidential Information is disclosed under clause 33.2(a) or (b), the person to whom the information is disclosed may disclose the information to another person only if disclosure:

(a)	by the ANS Unit to that person would be permitted under clause 33.2; or

(b)	is otherwise permitted by these Undertakings.

33.4	Any person who receives ANS Unit Customer Confidential Information under clause 33.3 may disclose that information to another person only if disclosure of the information to that other person would be permitted under clause 33.3. For the purposes of this clause 33, that other person will be deemed to have received the information under clause 33.3.

33.5	If ANS Unit Customer Confidential Information is disclosed under clauses 33.2(a), 33.2(b), 33.3 or 33.4, the person to whom the information is disclosed will maintain the confidentiality of the information and will ensure that the information is destroyed or kept secure so that people who are not entitled to receive that information under these Undertakings are not able to access it.

34	The ANS Unit’s Commercial Information

34.1	The ANS Unit (including its Employees, agents and contractors) will not disclose ANS Unit Commercial Information in respect of a Relevant Network Access Service to any other part of Telecom unless that information is also made available on an equal basis to all Eligible Service Providers in respect of that Relevant Service.

34.2	Notwithstanding clause 34.1, the ANS Unit may disclose ANS Unit Commercial Information to another part of Telecom where that disclosure:

(a)	relates to Relevant Network Access Services that the ANS Unit is not required to provide Service Providers with and that the ANS Unit is not providing to a Service Provider and has not yet decided to provide to Service Providers;

(b)	is necessary operationally to enable the ANS Unit to provide a Relevant Service in accordance with these Undertakings;

(c)	is made in order to transfer an order for a Relevant Service from the ANS Unit to the Wholesale Unit (or vice versa) in accordance with arrangements made to comply with clause 94; or

(d)	is permitted under clause 90.

34.3	If ANS Unit Commercial Information is disclosed under clause 34.2(b) or (c), the person to whom the information is disclosed may disclose the information to another person only if disclosure:

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(a)	by the ANS Unit to that person would be permitted under clause 34.2; or

(b)	is otherwise permitted by these Undertakings.

34.4	Any person who receives ANS Unit Commercial Information under clause 34.3 may disclose that information to another person only if disclosure of the information to that other person would be permitted under clause 34.3. For the purposes of this clause 34, that other person will be deemed to have received the information under clause 34.3.

34.5	If ANS Unit Commercial Information is disclosed under clauses 34.2(b), 34.2(c), 34.3 or 34.4, the person to whom the information is disclosed will maintain the confidentiality of the information and will ensure that the information is destroyed or kept secure so that people who are not entitled to receive that information under these Undertakings are not able to access it.

35	The ANS Unit’s incentive arrangements

35.1	All incentive remuneration for Employees working for the ANS Unit will reflect solely the objectives and performance of the ANS Unit and can include the personal performance of the Employees in their roles as Employees working for the ANS Unit.

35.2	The remuneration for Employees working for the ANS Unit will not comprise any Telecom shares or any incentives that are directly or indirectly linked to Telecom’s overall performance.

35.3	Clauses 35.1 and 35.2 apply to both short-term incentive schemes (such as annual bonuses) and long-term incentive and remuneration schemes.

35.4	Clauses 35.1 to 35.3 do not prevent Employees working for the ANS Unit:

(a)	from participating in Telecom’s group-wide Employee benefit arrangements that are not directly or indirectly linked to Telecom’s overall performance; or

Example

Employees working for the ANS Unit may purchase discounted health insurance arranged by Telecom and offered to all Telecom Employees.

(b)	who have previously worked for another part of Telecom from retaining any incentive remuneration or entitlement received as a result of his or her work for the other part of Telecom.

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36	The ANS Unit’s accommodation

36.1	All Employees working for the ANS Unit will be located in access-controlled accommodation that is separately secured from all other parts of Telecom.

36.2	No later than 12 months after the Separation Day all Employees working for the ANS Unit will be located in accommodation that is separately located from all other parts of Telecom.

36.3	Notwithstanding clause 36.2 an Employee working for the ANS Unit is not required to be located in separate accommodation if:

(a)	the Employee works in a place where the ANS Unit does not have a significant number of Employees; and

(b)	the Commission has agreed, on application by Telecom, that:

(i)	it would be impractical or unreasonably expensive to comply with the requirement in clause 36.2 in relation to that Employee; and

(ii)	appropriate alternative procedures are in place in relation to the Employee in order to ensure compliance with the Arm’s-Length Rules that apply to the ANS Unit.

37	The ANS Unit’s branding

37.1	The ANS Unit will develop, and only use, its own separate brand. The separate brand for the ANS Unit:

(a)	will not include the word Telecom; and

(b)	may be used in proximity to an endorsement containing either the word Telecom or the Telecom logo, or both, but only if that endorsement is secondary to the ANS brand.

37.2	The separate brand for the ANS Unit developed under clause 37.1 will be implemented progressively within the timeframe agreed by Telecom and the IOG.

38	Employees working solely for the ANS Unit

38.1	The following Employees will work solely for the ANS Unit:

(a)	all Employees who are directly involved in the provision, installation, maintenance, fault restoration, and repair of Telecom’s Access Network, except to the extent that those persons work for Shared Services;

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(b)	all Employees who are directly involved in the planning, design, implementation, and in-life service management of Relevant Network Access Services, except to the extent that those persons work for Shared Services;

(c)	all Employees who are directly involved in providing a wholesale sales function in respect of Relevant Network Access Services, except to the extent that those persons work for the Wholesale Unit and are involved with the provision of this sales function in order to comply with arrangements made in accordance with clause 94;

(d)	the managers of the Employees referred to in paragraphs (a) to (c) (excluding the managers of Employees who work for Shared Services or the Wholesale Unit) up to and including the Manager of the ANS Unit;

(e)	those Employees who carry out activities that are ancillary to those described in any of paragraphs (a) to (c) except to the extent that those persons work for Shared Services or the Wholesale Unit; and

(f)	all Employees who are directly involved in providing legal or regulatory advice to the ANS Unit in respect of Relevant Network Access Services.

38.2	Clause 38.1 does not prevent the ANS Unit from doing technical or operational work for another part of Telecom in accordance with clause 26.2.

39	Consultation about changes to the Access Network

39.1	If the ANS Unit consults with a Required Telecom Business Unit before making any significant decision in relation to:

(a)	changes to Telecom’s Access Network;

(b)	changes to the specifications or functionality of any Relevant Network Access Service that the ANS Unit provides to Service Providers; or

(c)	the introduction of any new Relevant Network Access Service that the ANS Unit intends (at the time) to provide to Service Providers or any variant of an existing Relevant Network Access Service that the ANS Unit provides to Service Providers;

and that decision may affect a Service Provider’s use or experience of a Relevant Network Access Service, then the ANS Unit will also consult with the affected Service Providers.

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39.2	The ANS Unit will ensure that the extent and timing of consultation under clause 39.1 will be comparable in effect for each Required Telecom Business Unit and affected Service Provider.

40	Other Relevant Network Access Services that Telecom chooses to provide

If the ANS Unit chooses to provide a Service Provider with a Relevant Network Access Service that it is not required to provide Service Providers with, then the ANS Unit will provide that service to the Service Provider on commercial terms in accordance with the non-discrimination undertaking in clause 31.

41	Process for ANS Unit requests

The ANS Unit will establish a process for making, considering, advising, and implementing decisions about requests in respect of Relevant Network Access Services and/or the Access Network, whereby:

(a)	all persons who have or seek access to Relevant Network Access Services (whether other Telecom Business Units or Service Providers) use the same request form;

(b)	the process is substantially the same for all those persons, in like circumstances; and

(c)	the process is subject to oversight by the IOG, including reviewing whether requests have been dealt with in accordance with the process.

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PART 5: WHOLESALE BUSINESS UNIT

42	Outline of Part 5

42.1	This Part contains undertakings that apply specifically to the one or more Telecom Business Units referred to in section 69D(1)(a)(ii) of the Act that must provide a wholesale function for all Relevant Services (except to the extent that a wholesale function is provided by the ANS Unit).

42.2	The Telecom Business Unit or Units referred to in section 69D(1)(a)(ii) of the Act are together called the Wholesale Unit in these Undertakings.

43	Establishment of the Wholesale Unit

43.1	Telecom will establish and maintain the Wholesale Unit.

43.2	For the avoidance of doubt:

(a)	if Telecom chooses to include the Wholesale Unit as part of a Telecom Business Unit, then the obligations in these Undertakings that apply to the Wholesale Unit only apply to that part; and

(b)	the Wholesale Unit will not be part of the ANS Unit or a Retail Unit.

44	Wholesale Unit will have sufficient influence over relevant assets

44.1	The Wholesale Unit is not required to control any assets. However, the Wholesale Unit will have sufficient influence over any Telecom network assets that it does not control (excluding assets controlled by ANS) but that are used to provide Relevant Wholesale Services to the extent necessary to provide those services in accordance with these Undertakings.

44.2	All arrangements between the Wholesale Unit and another Telecom Business Unit or other persons that provide for the Wholesale Unit to have influence over Telecom network assets will be in writing, including all the terms of the arrangement, including price or appropriate transfer charges (if any).

44.3	The Wholesale Unit will provide a copy of any written arrangement entered into in accordance with clause 44.2 to the IOG, as soon as practicable after the arrangement is entered into, and after there has been any material change to that arrangement.

45	Wholesale Unit will provide Relevant Wholesale Services

45.1	The Wholesale Unit will provide Relevant Wholesale Services.

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45.2	In these Undertakings, unless the context requires otherwise, Relevant Wholesale Services:

(a)	means:

(i)	in relation to Resale Services, only those services that are included in DSPL or RSPL, including any replacement or successor services that are added to DSPL or RSPL in accordance with clause 64, and any Resale Services that are covered by a future determination under Part 2 of the Act;

(ii)	all other Designated Access Services and Specified Services (regardless of whether there is a determination under Part 2 of the Act currently in force in relation to that service), including, for the avoidance of doubt, any IP interconnection services that become Designated Access Services or Specified Services after the Approval Date;

(iii)	any fixed network service that is subject to a Telecom Registered Undertaking;

(iv)	all packet-based bitstream services (and their associated functions, including operational support systems) that enable access to, and interconnection with, that part of Telecom’s NGN that connects the End-User’s building (or, where relevant, the building distribution frames) to Telecom’s first aggregation switch (or equivalent facility) other than a DSLAM (or equivalent facility);

(v)	from 1 January 2009, IP Interconnection for Voice Services and IP Interconnection for Virtual Private Network Services; but

Example Telecom’s HSNS service and the FTTP Access Service are services that are covered by clause 45.2(a)(iv).

(b)	does not include:

(i)	Relevant Network Access Services;

(ii)	any Resale Services that have been grandfathered in accordance with clause 64 as at 31 December 2009;

(iii)	as soon as Telecom meets the December 2009 Requirements, any Resale Service based on a new retail service first offered after the Approval Date (and that would otherwise be a

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replacement or successor service to a Resale Service in DSPL or RSPL in accordance with clause 64) and that consumes a Wholesale Unit input service that is provided in accordance with the December 2009 Requirements, unless that new service is subject to a current determination under Part 2 of the Act, and provided that Telecom complies with its obligations under clause 64.5 in relation to the DSPL or RSPL service that the new service would otherwise be a replacement or successor service for;

Example

At the end of 2009, Telecom will provide a new retail broadband service that will consume as an input a UBA service that is being supplied to both Service Providers and the Retail Units in accordance with the December 2009 Requirements (which, among other things, requires supply of the same service). When Telecom provides this retail broadband service to Telecom End-Users, the Wholesale Unit will not be required to resell the retail broadband service under these Undertakings unless the Commission makes a determination under Part 2 of the Act for resale of that service. Telecom will need to comply with its obligations under clause 64.5 in relation to continued supply of the resale version of the existing retail Xtra broadband service in certain circumstances.

(iv)	any Resale Service that Telecom is required to provide under clause 45.2(a)(i) which is no longer controlled by Telecom including, for the avoidance of doubt, the product families called additional/enhanced directory listings, directory assistance, and international directory assistance at the Approval Date;

Example Following the sale of the Yellow Pages Group, Telecom no longer controls the additional/enhanced directory listings, directory assistance or international directory assistant product families.

(v)	the Designated Access Service of interconnection with Telecom’s Fixed PSTN or the Designated Access Service of interconnection with a Fixed PSTN other than Telecom’s including, for the avoidance of doubt, any national network transport or network transit or other services provided in the usual course of PSTN interconnection arrangements;

(vi)	any Designated Multinetwork Services; or

(vii)	for the avoidance of doubt, any Mobile Services.

Example The Wholesale Unit will provide unbundled bitstream access, unbundled bitstream backhaul and those Resale Services that are listed in DSPL or RSPL (subject to a few limited exceptions).

45.3	In these Undertakings, NGN means a packet-based fixed network:

(a)	which is able to:

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(i)	provide telecommunications services;

(ii)	make use of multiple broadband and quality of service-enabled transport technologies; and

(b)	in which service-related functions are independent of underlying transport-related technologies.

45.4	The Wholesale Unit will publish a list of all Relevant Wholesale Services that the Wholesale Unit makes available to Service Providers on its Internet website, and will update that list as soon as practicable after a new Relevant Wholesale Service becomes available for provision to Service Providers.

46	Specific responsibilities of the Wholesale Unit in relation to Relevant Wholesale Services

46.1	The Wholesale Unit will be responsible for the following matters in respect of Relevant Wholesale Services, taking into account any matters that have been determined by the Commission under Part 2 of the Act:

(a)	service management;

(b)	providing a wholesale sales function (including sales to other Telecom Business Units);

(c)	product management and marketing;

(d)	network performance management, to the extent that the Wholesale Unit controls the relevant assets;

(e)	design and specification of the services and their functionality;

(f)	service-related procurement processes; and

(g)	setting of terms, including prices.

46.2	For the avoidance of doubt, clause 46.1 does not apply to a Resale Service that is a Relevant Wholesale Service to the extent that the Retail Units are responsible for these matters when developing and providing the corresponding retail service.

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47	Wholesale Unit will provide certain Relevant Wholesale Services to an Equivalence of Inputs standard

47.1	Except as provided in clauses 47.2, 48 and 49, if the Wholesale Unit is required to provide Service Providers with a Relevant Wholesale Service, it will provide that service on the EOI standard:

(a)	for all Relevant Wholesale Services that the Wholesale Unit is required to provide Service Providers with at the Approval Date, and for UBA Backhaul, in accordance with the commitments contained in the applicable migration plan (including timeframes) set out in Schedule 1; and

(b)	for all Relevant Wholesale Services that the Wholesale Unit becomes required to provide Service Providers with after the Approval Date (other than UBA Backhaul) in accordance with the binding commitments contained in a migration plan (including timeframes) developed in accordance with clause 47.2 and approved by the Commission.

47.2	Except as provided in clause 48, if clause 47.1(b) applies, Telecom will propose a migration plan (including timeframes) for approval by the Commission that provides:

(a)	that, where the service is covered by a determination issued by the Commission under section 27 of the Act or a Standard Terms Determination, the Wholesale Unit will make the service available to Service Providers (at the highest level of equivalence that is practicable in the circumstances) on the launch date specified in the determination issued by the Commission under section 27 of the Act or Standard Terms Determination (as applicable) for that service;

(b)	if the Commission considers that the service cannot be provided to the EOI standard from the date that Telecom is first required to provide Service Providers with the service, when and how the service will be migrated to the EOI standard; and

(c)	if appropriate, when and how Telecom will migrate downstream services to consume the service.

47.3	A migration plan proposed by Telecom under clause 47.2:

(a)	will normally be expected to require Telecom to provide the service in accordance with the December 2009 Requirements by 31 December 2009, and the EOI standard by 31 December 2011;

(b)

will not include any variation to or departures from the Undertakings. If Telecom considers that a variation to the Undertakings is required as a result of a migration plan proposed under clause 47.2, then Telecom will

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endeavour to agree such a variation with the Minister in accordance with sections 69T to 69X of the Act; and

(c)	may be amended by the Commission before it is approved if:

(i)	following reasonable consultation with Telecom, the Commission does not consider it appropriate to approve the migration plan as proposed by Telecom; and

(ii)	following that consultation, the Commission then gives Telecom 20 Working Days notice of its intention to amend (including details of the amendments) and approve the migration plan and Telecom does not submit an amended plan that is acceptable to the Commission before the end of that 20 Working Day period.

Example

Telecom has only been able to include EOI migration plans in Schedule 1 for Relevant Wholesale Services that it:

Telecom has only been able to include EOI migration plans in Schedule 1 for Relevant Wholesale Services that it:

(a)       is currently required to provide Service Providers with; and

(b)      knows it will soon be required to provide Service Providers with (where it has a reasonable understanding of what the service will consist of).

If Telecom becomes required to provide Service Providers with another Relevant Wholesale Service (such as a new UBA variant) in the future, a new EOI migration plan will need to be developed for this service, and Telecom will need to get this plan approved by the Commission.

48	Wholesale Unit will provide Resale Services to the Resale Equivalence standard

48.1	The standard of equivalence that applies to Resale Services that are Relevant Wholesale Services, is the Resale Equivalence standard. The Wholesale Unit will meet the Resale Equivalence development milestones set out in Schedule 1 and will provide Resale Services that are Relevant Wholesale Services on the Resale Equivalence standard by 31 December 2009.

48.2	Notwithstanding clause 48.1 the Resale Equivalence standard does not apply to a Resale Service if:

(a)	the Wholesale Unit and the Service Provider have agreed to the application of a different standard;

(b)	subject to clause 48.3, 500 or fewer instances of the Resale Service are provisioned for Service Provider End-Users; or

(c)	subject to clause 48.3, there are no End-Users purchasing the comparable retail service;

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and in each case, the Commission has been advised of the application of the different standard and has not objected to it. In these circumstances the relevant different standard will apply.

48.3	If either clause 48.2(b) or 48.2(c) apply, and the Commission has been advised of the application of the different standard and has not objected to it, the Resale Service must be provided at a standard that is no worse than the standard of provision as at the Approval Date which, for the avoidance of doubt, will be consistent with clause 5(c) of Schedule 1, part 1, subpart 1 of the Act.

48.4	If Telecom is notified of any failure to meet the Resale Equivalence standard or any other standard of equivalence required by this clause, it will have a reasonable amount of time (as set by the Commission following consultation with Telecom) to meet that standard provided that:

(a)	Telecom takes all reasonable steps during that period to try to achieve compliance; and

(b)	the failure to meet the standard is inadvertent.

48.5	Telecom will not be in breach of these Undertakings to the extent that clause 48.4 applies.

49	Different standards of equivalence for newly Regulated Relevant Wholesale Services

If a Relevant Wholesale Service is Regulated after the Approval Date, and the Minister, following consultation with Telecom, accepts a recommendation from the Commission that a particular different standard of equivalence to EOI or Resale Equivalence should apply to that service, then:

(a)	that particular different standard of equivalence will apply to that service;

(b)	the Wholesale Unit will make the recommendation and information about its effect available to the public at all reasonable times on the Wholesale Unit’s Internet website; and

(c)	if the Wholesale Unit is required to provide Service Providers with that service, it will provide that service on the applicable standard of equivalence in accordance with a migration plan (including timeframes) approved by the Commission in accordance with clauses 47.2 and 47.3.

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50	Wholesale Unit will build services ready for Equivalence of Inputs standard

50.1	The Wholesale Unit will build all new Relevant Wholesale Services (and associated systems) that it is not required to provide Service Providers with at the Approval Date in such a manner as to ensure that Service Providers can purchase those services from the Wholesale Unit to the EOI standard (or, if applicable, the relevant other standard of equivalence required by clause 48 or 49) immediately or as soon as practicable thereafter in the event that the Wholesale Unit becomes required to provide Service Providers with the service.

Example

If the Wholesale Unit decides to build a new Relevant Wholesale Service (such as a new UBA variant), then the Wholesale Unit must build that service in a manner that will enable it to be supplied to the EOI standard as quickly as possible in the event that the Wholesale Unit becomes required to provide Service Providers with the service. This will most likely mean that the Wholesale Unit will build that new service in a manner that ensures it is compatible with and makes use of the 12 EOI building blocks described in Schedule 1.

50.2	Notwithstanding clause 50.1, the Wholesale Unit is not required to build or procure the build of a Relevant Wholesale Service after the Approval Date in such a way that will allow the service to be provided to the EOI standard where:

(a)	the service is built specifically at the request of a particular Service Provider, and it is reasonably expected that Telecom and other Service Providers will not wish to use that service. In such circumstances, the service will be built in a manner that will allow it to be provided at the standard required by the relevant Service Provider; or

(b)	the service is one that Telecom reasonably expects that it will not meaningfully consume itself because of the particular characteristics of the service, and therefore the EOI standard is not appropriate because it cannot be measured or applied in such circumstances. In such circumstances, the Relevant Service will be built in a manner that will allow it to be supplied on fair and reasonable terms in accordance with the non-discrimination undertaking in clause 56.

50.3	Without limiting clause 50.2, clause 50.1 is subject to any minor exceptions agreed by the Commission.

51	Other Relevant Services that Wholesale Unit chooses to provide

If the Wholesale Unit chooses to provide a Service Provider with a Relevant Wholesale Service that it is not required to provide Service Providers with, then the Wholesale Unit will provide that service to the Service Provider on commercial terms in accordance with the non-discrimination undertaking in clause 56.

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52	Wholesale Unit will act at arm’s-length from the Retail Units

52.1	In respect of Relevant Wholesale Services, the Wholesale Unit will operate at arm’s-length from the Retail Units.

52.2	The Wholesale Unit will:

(a)	have relationships, dealings, and transactions with the Retail Units in respect of Relevant Services that do not include elements that parties in their respective positions would usually omit, and that do not omit elements that parties in their respective positions would usually include, if:

(i)	the parties were acting independently;

(ii)	the parties were acting at arm’s-length; and

(b)	in respect of Relevant Services, comply with the other Arm’s-Length Rules that apply to the Wholesale Unit.

52.3	The purpose of this clause 52.3 is to:

(a)	enable reasonable interaction between the Wholesale Unit and the Retail Units in order to enable the Retail Units to develop new retail services that are based on non-Regulated packet-based bitstream services; and

(b)	facilitate innovation in a way that is most efficient and consistent with the way other Service Providers would develop services that are not Regulated.

In order to achieve this purpose, the Arm’s-Length Rules in clauses 52.1, 52.2, 59 and 88.5 do not apply to interactions between the Wholesale Unit and a Retail Unit in respect of a non-Regulated packet-based bitstream service (and its associated functions, including operational support systems) that is a Relevant Wholesale Service as described in clause 45.2(a)(iv) until that Retail Unit offers a service that consumes the non-Regulated packet-based bitstream service on a commercial basis (which excludes bona fide trials undertaken as part of the retail service development). For the avoidance of doubt, this clause must not be used in a way that undermines a robust operational separation of Telecom.

52.4	For the avoidance of doubt, clauses 52.1, 52.2, 70.1 and 70.2 will not require the Wholesale Unit to have trading or other purchase arrangements with the Retail Units for obtaining services, information or inputs from Retail Units that are required for the Wholesale Unit to provide Resale Services.

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52.5	The Arm’s-Length Rules that apply to the Wholesale Unit and the Retail Units under clauses 52.1, 52.2, 70.1 and 70.2 will be applied in a manner that will enable the Wholesale Unit to:

(a)	obtain the information or advice needed from the Retail Units to provide Resale Services, including information and advice in relation to:

(i)	price changes;

(ii)	service change, grandfathering or withdrawal notifications;

(iii)	technical provision details;

(iv)	terms and conditions, policies, user guides, collateral, business rules or service delivery rules; and

(b)	participate in the development of Retail Unit services to the extent necessary to be able to develop the corresponding Resale Service; and

(c)	have access to the Retail Units’ assets that are required to provide Resale Services.

53	Separate management and reporting lines for the Wholesale Unit

53.1	Telecom will ensure that, at all times, one person is appointed to have responsibility for the management of the Wholesale Unit. Where the Wholesale Unit is part of a Telecom Business Unit this person will be the manager of that Telecom Business Unit.

53.2	Telecom has discretion to determine the title of the position of the Manager of the Wholesale Unit.

53.3	The Manager of the Wholesale Unit will:

(a)	not have any responsibility for the ANS Unit or any of the Retail Units (but may also have responsibility for any other Telecom Business Unit);

(b)	manage the Wholesale Unit in a way designed to secure compliance with the provisions of these Undertakings that apply to the Wholesale Unit; and

(c)	report directly to the CEO.

54	Employees working for the Wholesale Unit will not work for the Retail Units

54.1	No Employee working for the Wholesale Unit may work for any of the Retail Units.

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54.2	Clause 54.1 does not prevent the Wholesale Unit from doing technical or operational work for a Retail Unit where:

(a)	the Wholesale Unit and the Retail Unit have entered into a written agreement for the Wholesale Unit to do that work on commercial terms;

(b)	the agreement and the work covered by the agreement comply with the Arm’s-Length Rules and do not circumvent the intent of these Undertakings; and

(c)	Telecom provides a copy of the written agreement to the IOG as soon as practicable after the agreement has been entered into, and after there has been any material change to the agreement.

55	Wholesale Unit will formulate own Commercial Policies

The Wholesale Unit will formulate its own Commercial Policies in respect of Relevant Wholesale Services. In formulating any Commercial Policy for a Resale Service that is a Relevant Wholesale Service, the Wholesale Unit may take into account the direct consequences that arise from the Resale Service being based on a corresponding retail service.

Example

There are a number of direct consequences of the voice access and calling Resale Service being based on the Retail Unit’s Homeline service:

(a)       the price of the Resale Service is calculated by deducting a fixed wholesale discount from an average of the retail price points for the Homeline service;

(b)      the characteristics of the Resale Service, including the inclusion of local calling, are determined by the Homeline service.

There are Commercial Policies about the voice access and calling Resale Service that are not a direct consequence of the service being based on the Homeline service. For example, the payment terms are determined by the Wholesale Unit.

56	Wholesale Unit will not discriminate

56.1	When doing or omitting to do anything in respect of the provision of a Relevant Wholesale Service, the Wholesale Unit (including its Employees, agents and contractors) will not discriminate between Service Providers and Retail Units or between Service Providers.

56.2	For the avoidance of doubt:

(a)	clause 56.1 does not prevent the Wholesale Unit from doing or omitting to do something in respect of the provision of a Relevant Wholesale Service that is different for different recipients of that service where those differences reflect the different requirements of the recipients;

(b)	clause 56.1 is subject to clause 6; and

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(c)	this clause does not limit clauses 47 to 49.

57	Wholesale Unit’s trading arrangements with the Retail Units

57.1	If the Wholesale Unit provides a Relevant Wholesale Service to a Retail Unit, the provision of that service to that Retail Unit will be governed by a written arrangement that sets out the terms of supply, including price or appropriate transfer charges.

57.2	The Wholesale Unit will provide a copy of any written arrangement entered into for the purpose of clause 57.1 to the IOG as soon as practicable after the arrangement is entered into, and after there has been a material change to that arrangement.

58	Wholesale Unit’s Customer Confidential Information

58.1	The Wholesale Unit (including its Employees, agents and contractors) will not disclose Wholesale Unit Customer Confidential Information to any other part of Telecom, unless the Service Provider to which the information relates consents.

58.2	Notwithstanding clause 58.1, the Wholesale Unit may disclose Wholesale Unit Customer Confidential Information to another part of Telecom where that disclosure:

(a)	is necessary operationally to enable the Wholesale Unit to provide a Relevant Service in accordance with these Undertakings;

(b)	is made in order to transfer an order for a Relevant Service from the Wholesale Unit to the ANS Unit (or vice versa) in accordance with arrangements made to comply with clause 94; or

(c)	is permitted under clauses 91 or 100.

58.3	If Wholesale Unit Customer Confidential Information is disclosed under clause 58.2(a) or 58.2(b), the person to whom the information is disclosed may disclose the information to another person only if disclosure:

(a)	by the Wholesale Unit to that other person would be permitted under clause 58.2; or

(b)	is otherwise permitted by these Undertakings.

58.4	Any person who receives Wholesale Unit Customer Confidential Information under clause 58.3 may disclose that information to another person only if disclosure of the information to that other person would be permitted under clause 58.3. For the purposes of this clause 58, that other person will be deemed to have received the information under clause 58.3.

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58.5	If Wholesale Unit Customer Confidential Information is disclosed under clauses 58.2(a), 58.2(b), 58.3 or 58.4, the person to whom the information is disclosed will maintain the confidentiality of the information and will ensure that the information is destroyed or kept secure so that people who are not entitled to receive that information under these Undertakings are not able to access it.

59	Wholesale Unit’s Commercial Information

59.1	The Wholesale Unit (including its Employees, agents and contractors ) will not disclose Wholesale Unit Commercial Information in respect of a Relevant Wholesale Service to any other part of Telecom unless that information is also made available on an equal basis to all Eligible Service Providers in respect of that Relevant Service.

59.2	Notwithstanding clause 59.1, the Wholesale Unit may disclose Wholesale Unit Commercial Information to another part of Telecom where that disclosure:

(a)	relates to a Relevant Wholesale Service that the Wholesale Unit is not required to provide Service Providers with and that the Wholesale Unit is not providing to a Service Provider and has not yet decided to provide to Service Providers;

(b)	is necessary operationally to enable the Wholesale Unit to provide a Relevant Service in accordance with these Undertakings;

(c)	is made in order to transfer an order for a Relevant Service from the Wholesale Unit to the ANS Unit (or vice versa) in accordance with arrangements made to comply with clause 94; or

(d)	is permitted under clauses 90 or 100.

59.3	If Wholesale Unit Commercial Information is disclosed under clause 59.2(b) or 59.2(c), the person to whom the information is disclosed may disclose the information to another person only if disclosure:

(a)	by the Wholesale Unit to that other person would be permitted under clause 59.2; or

(b)	is otherwise permitted by these Undertakings.

59.4	Any person who receives Wholesale Unit Commercial Information under clause 59.3 may disclose that information to another person only if disclosure of the information to that other person would be permitted under clause 59.3. For the purposes of this clause 59, that other person will be deemed to have received the information under clause 59.3.

59.5	If Wholesale Unit Commercial Information is disclosed under clauses 59.2(b), 59.2(c), 59.3 or 59.4, the person to whom the information is disclosed will

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maintain the confidentiality of the information and will ensure that the information is destroyed or kept secure so that people who are not entitled to receive that information under these Undertakings are not able to access it.

60	Wholesale Unit’s incentive arrangements

60.1	All incentive remuneration for Employees working for the Wholesale Unit will reflect solely the objectives and performance of the Wholesale Unit and, if Telecom wishes, any other Telecom Business Unit (other than the ANS Unit) that manages the provision of wholesale services to Service Providers, and can include the personal performance of the Employees in their roles as Employees working for those units.

60.2	The remuneration for Employees working for the Wholesale Unit will not comprise any incentives that are directly or indirectly linked to Telecom’s overall performance.

60.3	Notwithstanding clauses 60.1 and 60.2, the long-term incentive and remuneration schemes for Employees working for the Wholesale Unit may include Telecom shares provided that:

(a)	the extent to which those schemes comprise Telecom shares is in accordance with the description in Schedule 5 (or any modification notified to the IOG in accordance with clause 60.3(c));

(b)	the proportion of Telecom shares is not higher than the proportion of Telecom shares for the equivalent schemes for Employees working for the Retail Units; and

(c)	Telecom notifies the IOG and the Commission of any changes to Schedule 5.

60.4	Notwithstanding clauses 60.1 and 60.2, the Manager of the Wholesale Unit or an Employee who reports directly to the Manager of the Wholesale Unit (other than an Employee who is responsible for Relevant Wholesale Services only) may receive incentive remuneration annually that depends on performance measures that relate to the performance of Telecom as a group in the relevant year, so long as the value of that incentive remuneration:

(a)	in the case of the Manager of the Wholesale Unit, is less than 50% of the value of his or her total annual incentive remuneration;

(b)	in the case of the Manager of the Wholesale Unit, is less than 30% of the value of his or her total annual remuneration including base salary and incentive remuneration;

(c)	in the case of an Employee who reports directly to the Manager of the Wholesale Unit (other than an Employee who is responsible for Relevant

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Services only), is less than 15% of the value of his or her total annual incentive remuneration;

(d)	in the case of an Employee who reports directly to the Manager of the Wholesale Unit (other than an Employee who is responsible for Relevant Services only), is less than 10% of the value of his or her total annual remuneration including base salary and incentive remuneration; and

(e)	complies with the incentive remuneration requirement in clause 60.5.

60.5	Telecom intends to build a dynamic wholesale services business that is focused on the needs of its customers who purchase Relevant Wholesale Services and other wholesale services, and is a driving force in the industry. Accordingly, for the purpose of clause 60.4, incentive remuneration that depends on performance measures that relate to the performance of Telecom as a group will be less than incentive remuneration that depends on performance measures that relate to the performance of the Wholesale Unit and if Telecom wishes, any other Telecom Business Unit (other than the ANS Unit) that manages the provision of wholesale services to Service Providers.

60.6	Clause 60.1 and 60.2 do not prevent:

(a)	Employees working for the Wholesale Unit from participating in Telecom’s group-wide Employee benefit arrangements that are not directly or indirectly linked to Telecom’s overall performance; or

Example Employees working for the Wholesale Unit may purchase discounted health insurance arranged by Telecom and offered to all Telecom Employees.

(b)	Employees working for the Wholesale Unit who have previously worked for another part of Telecom from retaining any incentive remuneration or entitlement received as a result of his or her work for the other part of Telecom.

60.7	For the avoidance of doubt, an Employee who reports directly to the Manager of the Wholesale Unit and who is only responsible for Relevant Wholesale Services must not receive any incentive remuneration that depends on performance measures that relate to the performance of Telecom as a group.

60.8	Telecom will ensure that the use of incentive remuneration that depends on performance measures that relate to the performance of Telecom as a group in accordance with clause 60.4 does not undermine a robust operational separation of Telecom.

60.9	For the avoidance of doubt, for the purpose of determining compliance with clauses 60.4 and 60.5:

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(a)	the value of any Telecom shares offered to any Employee in accordance with clause 60.3 will be determined at the date of the offer to that Employee; and

(b)	the fact that incentive remuneration offered or received under clause 60.3 is denominated in Telecom shares does not of itself mean that such incentive remuneration is incentive remuneration that depends on performance measures that relate to the performance of Telecom as a group.

61	Accommodation for the Wholesale Unit

61.1	All Employees working for the Wholesale Unit will be located in access-controlled accommodation that is separately secured from the Retail Units.

61.2	Notwithstanding clause 61.1, an Employee working for the Wholesale Unit is not required to be located in access-controlled accommodation that is separately secured from the Retail Units if:

(a)	the Employee works in a place where the Wholesale Unit does not have a significant number of Employees; and

(b)	the Commission has agreed, on application by Telecom, that:

(i)	it would be impractical or unreasonably expensive to comply with the requirement in clause 61.1 in relation to that Employee; and

(ii)	appropriate alternative procedures are in place in relation to the Employee in order to ensure compliance with the Arm’s-Length Rules that apply to the Wholesale Unit.

62	Employees working for the Wholesale Unit

62.1	The Employees referred to in clause 62.2 will be either:

(a)	Employees who work solely for the Wholesale Unit; or

(b)	Employees who work solely for the Wholesale Unit and any other Telecom Business Unit (other than the ANS Unit) that manages the provision of wholesale services to Service Providers.

62.2	The Employees are:

(a)	all Employees who are directly involved in the management of the planning, design, implementation, and in-life service management of Relevant Wholesale Services except to the extent that:

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(i)	these functions are carried out by a Retail Unit by virtue of the fact that the Resale Services that are Relevant Wholesale Services are based on a corresponding retail service; and

(ii)	those persons work for Shared Services;

(b)	all Employees who are directly involved in providing a wholesale sales function in respect of Relevant Wholesale Services except to the extent that those persons work for the ANS Unit and are involved with the provision of this sales function in order to comply with arrangements made in accordance with clause 94; and

(c)	the managers of the Employees referred to in paragraphs 62.2(a) and (b) (other than, for the avoidance of doubt, Employees working for a Retail Unit, Shared Services or the ANS Unit), up to and including the Manager of the Wholesale Unit.

62.3	Clause 62.1 does not prevent the Wholesale Unit from doing technical or operational work for Retail Units in accordance with clause 54.2.

63	Legal and regulatory Employees working for Wholesale Unit

63.1	Only the following Employees will be directly involved in providing legal or regulatory advice to the Wholesale Unit in respect of Relevant Wholesale Services:

(a)	Employees of Telecom working solely for the Wholesale Unit;

(b)	Employees of Telecom working solely for the Wholesale Unit and any other Telecom Business Unit (other than the ANS Unit and the Retail Units); or

(c)	Employees of Telecom working solely for Group Legal Services or Group Regulatory.

63.2	Group Legal Services and Group Regulatory will operate as follows to the extent that its members are directly involved in providing legal or regulatory advice to the Wholesale Unit in respect of Relevant Wholesale Services:

(a)	all Employees of Group Legal Services and Group Regulatory who are directly involved in providing legal or regulatory advice to the Wholesale Unit in respect of Relevant Wholesale Services will be primarily accountable to the Manager of the Wholesale Unit for the advice that they provide to the Wholesale Unit; and

(b)

strict Chinese walls will be maintained between Employees directly involved in providing legal or regulatory advice in respect of Relevant Wholesale Services-related issues to the Wholesale Unit and Employees

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who provide advice to a Retail Unit on the same or a related issue, including a rule that legal and regulatory staff that advise one of those units on an issue in respect of Relevant Wholesale Services cannot also advise the other unit on that issue or any related issue.

64	Telecom will maintain DSPL and RSPL

64.1	Telecom will maintain and update DSPL and RSPL in accordance with the terms of the Commission’s Wholesale Determinations as if all of the Commission’s Wholesale Determinations were still in force, subject to any amendments agreed between the parties to those determinations and subject to Telecom’s right to exclude replacement and successor services in accordance with clause 45.2(b)(iii).

64.2	The requirement in clause 64.1 includes an obligation on Telecom to have DSPL and RSPL audited.

64.3	To avoid doubt, this clause only requires DSPL and RSPL to be maintained for the purposes of these Undertakings and does not have the effect of bringing back into force any Commission Wholesale Determination that has expired.

64.4	Before 31 December 2008, the Wholesale Unit will launch a comprehensive consultation programme with Service Providers on the likely impact of clause 45.2(b)(iii) and any transitional arrangements Telecom might put in place to manage that impact.

64.5	If the Wholesale Unit proposes to withdraw or grandfather a Resale Service that will not be replaced or succeeded by another Resale Service because clause 45.2(b)(iii) applies, Telecom will:

(a)	give Eligible Service Providers in respect of that Resale Service at least 6 months’ prior notice of the withdrawal or grandfathering of that service;

(b)	continue to provide the Resale Service as if it had not been withdrawn or grandfathered for at least 3 months’ after the corresponding retail service is first withdrawn or grandfathered; and

(c)	if a Service Provider applies to the Commission for determination of the resale of a retail service that would, but for clause 45.2(b)(iii), have been a replacement or successor service of that Resale Service, or the Commission requests a standard terms proposal from Telecom for resale of that retail service, by the earlier of:

(i)	3 months after notification of the withdrawal or grandfathering of the Resale Service; or

(ii)	31 December 2010;

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continue to provide the Resale Service until the Commission has made a determination under section 27 of the Act or a Standard Terms Determination.

65	FTTP Access Services

65.1	The Wholesale Unit will provide a FTTP Access Service to the Retail Units and Service Providers in areas where Telecom has deployed an FTTP Access Network Architecture.

65.2	As soon as practicable after the Approval Date, the Wholesale Unit will consult with the Retail Units and Service Providers on the exact nature and design of the FTTP Access Service and the date on which it will be made available to Service Providers and the Retail Units.

65.3	The Wholesale Unit will provide the FTTP Access Service on commercial terms in accordance with the non-discrimination undertaking in clause 56.

65.4	For the avoidance of doubt, nothing in these Undertakings requires the Wholesale Unit to provide a FTTP Access Service to a Service Provider if the Service Provider refuses to provide Telecom with a similar service in any part of New Zealand where the Service Provider is capable of providing Telecom with a service that is materially the same as Telecom’s FTTP Access Service and:

(a)	there are no differences between Telecom and the Service Provider that objectively justify the Service Provider refusing to provide the similar service to Telecom. For the avoidance of doubt, differences that are a result of the geographic location, scale or scope of the Service Provider’s FTTP Network Access Architecture or the Service Provider will not be considered to objectively justify a Service Provider’s refusal to provide a similar service;

(b)	Telecom agrees to be provided with the similar service on materially similar terms and conditions;

(c)	Telecom has requested in writing to be provided with the similar service; and

(d)	it is in keeping with these Undertakings.

65.5	Any FTTP Access Service that Telecom has agreed to provide to a Service Provider at the Approval Date:

(a)	is not the FTTP Access Service for the purpose of clause 65.1; and

(b)	can continue to be offered by Telecom irrespective of any requirements of this clause 65.

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Example At the Approval Date Telecom will have agreed to provide an FTTP Network Access Service in a few fibre-only subdivisions.

At the Approval Date Telecom will have agreed to provide an FTTP Network Access Service in a few fibre-only subdivisions.

66	Service IP Interconnection consultation

66.1	Service IP Interconnection is, in general terms, the exchange of service level traffic between a Service Provider’s NGN and Telecom’s NGN for the purpose of ensuring service completion for IP-based services. The approach to Service IP Interconnection, including IP peering arrangements, remains the subject of industry discussion in New Zealand and internationally.

66.2	As soon as practicable after Separation Day, the Wholesale Unit (which has traditionally had a role in facilitating service level interconnection with Telecom’s Fixed PSTN) will undertake a comprehensive consultation process with Service Providers about, as a minimum, the following matters:

(a)	the approach to Service IP Interconnection between Service Provider’s NGN networks and Telecom’s NGN network for conversational IP voice services which originate in one party’s network and terminate in another’s, including the development of an IP Interconnection for Voice Service;

(b)	whether it is appropriate for additional elements of Service IP Interconnection for conversational IP voice services to be made a Relevant Wholesale Service and, if so, how the Arm’s-Length Rules should be applied to that additional Relevant Wholesale Service;

(c)	the process for transitioning from service level Fixed PSTN interconnection for voice services to Service IP Interconnection for voice services including the possible use of interim service level Fixed PSTN to IP NGN interconnection arrangements;

(d)	the introduction of Service IP Interconnection between Service Provider’s NGN networks and Telecom’s NGN network for the linking of End-Users’ virtual private networks including the development of an IP Interconnection for Virtual Private Network Service; and

(e)	whether it is appropriate for additional elements of Service IP Interconnection for the linking of End-Users’ virtual private networks to be made a Relevant Wholesale Service and, if so, how the Arm’s-Length Rules should be applied to that additional Relevant Wholesale Service.

This consultation will take into account evolving international standards and international best practice on these matters.

66.3	The scope of the consultation regarding the interconnection services described in clauses 66.2(a) and (d) will, at a minimum, include:

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(a)	service definitions;

(b)	commercial model;

(c)	technical standards;

(d)	operational standards; and

(e)	timetable for service introduction.

66.4	The Wholesale Unit will endeavour to get the Telecommunications Carriers Forum (“TCF”) to agree to facilitate the consultation process required by clauses 66.2 and 66.3 and will by 4 April 2008 present a comprehensive Service IP Interconnection Consultation Project Proposal (“Consultation Proposal”) to the TCF Board requesting the establishment of a working party to be the vehicle for the consultation. The Consultation Proposal will comply with all applicable TCF practices regarding project proposals and the formation and operation of working parties and will specify, at a minimum, the following elements:

(a)	the subjects to be consulted on, which will include those required by clauses 66.2 and 66.3;

(b)	that the target deliverables of the Consultation Proposal will be:

(i)	an interim report to the TCF’s Board prior to 31 December 2008;

(ii)	a final report to the TCF’s Board prior to 31 July 2009; and

(c)	that participation will be open to all interested Service Providers;

(d)	that the working party will operate with an independent chair; and

(e)	that the Commission and Ministry of Economic Development will be invited to participate in any manner they deem appropriate.

66.5	If the TCF agrees to facilitate the consultation process in the manner contemplated by clause 66.4, then following delivery of the interim report referred to in 66.4(b)(i), the Wholesale Unit will, by 1 February 2009, develop and publish on the Wholesale Unit’s Internet website a plan for delivery of the IP Interconnection for Voice Service and IP Interconnection for Virtual Private Network Service.

66.6	If as part of the consultation process required by clauses 66.2 and 66.3 the Wholesale Unit and Service Providers agree:

(a)	that it is appropriate for additional elements of Service IP Interconnection for conversational IP voice services or the linking of End-

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Users’ virtual private networks to be made a Relevant Wholesale Service; and

(b)	how the Arm’s-Length Rules should be applied to that additional Relevant Wholesale Service,

then Telecom will notify the Minister of the things that were agreed and endeavour to agree a variation to the Undertakings to reflect those things in accordance with sections 69T to 69X of the Act.

66.7	Following completion of the consultation process required by clauses 66.2 and 66.3 the Wholesale Unit will, by 31 August 2009, develop and publish on the Wholesale Unit’s Internet website a plan for addressing the matters listed in clause 66.3.

66.8	Where the Wholesale Unit provides Service IP Interconnection to Service Providers, it will do so on commercial terms that are fair and reasonable in the circumstances.

66.9	For the avoidance of doubt, nothing in these Undertakings requires:

(a)	Telecom to provide Service IP Interconnection to a Service Provider if the Service Provider refuses to provide Telecom with a similar service on commercial terms that are fair and reasonable in the circumstances; or

(b)	a particular industry-wide approach to Service IP Interconnection.

66.10	The TCF, the Ministry of Economic Development and the Commission can, at their discretion, determine what role they wish to take in the Service IP Interconnection consultation process to be undertaken by the Wholesale Unit under this clause.

67	NGN consultation

Before Separation Day, the Wholesale Unit will establish a comprehensive industry-wide NGN consultation programme.

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PART 6: RETAIL UNITS

68	Outline of Part 6

68.1	This Part contains further undertakings that apply specifically to the one or more business units referred to in section 69D(1)(a)(iii) of the Act that must provide one or more other functions.

68.2	The undertakings in this Part only apply to a unit or units referred to in section 69D(1)(a)(iii) of the Act that provide a retail function, which are together called the Retail Units in these Undertakings.

69	Retail Units need not control any specific assets or provide any specific services

These Undertakings do not require the Retail Units to:

(a)	control any specific assets; or

(b)	provide any specific services.

70	Retail Units will act at arm’s-length from Telecom Fixed Network Business Units

70.1	In respect of Relevant Services, the Retail Units will operate at arm’s-length from each Telecom Fixed Network Business Unit.

70.2	The Retail Units will:

(a)	have relationships, dealings, and transactions with any Telecom Fixed Network Business Unit in respect of Relevant Services that do not include elements that parties in their respective positions would usually omit, and that do not omit elements that parties in their respective positions would usually include, if:

(i)	the parties were acting independently;

(ii)	the parties were acting at arm’s-length; and

(b)	in respect of Relevant Services, comply with the other Arm’s-Length Rules that apply to the Retail Units.

71	Employees working for the Retail Units may not work for certain other units

71.1	No Employee working for a Retail Unit may work for any Telecom Fixed Network Business Unit.

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71.2	Clause 71.1 does not prevent the Retail Unit from doing technical or operational work for a Telecom Fixed Network Business Unit where:

(a)	the Retail Unit and the Telecom Fixed Network Business Unit have entered into a written agreement for the Retail Unit to do that work on commercial terms;

(b)	the agreement and the work covered by the agreement comply with the Arm’s-Length Rules and do not circumvent the intent of these Undertakings; and

(c)	Telecom provides a copy of the written agreement to the IOG as soon as practicable after the agreement has been entered into, and after there has been any material change to the agreement.

72	Retail Units will not influence Commercial Policy of Telecom Fixed Network Business Units

72.1	The Retail Units and all their Employees, agents and contractors will not influence or attempt to influence Commercial Policy in respect of Relevant Services of any Telecom Fixed Network Business Unit, except through mechanisms and processes that are also available to all Eligible Service Providers of that Relevant Service on an equal basis.

72.2	For the avoidance of doubt, the provision of information and advice by the Retail Units (including their Employees, agents and contractors) in relation to retail services on which Resale Services are based, including:

(a)	price changes;

(b)	service change, grandfathering or withdrawal notifications;

(c)	technical provision details; and

(d)	terms and conditions, policies, user guides, collateral, business rules or service delivery rules;

is not influencing or an attempt to influence the Commercial Policy of a Telecom Fixed Network Business Unit in respect of Resale Services that are Relevant Wholesale Services.

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PART 7: TELECOM FIXED NETWORK BUSINESS UNITS

73	Outline of Part 7

73.1	This Part contains further undertakings that apply specifically to the Telecom Fixed Network Business Units other than the ANS Unit or the Wholesale Unit (if any).

73.2	In this Part, Telecom Fixed Network Business Unit means a Telecom Fixed Network Business Unit other than the ANS Unit or the Wholesale Unit.

74	Employees working for Telecom Fixed Network Business Units may not work for the Retail Units

74.1	No Employee working for any Telecom Fixed Network Business Unit may work for a Retail Unit.

74.2	For the avoidance of doubt, nothing in clause 74.1 prevents a Telecom Fixed Network Business Unit from doing work:

(a)	that is the responsibility of that Telecom Fixed Network Business Unit and is being carried out for the benefit of the Retail Unit; or

Example

A Telecom Fixed Network Business Unit may be responsible for:

(a)       some part of the provisioning process for a retail service provided by a Retail Unit; or

(b)      building functionality that a Retail Unit uses to provide a retail service that consumes the Wholesale Unit BUBA input service

In both cases, Employees working for a Telecom Fixed Network Business Unit can provide these services.

(b)	that is technical or operational work for a Retail Unit where:

(i)	the Telecom Fixed Network Business Unit and the relevant Retail Unit have entered into a written agreement for the Telecom Fixed Network Business Unit to do that work:

(ii)	the written agreement and the work covered by the agreement do not circumvent the intent of these Undertakings; and

(iii)	Telecom provides a copy of the written agreement to the IOG as soon as practicable after the agreement has been entered into, and after there has been any material change to the agreement.

75	Telecom Fixed Network Business Unit’s Customer Confidential Information

75.1	Each Telecom Fixed Network Business Unit (including its Employees, agents and contractors) will not disclose that unit’s Customer Confidential Information

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to the Retail Units unless the Service Provider to which the information relates consents.

75.2	Notwithstanding clause 75.1, a Telecom Fixed Network Business Unit may disclose its unit’s Customer Confidential Information to a Retail Unit where that disclosure is necessary operationally to enable the Telecom Fixed Network Business Unit to participate in the provision of a Relevant Service in accordance with these Undertakings.

75.3	If a Telecom Fixed Network Business Unit’s Customer Confidential Information is disclosed under clause 75.2, the person to whom the information is disclosed may disclose the information to another person in a Retail Unit only if disclosure:

(a)	by the Telecom Fixed Network Business Unit to that other person would be permitted under clause 75.2; or

(b)	is otherwise permitted by these Undertakings.

75.4	Any person who receives a Telecom Fixed Network Unit’s Customer Confidential Information under clause 75.3 may disclose that information to another person only if disclosure of the information to that other person would be permitted under clause 75.3. For the purposes of this clause 75, that other person will be deemed to have received the information under clause 75.3.

75.5	If a Telecom Fixed Network Business Unit’s Customer Confidential Information is disclosed under clauses 75.2, 75.3 or 75.4, the person to whom the information is disclosed will maintain the confidentiality of the information and will ensure that the information is destroyed or kept secure so that people who are not entitled to receive that information under these Undertakings are not able to access it.

76	Telecom Fixed Network Business Unit’s Commercial Information

76.1	Each Telecom Fixed Network Business Unit (including its Employees, agents and contractors) will not disclose that unit’s Commercial Information in respect of a Relevant Service to the Retail Units unless that information is also made available to all Eligible Service Providers on an equal basis.

76.2	Notwithstanding clause 76.1, a Telecom Fixed Network Business Unit may disclose its Commercial Information to a Retail Unit if the information:

(a)	relates to a Relevant Service that Telecom is not required to provide Service Providers with and that Telecom is not supplying to a Service Provider and has not yet decided to provide to Service Providers; or

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(b)	is necessary operationally to enable the Telecom Fixed Network Business Unit to participate in the provision of a Relevant Service in accordance with these Undertakings.

76.3	If a Telecom Fixed Network Business Unit’s Commercial Information is disclosed under clause 76.2(b), the person to whom the information is disclosed may disclose the information to another person in a Retail Unit only if disclosure:

(a)	by the Telecom Fixed Network Business Unit to that other person would be permitted under clause 76.2; or

(b)	is otherwise permitted by these Undertakings.

76.4	Any person who receives Telecom Fixed Network Business Unit Commercial Information under clause 76.3 may disclose that information to another person only if disclosure of the information to that other person would be permitted under clause 76.3. For the purposes of this clause 76, that other person will be deemed to have received the information under clause 76.3.

76.5	If a Telecom Fixed Network Business Unit’s Commercial Information is disclosed under clauses 76.2(b), 76.3 or 76.4, the person to whom the information is disclosed will maintain the confidentiality of the information and will ensure that the information is destroyed or kept secure so that people who are not entitled to receive that information under these Undertakings are not able to access it.

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PART 8: ENFORCEMENT AND OVERSIGHT FOR COMPLIANCE WITH SEPARATION PLAN

77	Establishment of the Independent Oversight Group

Telecom will establish an Independent Oversight Group consisting of 5 members.

78	Appointment of members of the IOG

78.1	The Board will appoint the members of the IOG, with the majority of members being independent of Telecom.

78.2	The Board will appoint one of the independent members of the IOG to be the Chairperson of the IOG.

78.3	When appointing IOG members under clause 78.1, the Board:

(a)	will not appoint an Employee who works for the ANS Unit, the Wholesale Unit, or a Retail Unit;

(b)	will not appoint any person as an independent member who has a material conflict of interest; and

(c)	will consult with the Commission:

(i)	on the appropriate skills mix for the IOG; and

(ii)	before appointing the chairperson and other independent members.

78.4	For the purpose of deciding whether a person has a material conflict of interest, the Board will have regard to whether the person is:

(a)	an Employee, or has recently been an Employee;

(b)	a director or senior executive of another telecommunications provider;

(c)	a partner or senior executive of any firm, company, or other organisation providing services to Telecom or any other telecommunications provider;

(d)	an employee of the Commission; or

(e)	a material shareholder in Telecom or in any other telecommunications provider.

78.5	The Board can remove members of the IOG. However, before the Board removes a member of the IOG, it will first consult with the Commission.

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79	Functions of the IOG

79.1	Telecom will establish terms of reference for the IOG that provide for the IOG to have the following functions in respect of these Undertakings:

(a)	those in clause 84 in respect of key performance indicators, and codes of conduct for Employees, independent contractors performing the role of an Employee, the CEO and the Board and:

(i)	recommending those indicators and codes to the Board, if the final product of the consultation process under that clause is satisfactory to the IOG;

(ii)	reviewing performance against those indicators and codes, and recommending changes to those indicators and codes; and

(b)	processing complaints about compliance with these Undertakings;

(c)	requesting information and carrying out any investigations to assess compliance with these Undertakings;

(d)	requesting the Support Office to carry out any investigations to assess compliance with these Undertakings;

(e)	reviewing reports prepared in accordance with these Undertakings by the Support Office;

(f)	being kept informed of service-level agreements in respect of Relevant Services set by Telecom and reviewing Telecom’s performance against those agreements;

(g)	reviewing the provision of Relevant Services internally to Telecom Business Units in accordance with these Undertakings;

(h)	reviewing the process of making, considering, advising, and implementing decisions under clause 41 and reviewing whether requests have been dealt with in accordance with that process;

(i)	reviewing any documentation that these Undertakings require to be supplied to the IOG and investigating whether that documentation shows that there has been a breach of these Undertakings;

(j)	reporting to the Board as soon as is reasonably practicable after the IOG becomes aware of any of Telecom’s actions or omissions that, in the IOG’s opinion, may become issues of concern in terms of compliance with these Undertakings;

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(k)	reporting to the Board and the Commission:

(i)	as soon as is reasonably practicable after the IOG becomes aware of any non-trivial breach of these Undertakings;

(ii)	on a regular basis, at times agreed with Telecom, on Telecom’s compliance with these Undertakings;

(iii)	annually, in an annual review of Telecom’s compliance with these Undertakings; and

(l)	making, subject to clause 86, each of its annual reports, and any other report or document that the IOG chooses to publish, available on an Internet website that is available to the public at all reasonable times; and

(m)	every other function contemplated for the IOG in these Undertakings.

79.2	The terms of reference established by Telecom under clause 79.1 will provide for the IOG to have the powers necessary to perform the functions listed in clauses 79.1(a) to (m).

80	Funding and support of the IOG

80.1	Telecom will:

(a)	fully fund the IOG in its performance of the functions in clause 79;

(b)	pay each member of the IOG who is appointed to a paid position;

(c)	reimburse each member of the IOG for actual and reasonable travelling and other expenses incurred in carrying out his or her office as a member;

(d)	organise and pay for professional indemnity insurance for each member of the IOG, if requested by the member;

(e)	prepare any reports that the IOG may reasonably require in relation to Telecom’s compliance with these Undertakings;

(f)	ensure that the IOG has access to the Employees, any independent contractor performing the role of an Employee, and information that the IOG may reasonably request;

(g)	ensure, subject to clause 86, that every report prepared by Telecom for the IOG or by the IOG under these Undertakings is made available to the public at all reasonable times on Telecom’s Internet website if the report relates to:

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(i)	a breach of these Undertakings under clause 79.1(k)(i);

(ii)	codes of conduct for Employees, independent contractors performing the role of an Employee, the CEO and the Board in relation to these Undertakings; or

(iii)	key performance indicators that relate to these Undertakings; and

(h)	use its best endeavours to provide whatever other assistance the IOG may reasonably require in the performance of its functions.

81	Establishment of the Support Office

Telecom will establish a support office that will assist the IOG in the performance of its functions.

82	Employment of staff for the Support Office

Telecom will employ sufficient staff for the Support Office, and provide other resources as necessary, to:

(a)	enable the Support Office to operate at a level that meets the reasonable requirements of the IOG; and

(b)	ensure that the Support Office is able to operate with a sufficient level of independence from Telecom.

83	Funding and support for the Support Office

Telecom will fully fund the Support Office and use its best endeavours to provide whatever assistance the Support Office may reasonably require in the performance of its functions.

84	Performance measures and other checks of compliance with Undertakings

84.1	Telecom will, in consultation with the IOG:

(a)	prepare key performance indicators related to compliance with these Undertakings and progress towards compliance, and Telecom will have those indicators considered by the IOG; and

(b)	prepare codes of conduct for Employees and independent contractors performing the role of an Employee, the CEO and the Board and have those codes considered by the IOG.

84.2	Telecom will:

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(a)	provide additional information to the IOG and the Commission to demonstrate compliance with these Undertakings, as reasonably requested by the IOG or the Commission, including preparing reports or other information related to compliance that are reasonably requested by the IOG or the Commission; and

(b)	use its best endeavours to assist the IOG in conducting an annual review of Telecom’s compliance with these Undertakings.

84.3	Any information referred to in clause 84.2(a) will be:

(a)	provided in the manner and form required by the IOG and the Commission;

(b)	provided within the timeframe that is specified by the IOG and the Commission; and

(c)	where requested by the IOG, requested in accordance with a process agreed by Telecom and the IOG in order to ensure that requests are directed to the most appropriate contact person within Telecom who can best facilitate the provision of correct information in a timely manner.

85	Audit

85.1	Telecom will appoint independent external auditors and pay for an independent external audit of the IOG’s annual report.

85.2	For the purpose of clause 85.1, the appointment of the auditor and the terms of appointment for the auditor are subject to the approval of the Commission, and the terms of appointment will place the auditor under a duty of care to the Commission.

85.3	Telecom will, subject to clause 86, make each report of the auditor provided in accordance with clause 85.1 available on an Internet website that is available to the public at all reasonable times.

86	Reports containing confidential or commercially sensitive information

Telecom or the IOG may remove from any report that is made available to the public under clauses 79.1(l), 80.1(g) or 85.3 any information that the IOG agrees is confidential or commercially sensitive information that can be removed, provided that a full version of the report, including that information, is provided to the IOG, the Commission, and the Minister.

87	Confidentiality

87.1	Except where specifically stated otherwise, or as required by law, all reports, documents and information provided by Telecom to the IOG, the Commission

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or the Minister in relation to these Undertakings are the property of Telecom and must be kept confidential and may only be used by the IOG or Commission for the purpose of performing their proper functions in respect of these Undertakings.

87.2	Telecom and the IOG may agree and implement an information sharing protocol to aid in maintaining the status and confidentiality of information that may be provided to the IOG.

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PART 9: PARTICIPATION IN POLICY AND DISCLOSURE OF CERTAIN INFORMATION

88	General rules applicable to all Employees

88.1	The Board, CEO and Employees will act in a way that gives effect to these Undertakings.

88.2	Employees will not, in doing or omitting to do anything in respect of a Relevant Service, discriminate in favour of one Required Telecom Business Unit (or its customers, End-Users, suppliers, or Employees) at the expense of another Required Telecom Business Unit (or its customers, End-Users, suppliers, or Employees) except as otherwise permitted in these Undertakings.

88.3	To avoid doubt, clause 88.2 does not prevent:

(a)	an Employee working for a Required Telecom Business Unit from discriminating in favour of that unit; and

(b)	an Employee who does not work for a Required Telecom Business Unit from making recommendations in their role as advisors to the Board or CEO, providing information or advice to Telecom Business Units (in a manner that complies with clause 89) or making decisions in what the Employee reasonably believes is in the best interests of Telecom as a whole, irrespective of whether it results or could result in different consequences for different Required Telecom Business Units.

88.4	No Employee, other than an Employee working for the ANS Unit, will, in respect of Relevant Network Access Services that the ANS Unit provides Service Providers with or, subject to clause 88.7, Relevant Network Access Services that the ANS Unit has decided to provide Service Providers with but is not currently providing to them (“upcoming ANS Unit services”):

(a)	except through mechanisms and processes that are also available to all Eligible Service Providers in respect of those Relevant Network Access Services on an equal basis, directly or indirectly participate in the ANS Unit’s formulation or making of:

(i)	the annual and long-term corporate plans and technology plans of the ANS Unit to the extent they relate to those Relevant Network Access Services;

(ii)	other significant plans of the ANS Unit to the extent they relate to those Relevant Network Access Services;

(iii)	the Commercial Policy of the ANS Unit in respect of those Relevant Network Access Services; or

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(b)	be permitted to have access to ANS Unit Commercial Information in respect of a Relevant Network Access Service unless that information is also made available to all Eligible Service Providers of the Relevant Network Access Service on an equal basis; or

(c)	be permitted to have access to ANS Unit Customer Confidential Information in relation to a Relevant Network Access Service unless the Service Provider to which the information relates consents.

88.5	No Employee, other than an Employee working for the Wholesale Unit, will in respect of Relevant Wholesale Services that the Wholesale Unit provides Service Providers with or, subject to clause 88.8, Relevant Wholesale Services that the Wholesale Unit has decided to provide Service Providers with but is not currently providing to them (“upcoming Wholesale Unit services”):

(a)	except through mechanisms and processes that are also available to all Eligible Service Providers in respect of those Relevant Wholesale Services on an equal basis, directly or indirectly participate in the Wholesale Unit’s formulation or making of:

(i)	the annual and long-term corporate plans and technology plans of the Wholesale Unit to the extent they relate to those Relevant Wholesale Services;

(ii)	other significant plans of the Wholesale Unit to the extent they relate to those Wholesale Relevant Services;

(iii)	the Commercial Policy of the Wholesale Unit in respect of those Relevant Wholesale Services; or

(b)	be permitted to have access to Wholesale Unit Commercial Information in respect of a Relevant Wholesale Service unless that information is also made available to all Eligible Service Providers of the Relevant Wholesale Service on an equal basis; or

(c)	be permitted to have access to Wholesale Unit Customer Confidential Information in relation to a Relevant Wholesale Service unless the Service Provider to which the information relates consents.

88.6	For the avoidance of doubt, clauses 88.4(a) and 88.5(a) do not limit Telecom from setting commercial policy of general application across Telecom which it is appropriate to set centrally. Telecom will provide the IOG with an updated register identifying commercial policy of general application across Telecom that could materially impact on the provision of Relevant Services every 6 months commencing on 1 July 2008, and will make any commercial policy of general application across Telecom available on request to the IOG.

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88.7	For the purpose of clause 88.4, any Service Provider who the ANS Unit reasonably anticipates will seek access to an upcoming ANS Unit service will be an Eligible Service Provider for the purpose of that service.

88.8	For the purpose of clause 88.5, any Service Provider who the Wholesale Unit reasonably anticipates will seek access to an upcoming Wholesale Unit service will be an Eligible Service Provider for the purpose of that service.

88.9	This clause 88 is subject to the exceptions set out in these Undertakings including (without limitation):

(a)	clause 7 (which relates to the role of the Board and the CEO);

(b)	clauses 33, 58 and 75.2 (which allows disclosure of ANS Unit and Wholesale Unit Customer Confidential Information in certain circumstances);

(c)	clauses 34, 59 and 76.2 (which allows disclosure of ANS Unit and Wholesale Unit Commercial Information in certain circumstances);

(d)	clause 88.6 (which allows Telecom to set commercial policy of general application across Telecom); and

(e)	clauses 89 to 91 (which allows for Part A Persons to Participate in Policy, for Part B Persons to access Commercial Information, and for Part C Persons to access Customer Confidential Information in certain circumstances).

89	Rules for Part A Persons in relation to Participation in Policy

89.1	Part A Persons may Participate in Policy made or formulated by the ANS Unit by:

(a)	recommending to the Board or the CEO to direct the ANS Unit; or

(b)	providing information (but not advice or instruction) to the ANS Unit in response to a request from the ANS Unit for that information in order to assist the ANS Unit in making its own decision.

89.2	Any Participation in Policy under clause 89.1:

(a)	will be no more than is reasonable and necessary to enable the Part A Person to perform their role;

(b)	will be transparent to the IOG by either:

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(i)	if the Board or CEO accepts a recommendation to direct the ANS Unit under clause 89.1(a), the Board or CEO complying with clause 7 (to the extent that clause 7 applies to that direction);

(ii)	if information provided under clause 89.1(b) is intended or likely to encourage the ANS Unit to take a materially different approach to a significant matter, or otherwise materially influence the content or shape of the relevant policy, recording that information in writing and making it available to the IOG on request by the IOG; and

(c)	in respect of the Executive, excludes participation by any member of the Executive who manages the Wholesale Unit, a Retail Unit or another Telecom Fixed Network Business Unit (other than the ANS Unit). For the avoidance of doubt, this means that an Executive Member who manages the Wholesale Unit, a Retail Unit or another Telecom Fixed Network Business Unit (other than the ANS Unit) cannot Participate in Policy of the ANS Unit.

89.3	Part A Persons may Participate in Policy made or formulated by the Wholesale Unit by:

(a)	recommending to the Board or the CEO to direct the Wholesale Unit; or

(b)	providing information (including advice but not instruction) to the Wholesale Unit.

89.4	Any Participation in Policy under clause 89.3:

(a)	will be no more than is reasonable and necessary to enable the Part A Person to perform their role;

(b)	will be transparent to the IOG by either:

(i)	if the Board or CEO accepts a recommendation to direct the Wholesale Unit under clause 89.3(a), the Board or CEO complying with clause 7 (to the extent that clause 7 applies to that direction);

(ii)	if information provided under clause 89.3(b) is intended or likely to cause the Wholesale Unit to take a materially different approach to a significant matter, or otherwise materially influence the content or shape of the relevant policy, recording that information in writing and making it available to the IOG on request by the IOG; and

(c)	in respect of the Executive, excludes participation by any member of the Executive who manages the ANS Unit or a Retail Unit. For the avoidance

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of doubt, this means that an Executive Member who manages the ANS Unit or a Retail Unit cannot Participate in Policy of the Wholesale Unit.

89.5	For the avoidance of doubt, clause 89 does not limit:

(a)	Part A Persons from participating in the business of the ANS Unit or the Wholesale Unit if that participation is not Participation in Policy; or

(b)	the duties or roles of the Manager of the ANS Unit in respect of the ANS Unit, the Manager of the Wholesale Unit in respect of the Wholesale Unit and TCNZ’s directors, the CEO or the Board in accordance with clause 7.

90	Rules for Part B Persons in relation to Commercial Information

90.1	The ANS Unit or the Wholesale Unit may disclose Commercial Information of that unit to a Part B Person provided that:

(a)	the Part B Person has a legitimate need for the information; and

(b)	the disclosure is no more than is reasonable and necessary to enable that Part B Person to perform their role.

90.2	Clause 90.1 is subject to the following limitations:

(a)	the ANS Unit cannot disclose its Commercial Information to members of the Executive who manage the Wholesale Unit, a Retail Unit or another Telecom Fixed Network Business Unit (other than the ANS Unit) but can disclose summaries of ANS Unit Commercial Information to those members of the Executive; and

(b)	the Wholesale Unit cannot disclose its Commercial Information to members of the Executive who manage the ANS Unit or a Retail Unit but can disclose summaries of Wholesale Unit Commercial Information to those members of the Executive.

90.3	Any summaries of Commercial Information provided to a member of the Executive under Clause 90.2 will:

(a)	contain no more information than is reasonable and necessary to enable the Executive member to perform their role; and

(b)	be in a form that could not reasonably be expected to identify any customers or End-Users of a Service Provider.

90.4	If information is supplied under clause 90, the person to whom the information is disclosed will be required to maintain, and aid in maintaining, the confidentiality of the information, and not to disclose the information except as permitted under these Undertakings.

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90.5	For the avoidance of doubt, Part B Persons may receive any Commercial Information if that information is also made available to all Eligible Service Providers on an equal basis or as otherwise permitted by these Undertakings.

90.6	For the avoidance of doubt, a Part B Person can disclose Commercial Information to other Part B Persons in accordance with this clause 90.

91	Rules for Part C Persons in relation to Customer Confidential Information

91.1	The ANS Unit or the Wholesale Unit may disclose Customer Confidential Information of that unit to a Part C Person provided that:

(a)	the Part C Person has a legitimate need for the information; and

(b)	the disclosure is no more than is reasonable and necessary to enable that Part C Person to perform their role.

91.2	Clause 91.1 is subject to the following limitations:

(a)	the ANS Unit cannot disclose its Customer Confidential Information to members of the Executive who manage the Wholesale Unit, a Retail Unit or another Telecom Fixed Network Business Unit (other than the ANS Unit) but can disclose summaries of ANS Unit Customer Confidential Information to those members of the Executive; and

(b)	the Wholesale Unit cannot disclose its Customer Confidential Information to members of the Executive who manage the ANS Unit or a Retail Unit but can disclose summaries of Wholesale Unit Customer Confidential Information to those members of the Executive.

91.3	Any summaries of Customer Confidential Information provided to a member of the Executive under clause 91.2 will:

(a)	contain no more information than is reasonable and necessary to enable the Executive member to perform their role; and

(b)	be in a form that could not reasonably be expected to identify any customers or End-Users of a Service Provider.

91.4	If information is supplied under clause 91, the person to whom the information is disclosed will be required to maintain, and aid in maintaining, the confidentiality of the information, and not to disclose the information except as permitted under these Undertakings.

91.5	For the avoidance of doubt, a Part C Person can disclose Customer Confidential Information to other Part C Persons in accordance with this clause 91.

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PART 10: MISCELLANEOUS PROVISIONS

92	Amendments to Part A Persons, Part B Persons and Part C Persons and Shared Services

92.1	Telecom and the Commission may, by agreement, amend:

(a)	the contents of the lists of persons and functional groups referred to in Schedule 2; and

(b)	the definition of the roles of any of those persons or functional groups.

92.2	If amendments are made under clause 92.1, Telecom will make the amended information available on its Internet website that is available to the public at all reasonable times.

93	Certification by managers of Part A Persons, Part B Persons and Part C Persons that Undertakings complied with

The most appropriate senior manager (who must be a member of the Executive or a direct report of a member of the Executive) of each of the persons and functional groups referred to in Schedule 2 (but excluding the Board and the CEO) will certify to the Board annually that, to the best of their knowledge after making reasonable inquiry, they and the Employees working for their groups have complied with these Undertakings (except for any breaches that have been reported to the IOG and the Commission).

94	Consultation with Service Providers about which unit they prefer to deal with

94.1	As soon as practicable, Telecom will use its best endeavours to consult with all Service Providers who are Eligible Service Providers in respect of any Relevant Service about whether they would prefer to deal only with the ANS Unit or the Wholesale Unit in respect of all of the Relevant Services that the Service Provider purchases from Telecom and, if so, which unit.

94.2	If following consultation under clause 94.1, a significant number of Eligible Service Providers would prefer, Telecom will implement arrangements so that:

(a)	the ANS Unit or the Wholesale Unit, as the case may be, can take orders for Relevant Services and any other required information from Service Providers on behalf of the other unit and communicate with the Service Provider regarding the delivery of the order;

(b)	a Service Provider can choose to deal with only 1 unit for purchases of all Relevant Services where it predominantly purchases services from that unit and where, as a matter of convenience, it wishes to place all of its orders for Relevant Services with that unit; and

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(c)	if a Service Provider chooses to deal with only 1 unit, the Service Provider experiences no material disadvantage in terms of price, service, or quality as a result of that choice.

94.3	If following consultation under clause 94.1 a significant number of Eligible Service Providers do not prefer the option of dealing with only 1 unit, then the default option will be that:

(a)	the ANS Unit will provide a wholesale sales function for Relevant Network Access Services; and

(b)	the Wholesale Unit will provide a wholesale sales function for Relevant Wholesale Services.

94.4	If Telecom implements arrangements as described in clause 94.2(a):

(a)	the ANS Unit will still provide a wholesale sales function for Relevant Network Access Services;

(b)	the Wholesale Unit will still provide a wholesale sales function for Relevant Wholesale Services; and

(c)	a Service Provider who does not choose the option of dealing with only 1 unit as described in clause 94.2(b) may continue to separately deal with the ANS Unit to order Relevant Network Access Services and the Wholesale Unit to order Relevant Wholesale Services.

95	Force majeure

95.1	A “force majeure event” is any:

(a)	act of God, fire, earthquake, storm or flood;

(b)	strike, lockout, work stoppage or other labour hindrance;

(c)	explosion, collision or nuclear accident;

(d)	sabotage, riot, civil disturbance, insurrection, epidemic, national emergency (whether in fact or law) or act of war (whether declared or not);

(e)	the failure of any equipment, materials, services or supplies provided to Telecom by any other person;

(f)	unavoidable accident; or

(g)	other event beyond the reasonable control of Telecom; but

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does not include:

(h)	loss of supply of any essential services where such loss of supply is caused by Telecom’s action or negligence;

(i)	any event which Telecom could have prevented or overcome by the exercise of reasonable diligence and at reasonable cost; or

(j)	any lack of funds for any reason.

95.2	If Telecom fails, or believes it might fail, to meet an obligation under these Undertakings because of a force majeure event, it will:

(a)	give notice to the IOG and the Commission of the event and the likely effect of the event as soon as is reasonably practicable after it becomes aware of the event;

(b)	in the case of an anticipated failure, continue to meet the obligation for as long as possible; and

(c)	following the failure, do all it reasonably can to meet the obligation as soon as is practicable.

95.3	Telecom will not be in breach of these Undertakings if it fails to meet an obligation under these Undertakings to the extent that, and for as long as, such failure is the result of a force majeure event.

96	Telecom will establish arrangements to ensure compliance

96.1	TCNZ will:

(a)	establish arrangements to ensure that it and each of its Subsidiaries, and all of their officers, Employees, agents, and contractors, comply with these Undertakings, and with any documents or procedures that are required by, or necessary to give effect to, these Undertakings; and

(b)	provide evidence to the IOG of the steps that they have taken to comply with clause 96.1(a).

96.2	For the avoidance of doubt, nothing in these Undertakings requires Telecom to obtain the agreement of, or endeavour to procure, any contractor to act in the best interests of Telecom or any part of Telecom except to the extent that the contractor is acting as an agent of Telecom.

97	Undertakings do not limit outsourcing

97.1	Nothing in these Undertakings limits Telecom’s ability to contract with any other person to operate any of Telecom’s assets or to perform any of Telecom’s

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functions or to carry out any activities in respect of Relevant Services that would otherwise be carried out by Telecom, provided that:

(a)	Telecom will obtain the agreement of that other person necessary to ensure that the terms of the outsourcing subjects that other person to the same obligations as would be imposed on an Employee working for the Telecom Business Unit whose business is being outsourced; and

(b)	Telecom retains the ability to ensure that the way in which those assets are operated, functions are performed, or activities are carried out will not undermine a robust operational separation of Telecom.

97.2	For the avoidance of doubt:

(a)	these Undertakings do not prevent Telecom from using the same contractor or person to supply outsourced services to more than one Telecom Business Unit; and

(b)	clause 97.1 does not require Telecom to impose obligations on contractors that are fundamentally inconsistent with the nature of a contractor’s outsourced business, such as an obligation for individual persons to solely work for a Telecom Business Unit and have separate accommodation;

provided always that the terms of the outsourcing must require compliance with the rules under these Undertakings relating to the disclosure of Customer Confidential Information and Commercial Information.

Example

Telecom may outsource any of the functions referred to in clause 38 provided that it does so in a way that is consistent with the Arm’s-Length Rules.

98	Shared assets and systems

To avoid doubt, any Required Telecom Business Unit may share assets and systems with any other Telecom Business Unit, provided that the terms on which those assets or systems are shared comply with the requirements of these Undertakings.

99	Conditions on use of Shared Services

99.1	Any Required Telecom Business Unit can use Shared Services to carry out work that the unit is required to do under or in connection with these Undertakings.

99.2

If a Required Telecom Business Unit uses Shared Services to carry out any work that the unit is required to do under or in connection with these Undertakings, the unit will have arrangements in place to ensure that the terms

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on which it uses Shared Services complies with these Undertakings including ensuring that, when Shared Services does work for that Required Telecom Business Unit it is bound by the same rules under these Undertakings relating to the disclosure of Customer Confidential Information and Commercial Information as that unit.

100	Access Planners

100.1	For the purpose of this clause:

(a)	Access Planners means the small group of Employees working for the ANS Unit (at all times less than 20 persons unless the IOG agrees in writing otherwise) who perform the Access Planner Function; and

(b)	Access Planner Function means applying the Telecom fixed network group policies and investment tactics prepared by Group Technology in order to make day-to-day decisions, and co-ordinate day-to-day work, in relation to deployment or rearrangement of Telecom equipment in and connected to the Access Network for the purpose of ensuring the efficient and effective operation of the Telecom fixed network as a whole where:

(i)	those decisions are consistent with the ANS annual and long-term technology plans (or equivalent documents) and the applicable Telecom fixed network group policies and investment tactics; and

(ii)	the capital cost of the deployment or rearrangement of Telecom equipment subject to any decision (in terms of capital costs incurred or saved as a result of that deployment or arrangement) is not greater than $250,000 (or any greater amount agreed by the Commission).

100.2	To the minimum extent necessary to properly perform the Access Planner Function, Access Planners may in carrying out their function across the Telecom Fixed Network Business Units, access and use Commercial Information and Customer Confidential Information of, and balance the network interests of, those units.

100.3	In performing the Access Planner Function, Access Planners will not be considered to be influencing the Commercial Policy of the Wholesale Unit.

100.4	If Access Planners receive Wholesale Unit Commercial Information or Wholesale Unit Customer Confidential Information, they will be required to maintain the confidentiality of the information and may only disclose the information to another person if disclosure is otherwise permitted by these Undertakings.

100.5

The minor relaxations to the Arm’s-Length Rules for Access Planners under this clause are required to ensure that decisions within the scope of the Access Planner Function regarding the development of Telecom’s fixed network can be

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made in a co-ordinated manner to enable the efficient and effective operation of the Telecom fixed network as a whole.

101	Advisors

Telecom will ensure that its selection and appointment of advisors does not undermine a robust operational separation of Telecom.

102	Certification by Board, CEO, and managers of Required Telecom Business Units that Undertakings complied with

102.1	The Board will certify annually (by all directors signing personally or by another director appointed as his or her agent for this purpose) on behalf of TCNZ that, to the best of the directors’ knowledge after making reasonable inquiry, TCNZ and all its Subsidiaries have complied with these Undertakings (except for any breaches that have been reported to the IOG and the Commission).

102.2	Telecom will ensure that the following people certify annually to the Board that, to the best of their knowledge after making reasonable inquiry, they have complied with these Undertakings (except for any breaches that have been reported to the IOG and the Commission):

(a)	the CEO; and

(b)	the Manager of the ANS Unit, the Manager of the Wholesale Unit, the managers of the Retail Units, and the manager of any other Telecom Fixed Network Business Unit.

103	Whistleblowing

Telecom will establish a system to:

(a)	facilitate the disclosure and investigation of breaches of these Undertakings; and

(b)	enable Employees to report matters to the IOG, and to protect Employees who do so.

104	Statement of assets of ANS Unit as at 1 July 2008

104.1	Telecom will prepare a statement of the assets controlled by the ANS Unit as at 1 July 2008.

104.2	The statement prepared under clause 104.1 will:

(a)	be prepared in accordance with generally accepted accounting practice;

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(b)	be prepared in accordance with the same accounting policies as the accounts of Telecom; and

(c)	reconcile with the accounts of Telecom.

104.3	Telecom will appoint, and pay for, an independent external audit of the statement of assets prepared under clause 104.1.

104.4	No later than 1 October 2008, Telecom will provide the IOG, the Commission, and the Minister with:

(a)	copies of the statement of assets and the independent External Auditor’s report; and

(b)	full information setting out the methodologies used to prepare the statement of assets, which will include descriptions of any models used, and all assumptions and estimates that are necessary to provide assurance as to the robustness of the calculations made in preparing the statement, including identifying the owner of the assets.

104.5	For the avoidance of doubt, nothing in this clause affects Part 2B of the Act.

105	Inadvertent failure to comply with Arm’s-Length Rules and requirement for certain Employees to work for the ANS and Wholesale Units before 31 December 2008

105.1	This clause applies during the period beginning on the Separation Day and ending on 31 December 2008.

105.2	After being notified of any failure to comply with any of the Arm’s-Length Rules, or any requirement that a particular Employee working for the ANS Unit or the Wholesale Unit is required to comply with, Telecom will be allowed reasonable time to comply provided that:

(a)	Telecom has agreed with the Commission what a reasonable time would be in the circumstances;

(b)	Telecom takes all reasonable steps during that period to try to achieve compliance; and

(c)	the failure to comply was inadvertent.

105.3	If the requirements of clause 105.2 are met, Telecom will not be in breach of these Undertakings in relation to the failure to comply notified under clause 105.2.

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106	Failure to comply with these Undertakings

Telecom will not be in breach of these Undertakings in circumstances where Telecom fails to meet a requirement of these Undertakings and the failure to comply is trivial or de minimis.

107	Employees working for Telecom

107.1	Nothing in these Undertakings prevents an Employee working for one part of Telecom from ceasing work for that part and working for another part of Telecom, as long as clause 107.2 is complied with.

107.2	Telecom will:

(a)	ensure that any Employee who ceases to work for one part of Telecom and works for another part of Telecom remains bound by the requirements relating to disclosure of any Customer Confidential Information or Commercial Information to the extent that information is only known to them because he or she previously worked for another part of Telecom; and

(b)	not use clause 107.1 as a means of undermining a robust operational separation of Telecom.

108	Compliance with the law

Nothing in these Undertakings limits any obligation of Telecom, the Board, the CEO, an Employee, a Telecom agent or a Telecom contractor to comply with any law that is binding on, or applies to, that person or Telecom, or prevents such compliance.

109	Enforceability of these Undertakings

109.1	These Undertakings are not enforceable by any person other than in accordance with sections 69Q to 69S of the Act.

109.2	For the avoidance of doubt this clause does not limit the effect of section 69N of the Act.

110	TSO

Nothing in these Undertakings limits Telecom’s obligations under any TSO Instrument.

111	Review of Undertakings and Telecom’s performance

111.1	After 31 December 2009, Telecom may ask the Commission to undertake a review of, and provide a report to the Minister, copied to Telecom, on,

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Telecom’s performance under these Undertakings, and the workability of these Undertakings.

111.2	After 31 December 2011, Telecom may ask the Commission to undertake a review of, and provide a report to the Minister, copied to Telecom, on, Telecom’s performance in relation to its governance, information sharing, and policy participation reporting obligations under these Undertakings, including a recommendation on whether the governance, information sharing, and policy participation reporting obligations should be reduced.

112	Migration plans

Telecom will meet its obligations in the migration plans in Schedule 1, in accordance with the provisions of Schedule 1.

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SCHEDULE 1 - TRANSITION TO EQUIVALENCE

PART A: BINDING COMMITMENTS

1	GENERAL DEFINITIONS

1.1	In this Schedule 1, unless the context requires otherwise:

Basic UBA or BUBA means the unbundled bitstream access service called the Basic UBA Service in the UBA STD and:

(a)	includes that service as varied as a result of a review, clarification or amendment to the UBA STD; but

(b)	does not include any new unbundled bitstream access service that Telecom becomes required to provide under the UBA STD as a result of a review, clarification or amendment to the UBA STD;

B2B Gateway means an automated machine to machine interface between a Telecom Business Unit (that provides a Relevant Service) and Service Providers and other Telecom Business Units that enables the Telecom Business Unit to exchange data in relation to Relevant Service transactions (for example, ordering, provisioning and fault management transactions) in the same way with Service Providers and the other Telecom Business Units;

BUBA with POTS means BUBA where there is an active analogue telephone service on the same copper pair as the BUBA service (but does not include that analogue telephone service);

BUBA without POTS means BUBA where there is not an active analogue telephone service on the same copper pair as the BUBA service;

Core FMO Capability Requirements means in relation to a particular Relevant Service that the following EOI capability building blocks are completed in the FMO Environment for the Wholesale Unit for the Relevant Service:

(a)	Channels EOI Building Block Completed;

(b)	Customer Information Management EOI Building Block Completed;

(c)	Inventory Management EOI Building Block Completed;

(d)	Order Management (Sales Order Management Component Only) EOI Building Block Completed;

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(e)	Order Management (Service Order Management Component Only) EOI Building Block Completed;

(f)	Product Management EOI Building Block Completed; and

(g)	Service Management (Service Desk Component Only) EOI Building Block Completed;

Customer Difficult Personal Circumstances means circumstances personal to a particular customer in which a responsible telecommunications service provider would not force a customer to change their service experience (for example where the customer is classified as a new customer because of a divorce or a death in the family or where other relevant hardships or personal business circumstances apply);

December 2009 Requirements means, in relation to a particular Relevant Service:

(a)	the following requirements:

(i)	Telecom Business Units and Service Providers are provided with the same service on the same terms (including price);

(ii)	Telecom Business Units and Service Providers are able to use the same:

(A)	B2B Gateway; or

(B)	Online Portal that meets the reasonable needs of those Service Providers or other Telecom Business Units who do not require or are not capable of using the B2B Gateway;

in the same way for ordering, provisioning, and fault management of the service;

(iii)	Telecom Business Units use only the B2B Gateway or Online Portal referred to in (ii) above for ordering, provisioning and fault management of the service;

(iv)	Telecom Business Units and Service Providers receive the same service level reporting for the service; and

(b)	The following EOI capability building blocks are completed for the ANS Unit or the Wholesale Unit (as relevant) for the Relevant Service:

(i)	Product Management EOI Building Block Completed;

(ii)	Channels EOI Building Block Completed;

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(iii)	Order Management (Sales Order Management Component Only) EOI Building Block Completed;

(iv)	Customer Information Management EOI Building Block Completed; and

(v)	Service Management (Service Desk Component Only) EOI Building Block Completed.

Detailed Design Document means, in relation to EOI Inventory Management Systems for a particular Telecom Business Unit, the document which contains the information required to commence the build of the EOI Inventory Management Systems for that Telecom Business Unit;

Detailed Service Desk Design Document means, in relation to EOI Service Desk Systems for a particular Telecom Business Unit, the document which contains the information required to commence the build of EOI Service Desk Systems in the FMO Environment for that Telecom Business Unit;

DSTN Services means any Telecom service delivered over the DSTN network platform at the Approval Date, including the services called Digital Voice Access Services (DVA), Low Speed Digital Data Services (LSDDS), High Speed Digital Data Services (HSDDS) using DSTN, Multistream Services and Digital Voice Services (DVS);

Enforceable, in relation to a milestone, means that Telecom is required under these Undertakings to achieve the milestone;

Enhanced UBA or EUBA means the unbundled bitstream access services called the Enhanced UBA Services in the UBA STD and:

(a)	includes those services as varied as a result of a review, clarification or amendment to the UBA STD; but

(b)	does not include any new unbundled bitstream access service that Telecom becomes required to provide under the UBA STD as a result of a review, clarification or amendment to the UBA STD;

EOI Inventory Management Systems has the meaning given to that term in paragraph 2.4(a);

EOI Service Desk Systems means the systems required to Complete the Service Management (Service Desk Component Only) EOI Building Block;

Existing PSTN Lines means “x” number of Telecom fixed access lines where “x” equals:

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(a)	the total number of Telecom fixed access lines existing on the Approval Date for which there is a provisioned fixed PSTN line circuit as at the Approval Date, if this number is agreed between Telecom and the Minister on or before 30 June 2008; and if not

(b)	1,800,000;

EUBA Coverage Milestone means any milestone in the PSTN migration plan that refers to:

(a)	the availability of EUBA without POTS on a percentage of Existing PSTN Lines; or

(b)	a number of distribution cabinets having been installed or equipped with ADSL2 and or equivalent DSL capability;

EUBA with POTS means EUBA where there is an active analogue telephone service on the same copper pair as the EUBA service (but does not include that analogue telephone service);

EUBA without POTS means EUBA where there is not an active analogue telephone service on the same copper pair as the EUBA service;

Fixed Voice Customer Lines means any Telecom fixed access line being supplied with a Retail Unit service designed to be a primary line voice service;

Frame Relay means, in Telecom’s network, a set of interfaces and protocols supported by the data networks to provide Frame Relay Services and access connections to data services like the One Office Services and Unbundled Partial Circuits;

Frame Relay Services means any Telecom service described as a frame relay service as at the Approval Date and including those services as they may evolve over time;

Future Mode of Operation Environment or FMO Environment means, in relation to a particular Relevant Service, an environment in which the Wholesale Unit is predominantly using new systems (i.e. systems that were first been introduced into the systems stack used by the Wholesale Unit after 31 March 2008) to provide customer information management, B2B Gateway, Self Service Portal, order management (sales order management), order management (service order management) and service management (service desk) for the purpose of meeting the Core FMO Capability Requirements and moving toward achieving EOI;

High Speed Network Service or HSNS means the Wholesale Unit’s service of that name (which is a Layer 2 Ethernet access tail service delivering non contended

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bandwidth over Telecom’s fibre optic network and is described in the Wholesale Unit’s Wholesale Services Price List) as it may evolve over time;

Inventory Data means in relation to a particular Relevant Service, the data used to describe the physical characteristics, quantity and location of assets in a way that facilitates the use of these assets in the supply of the Relevant Service;

IP Trunking Service means an IP based service that provides connectivity between a private VOIP network and the public telephone network;

ISDN means Integrated Services Digital Network, and is a set of adjunct capabilities to Telecom’s PSTN;

ISDN Services means any service provided primarily by means of Telecom’s fixed PSTN and its associated support systems and provided over ISDN telephone lines, including Primary Rate Access (PRA) and Basic Rate Access (BRA) lines;

Non Code Access or NCA means a service that allows end-customers connected to Telecom’s fixed PSTN to make toll calls using their preferred toll call Service Provider without having to first dial a prefix which identifies the Service Provider;

One Office Services means any Telecom managed data service described as being in the one office service family as at the Approval Date;

Online Portal means a manual web-based interface between a Telecom Business Unit (that is providing a Relevant Service) and Service Providers and other Telecom Business Units that enables the Telecom Business Unit to exchange data in relation to Relevant Service transactions (for example, ordering, provisioning and fault management transactions) in the same way with Service Providers and the other Telecom Business Units;

Other Legacy Data Services means the Telecom services called (as at the Approval Date) Dedicated Internet Access, DSTN Services, X25, Corporate Internet Data (CID), IP Net, Megalink, Metro IP, Metro LAN Extension, LanLink, Netway Integrated Access, High Speed Digital Data (using ATM), Analogue Data and Asynchronous Transfer Mode (ATM);

Outlier Broadband Products means the Telecom services called (as at the Approval Date) Remote Office, SecureMe, School Zone Starter and Eftpos Service;

(Over ATM) in relation to a service, means that the instances of that service are supplied using DSL technology employing ATM network interfaces;

(Over Ethernet) in relation to a service, means that the instances of that service are supplied using DSL technology employing Ethernet network interfaces;

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Product Plans of Intent means a provisional delivery schedule for future services or variations of existing services released by a Telecom Business Unit for the purpose of facilitating industry consultation;

Product Plans of Record means a committed delivery schedule for future services or variations of existing services (that includes details of committed service scopes and launch dates) released by a Telecom Business Unit for the purpose of allowing Service Providers and other Telecom Business Units to commit to their own product roadmaps and other marketing activities;

PSTN Services means any Telecom service provided predominantly by means of Telecom’s fixed PSTN and its associated support systems existing at the Approval Date;

Retail Broadband Services means any DSL-based broadband Internet access service provided by Retail Units but, for the avoidance of doubt, excluding Outlier Broadband Products or their replacements;

Stop Innovation means that, for a given service, no new material enhancements will be made to the functionality of the service unless that new functionality is required to operationally maintain the service;

Stop Sell to New Customers means that, for a given service, the service will not be available to customers who do not currently receive the service. Moves, adds and changes (MACs) will still be permitted for existing customers of that service;

Telecom PSTN Services means any Telecom service provided by the Retail Units to end-customers predominantly by means of Telecom’s fixed PSTN and its associated support systems existing at the Approval Date.

Telecom Zones 1, 2 and 3 means the Telecom line density zones known as Zone 1, Zone 2, Zone 3a and Zone 3b and generally used by Telecom to describe those urban density areas of New Zealand served by telephone exchanges with a total line count of greater than 500 lines, and which at 30 June 2008 together include not less than 80% of total Existing PSTN Lines. Before the Approval Date, Telecom will provide to the Minister a list of the cities and towns whose urban population areas are included in these zones. Telecom will provide to the Minister full details of the definitive geographic areas covered by these zones (which, for the avoidance of doubt, will not change over time), on or before 30 June 2008. Following consultation with the Minister and the Commission Telecom will also by 30 June 2008 provide to the Minister full details of the precise method for classifying all customer service addresses within these zones. This method must ensure that as at 30 June 2008 not less than 80% of total Existing PSTN Lines are in these zones;

Tracking, in relation to a milestone, means that:

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(a)	Telecom intends to achieve the milestone, and is required to measure and report on the milestone under paragraph 4; but

(b)	it will not be a breach of these Undertakings if Telecom does not achieve the milestone;

UBA Backhaul means the unbundled bitstream access backhaul service that Telecom is required to provide Service Providers with under the UBA Backhaul STD; and

(a)	includes that service as varied as a result of a review, clarification or amendment to the UBA Backhaul STD; but

(b)	does not include any new unbundled bitstream access backhaul service that Telecom becomes required to provide Service Providers with under the UBA Backhaul STD as a result of a review, clarification or amendment to the UBA Backhaul STD;

UBA Backhaul Standard Terms Determination or UBA Backhaul STD means the Commission’s first Standard Terms Determination regarding the Designated Access Service of unbundled bitstream access backhaul;

UBA Standard Terms Determination or UBA STD means the Commission’s Standard Terms Determination dated 12 December 2007 regarding the Designated Access Service of unbundled bitstream access;

UCLL means the unbundled copper local loop network service that Telecom is required to provide Service Providers with under the UCLL STD; and

(a)	includes that service as varied as a result of a review, clarification or amendment to the UCLL STD; but

(b)	does not include any new unbundled copper local loop network service that Telecom becomes required to provide Service Providers with under the UCLL STD as a result of a review, clarification or amendment to the UCLL STD;

UCLL Access Equipment means DSLAMs or equivalent equipment that are predominantly used by Telecom for the purpose of providing access to, and interconnection with, UCLL or UCLL Backhaul including any necessary supporting equipment;

UCLL Backhaul means the unbundled copper local loop network backhaul service that Telecom is required to provide Service Providers with under the UCLL Backhaul STD; and

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(a)	includes that service as varied as a result of a review, clarification or amendment to the UCLL Backhaul STD; but

(b)	does not include any new unbundled copper local loop network backhaul service that Telecom becomes required to provide Service Providers with under the UCLL Backhaul STD as a result of a review, clarification or amendment to the UCLL Backhaul STD;

UCLL Backhaul Standard Terms Determination or UCLL Backhaul STD means the Commission’s first Standard Terms Determination regarding the Designated Access Service of unbundled copper local loop network backhaul;

UCLL Co-Location means the unbundled copper local loop network co-location service that Telecom is required to provide Service Providers with under the UCLL Co-Location STD; and

(a)	includes that service as varied as a result of a review, clarification or amendment to the UCLL Co-Location STD; but

(b)	does not include any new unbundled copper local loop network co-location service that Telecom becomes required to provide Service Providers with under the UCLL Co-Location STD as a result of a review, clarification or amendment to the UCLL Co-Location STD;

UCLL Co-Location Standard Terms Determination or UCLL Co-Location STD means the Commission’s Standard Terms Determination dated 7 November 2007 regarding the Designated Access Service of unbundled copper local loop network co-location;

UCLL Standard Terms Determination or UCLL STD means the Commission’s Standard Terms Determination dated 7 November 2007 regarding the Designated Access Service of unbundled copper local loop network;

Unbundled Network Service or UNS means the Wholesale Unit’s service of that name (which is a Layer 2 access tail service provided over a copper network, based on DSL technology and is described in the Wholesale Unit’s Wholesale Services Price List) as it may evolve over time;

Unbundled Partial Circuits or UPC means the Wholesale Unit’s service of that name (which is a Layer 2 access tail service provided over a copper network, based on Frame Relay technology and is described in the Wholesale Unit’s Wholesale Services Price List) as it may evolve over time;

Withdraw Service means that, for a given service, the service is no longer available to customers.

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2	COMPLETION OF EOI BUILDING BLOCKS DEFINITIONS

In this Schedule 1, unless the context requires otherwise:

2.1	Billing Management EOI Building Block Completed means for a particular Relevant Service and a particular Telecom Business Unit:

(a)	the same processes and systems are used when raising a bill for another Telecom Business Unit or Service Provider for the Relevant Service;

(b)	the processes and systems in (a) ensure that the Telecom Business Unit bills Service Providers and other Telecom Business Units for the Relevant Service in the billing cycle of the Service Provider or the other Telecom Business Unit following the supply of the Relevant Service; and

(c)	the Manager of the ANS Unit or the Manager of the Wholesale Unit (as relevant) has notified the Commission in writing that the conditions in (a) and (b) above are met;

and Complete the Billing Management EOI Building Block has the corresponding meaning;

2.2	Channels EOI Building Block Completed means for a particular Relevant Service and a particular Telecom Business Unit:

(a)	the data standards that Service Providers and other Telecom Business Units will need to use to interface with the B2B Gateway and Online Portal have been published on the Internet website of the Telecom Business Unit;

(b)	the B2B Gateway and Online Portal have been completed and tested and are ready for piloting;

(c)	for each of the B2B Gateway and Online Portal, a single process for staff of Service Providers and other Telecom Business Units to become authenticated is published;

(d)	a pilot for each of the B2B Gateway and Online Portal has been conducted with at least one Service Provider in each pilot, and each pilot has demonstrated that a participant in the pilot can successfully order the Relevant Service and raise trouble tickets in relation to that Relevant Service;

(e)	Service Providers can and other Telecom Business Units must use the B2B Gateway or the Online Portal to place orders for the Relevant Service and raise trouble tickets in relation to the Relevant Service; and

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(f)	the Manager of the ANS Unit or the Manager of the Wholesale Unit (as relevant) has notified all Eligible Service Providers and the other Telecom Business Units in writing of the requirement in (e) above;

and Complete the Channels EOI Building Block has the corresponding meaning;

2.3	Customer Information Management EOI Building Block Completed means for a particular Relevant Service and a particular Telecom Business Unit:

(a)	the same systems and processes are used by the Telecom Business Unit to capture, query and use data relating to Service Providers (and their customers) and other Telecom Business Units (and their customers) to which the Telecom Business Unit supplies the Relevant Service; and

(b)	the Manager of the ANS Unit or the Manager of the Wholesale Unit (as relevant) has certified to the Commission in writing that the condition in (a) above is met;

and Complete the Customer Information Management EOI Building Block has the corresponding meaning;

2.4	Inventory Management EOI Building Block Completed means for a particular Relevant Service and a particular Telecom Business Unit that:

(a)	processes and systems have been developed or adapted such that the Telecom Business Unit uses the same systems and processes to capture the Inventory Data that is necessary to enable the Telecom Business Unit to fulfil, assure and bill the Relevant Service for Service Providers and other Telecom Business Units (“EOI Inventory Management Systems”); and

(b)	the Manager of the ANS Unit or the Manager of the Wholesale Unit (as relevant) has certified to the Commission in writing that the EOI Inventory Management Systems have been tested and are ready for the Inventory Data to be copied from Telecom’s inventory management systems existing at the Approval Date;

and Complete the Inventory Management EOI Building Block has the corresponding meaning;

2.5	Migration to Inventory Management EOI Building Block Completed means in relation to a particular Relevant Service and a particular Telecom Business Unit:

(a)	that at any time all necessary Inventory Data relating to the Relevant Service is stored in the EOI Inventory Management Systems;

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(b)	that when fulfilling, assuring and billing the Relevant Service the relevant Telecom Business Unit only accesses Inventory Data from the EOI Inventory Management Systems; and

(c)	the Manager of the ANS Unit or the Manager of the Wholesale Unit (as relevant) has certified to the Commission in writing that the conditions in (a) and (b) above are met;

and Complete the Migration to Inventory Management EOI Building Block has the corresponding meaning;

2.6	Order Management (Sales Order Management Component Only) EOI Building Block Completed means in relation to a particular Relevant Service and a particular Telecom Business Unit:

(a)	a single process requiring the same end-customer data to be provided is used by Service Providers and other Telecom Business Units to order the Relevant Service from the Telecom Business Unit; and

(b)	the Manager of the ANS Unit or the Manager of Wholesale Unit (as relevant) has notified Service Providers and other Telecom Business Units in writing of the requirement in (a) above;

and Complete the Order Management (Sales Order Management Component Only) EOI Building Block has the corresponding meaning;

2.7	Order Management (Service Order Management Component Only) EOI Building Block Completed means in relation to a particular Relevant Service and a particular Telecom Business Unit:

(a)	processes and policies are in place that prioritise and schedule the fulfilment of orders (“Order Scheduling Function”) from a Service Provider or another Telecom Business Unit for the Relevant Service in a way that does not take account of whether the order is from a Service Provider or another Telecom Business Unit; and

(b)	the Manager of the ANS Unit or the Manager of the Wholesale Unit (as relevant) has certified to the Commission in writing that the Order Scheduling Function prioritises and schedules orders for the Relevant Service in a way that does not take account of whether the order is from a Service Provider or another Telecom Business Unit;

and Complete the Order Management (Service Order Management Component Only) EOI Building Block has the corresponding meaning;

2.8	Product Management EOI Building Block Completed means for a particular Relevant Service and a particular Telecom Business Unit:

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(a)	the product catalogue of services in relation to the Relevant Service is visible to Service Providers and Telecom Business Units through the B2B Gateway and Online Portal;

(b)	the product catalogue contains definitive information on the specification, price, order mechanisms, availability, geographic coverage and service level options (if any) in relation to the Relevant Service;

(c)	the Product Plans of Intent and Product Plans of Record (if any) for the Relevant Service are visible to Service Providers and other Telecom Business Units through the Online Portal or the Internet website of the Telecom Business Unit; and

(d)	the Manager of the ANS Unit or the Manager of the Wholesale Unit (as relevant) has certified to the Commission in writing that the conditions (a), (b) and (c) above are met;

and Complete the Product Management EOI Building Block has the corresponding meaning;

2.9	Service Management (Service Desk Component Only) EOI Building Block Completed means that, in relation to a particular Relevant Service and a particular Telecom Business Unit:

(a)	Service Providers can and other Telecom Business Units must use the same processes to raise, track and escalate faults in relation to the Relevant Service;

(b)	Service Providers can and other Telecom Business Units must use the B2B Gateway or Online Portal to raise and track faults in relation to the Relevant Service; and

(c)	Service Providers and other Telecom Business Units are notified of service or network faults affecting the Relevant Service using the same process, timeframes and levels of information in relation to the Relevant Service (recognising that required information may be specific to a fault or Service Provider or other Telecom Business Unit);

and Complete the Service Management (Service Desk Component Only) EOI Building Block has the corresponding meaning;

2.10	Workforce Management EOI Building Block Completed means for a particular Relevant Service and a particular Telecom Business Unit:

(a)	that a single process exists for dispatching field force personnel to provision orders from Service Providers and other Telecom Business Units for that Relevant Service;

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(b)	the single process referred to in (a) is initiated only in accordance with the requirement in paragraph 2.7 above that the Order Scheduling Function prioritises and schedules orders from a Service Provider or another Telecom Business Unit for the Relevant Service in a way that does not take account of whether the order is from a Service Provider or another Telecom Business Unit;

(c)	the processes by which Service Providers and other Telecom Business Units enquire about, monitor and are notified of completion of field force requests in relation to the Relevant Service are the same; and

(d)	the Manager of the ANS Unit or the Manager of the Wholesale Unit (as relevant) has certified to the Commission in writing that the conditions in (a), (b) and (c) above are met;

and Complete the Workforce Management EOI Building Block has the corresponding meaning;

2.11	Completed on an Opt-In Basis means, in relation to a building block, that the systems, processes and requirements that are a condition of that building block being completed are available to Service Providers and Telecom Business Units, but Service Providers and Telecom Business Units are not yet required to use those systems and processes or meet those requirements.

3	INTERPRETATION

3.1	The commentary in Part B of this Schedule is not binding on Telecom. Part B is non-binding explanatory material that describes how Telecom proposes to complete the migration of certain Relevant Services to the EOI standard, the practical issues involved and why it is done in the way Telecom proposes. It does not limit the binding requirements in Part A of this Schedule in any way, and cannot be used to aid in the interpretation of the binding requirements in Part A.

3.2	References in this Schedule to a service being available means the service being available subject to normal provisioning process requirements that are consistent with usual industry good practice.

3.3	Unless the context otherwise requires, references in this Schedule to the same means exactly the same, subject to:

(a)	trivial differences;

(b)	differences relating to;

(i)	credit requirements and vetting procedures;

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(ii)	payment procedures;

(iii)	matters of national and crime-related security, physical security, security required to protect the operational integrity of the network, or any other security requirements agreed by Telecom and the Commission;

(iv)	provisions relating to the termination of supply;

(v)	provisions relating to dispute resolution (to the extent necessary because Telecom is one company);

(vi)	requirements for a safe working environment; and

(c)	differences that are agreed by Telecom and the Commission in writing;

(d)	differences that are requested by a Service Provider in writing and agreed to by Telecom;

(e)	differences that are specified elsewhere in these Undertakings; and

(f)	differences relating to terms required by a residual terms determination under subpart 2A of Part 2 of the Act.

3.4	References in this schedule to a vendor or service supply contract signed for development means that the vendor or service supply contract for the design phase using the chosen technology has been signed or is in the final stages of negotiation before signing.

3.5	References in this Schedule to:

(a)	Basic UBA or BUBA means both BUBA without POTS and BUBA with POTS unless stated otherwise; and

(b)	Enhanced UBA or EUBA means both EUBA with POTS and EUBA without POTS unless stated otherwise.

3.6	Where terms are defined in the main body of these Undertakings those definitions apply to this Schedule 1.

3.7	When interpreting this Schedule 1, the interpretation provisions in clause 2 of the main body of these Undertakings apply.

4	MEASUREMENT AND REPORTING OF MILESTONES

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4.1	Telecom will provide the IOG and the Commission with quarterly reports which report on Telecom’s progress in achieving the milestones set out in this Schedule, including details of;

(a)	whether Telecom considers it has achieved any milestone due to be achieved in the quarterly period preceding the report;

(b)	whether Telecom expects to achieve any milestone due to be achieved in the quarterly period following the report;

(c)	if Telecom has not achieved any milestone due to be achieved in the quarterly period preceding the report, or does not expect to achieve any milestone due to be achieved in the quarterly period following the report:

(i)	the circumstances giving rise to Telecom’s inability to achieve the milestone; and

(ii)	any steps that Telecom intends to take to remedy the non-achievement of the milestone or to reduce the likelihood of not achieving the milestone (as the case may be).

4.2	For the avoidance of doubt, nothing in clause 4.1 or in any report provided by Telecom under clause 4.1 limits or affects Telecom’s obligations under these Undertakings in relation to the milestones set out in this Schedule.

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5	UCLL MIGRATION PLAN

5.1	Telecom will migrate UCLL to the EOI standard in accordance with the following migration plan:

UCLL migration milestone obligation	Date by which milestone obligation must be achieved	Status of milestone obligation
UCLL available to Service Providers (in accordance with any soft launch or other launch requirements specified in the UCLL STD).	The date(s) specified by the UCLL STD	Enforceable Milestone

Subject to paragraph 3.4, vendor or service supply contract signed for development of the B2B Gateway required for the ANS Unit to Complete the Channels EOI Building Block.	31 March 2008	Tracking Milestone

Subject to paragraph 3.4, vendor or service supply contract signed for development of a single process requiring the same end-customer data to be provided for Service Providers and other Telecom Business Units to order Relevant Network Access Services from the ANS Unit to enable the ANS Unit to Complete the Order Management (Sales Order Management Component Only) EOI Building Block.	1 July 2008	Tracking Milestone

Subject to paragraph 3.4, vendor or service supply contract signed for development or adaptation of processes and systems that have capability to capture the Inventory Data that enables the ANS Unit to fulfil, assure and bill Relevant Network Access Services to enable the ANS Unit to Complete the Inventory Management EOI Building Block.	1 July 2008	Tracking Milestone

Subject to paragraph 3.4, vendor or service supply contract signed for development of the process by which Service Providers and Telecom Business Units enquire about, monitor and are notified of completion of field force requests to enable the ANS Unit to Complete the Workforce Management EOI Building Block.	30 September 2008	Tracking Milestone

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UCLL migration milestone obligation	Date by which milestone obligation must be achieved	Status of milestone obligation

UCLL is consumed by Telecom Business Units (on the same financial terms and conditions as the UCLL STD) as an input in the supply of all:

•     UNS (Over Ethernet) services;

•     BUBA without POTS services (Over Ethernet and Over ATM); and

•     EUBA without POTS services.

	31 December 2008	Enforceable Milestone

ANS Unit informs Service Providers and Telecom Business Units of the data format that will be required to raise service desk trouble tickets when Service Management (Service Desk Component Only) EOI Building Block Completed.	31 December 2008	Tracking Milestone

Detailed Design Document v 1.0 for the ANS Unit EOI Inventory Management Systems finalised and approved by the Manager of the ANS Unit.	31 December 2008	Tracking Milestone

Detailed Design Document v 2.0 for the ANS Unit EOI Inventory Management Systems finalised and approved by the Manager of the ANS Unit	31 March 2009	Tracking Milestone

Pilots of B2B Gateway and Online Portal in relation to UCLL services commenced with at least one Service Provider in each pilot.	31 March 2009	Tracking Milestone

The EOI capability building blocks listed in paragraph (b) of the definition of December 2009 Requirements are Completed on an Opt-in Basis for the ANS Unit for the supply of all UCLL services.	30 June 2009	Tracking Milestone

December 2009 Requirements met for the supply of all UCLL services.	31 December 2009	Enforceable Milestone

UCLL is consumed by Telecom Business Units as an input in the supply of all Frame Relay Services (where delivered over copper lines).	31 December 2009	Enforceable Milestone

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UCLL migration milestone obligation	Date by which milestone obligation must be achieved	Status of milestone obligation
Inventory Management EOI Building Block Completed for the ANS Unit for supply of all UCLL services.	31 December 2009	Tracking Milestone

UCLL is consumed by Telecom Business Units as an input in the supply of all: • BUBA without POTS services (Over Ethernet and Over ATM); and • EUBA without POTS services.	30 June 2010	Enforceable Milestone

Order Management (Service Order Management Component Only) EOI Building Block Completed for the ANS Unit for UCLL services ordered after this date.	30 June 2010	Tracking Milestone

Billing Management EOI Building Block Completed for the ANS Unit for UCLL services ordered after this date.	30 June 2010	Tracking Milestone

Migration of UCLL Inventory Data to EOI Inventory Management Systems (developed to Complete the Inventory Management EOI Building Block for the ANS Unit for UCLL) has commenced.	30 June 2010	Tracking Milestone

UCLL is consumed by Telecom Business Units as an input in the supply of UPC services (where delivered over copper lines) ordered after this date.	31 December 2010	Enforceable Milestone

UCLL is consumed by Telecom Business Units as an input into the supply of all UNS (Over Ethernet) services.	31 December 2010	Enforceable Milestone

Workforce Management EOI Building Block Completed for the ANS Unit for UCLL services ordered after this date.	31 December 2010	Enforceable Milestone

Migration to Inventory Management EOI Building Block Completed in relation to all UCLL services.	30 June 2011	Tracking Milestone

EOI standard met for the supply of all UCLL services.	31 December 2011	Enforceable Milestone

TELECOM SEPARATION UNDERTAKINGS – 25 March 2008, as varied on 10 June 2009	109

UCLL migration milestone obligation	Date by which milestone obligation must be achieved	Status of milestone obligation
UCLL is consumed by Telecom Business Units as an input in the supply of all UPC services (where delivered over copper lines).	31 December 2011	Enforceable Milestone

TELECOM SEPARATION UNDERTAKINGS – 25 March 2008, as varied on 10 June 2009	110

6	UCLL BACKHAUL MIGRATION PLAN

6.1	Telecom will migrate UCLL Backhaul to the EOI standard in accordance with the following migration plan:

UCLL Backhaul migration milestone obligation	Date by which milestone obligation must be achieved	Status of milestone obligation
UCLL Backhaul available to Service Providers (in accordance with any soft launch or other launch requirements specified in the UCLL Backhaul STD).	The date(s) specified by the UCLL Backhaul STD	Enforceable Milestone

The EOI capability building blocks listed in paragraph (b) of the definition of December 2009 Requirements are Completed on an Opt-in Basis for the ANS Unit for all UCLL Backhaul services.	30 June 2009	Tracking Milestone

December 2009 Requirements met for the supply of all UCLL Backhaul services.	31 December 2009	Enforceable Milestone

UCLL Backhaul is consumed by Telecom Business Units as an input in the supply of any EUBA and BUBA (Over Ethernet) service where access to Telecom’s Regional Backhaul Network is required to provide the service.	30 June 2010	Enforceable Milestone

Order Management (Service Order Management Component Only) EOI Building Block Completed for ANS Unit for UCLL Backhaul services ordered after this date.	30 June 2010	Tracking Milestone

UCLL Backhaul is consumed by Telecom Business Units as an input in the supply of any UNS (Over Ethernet) service where access to Telecom’s Regional Backhaul Network is required to provide the service.	31 December 2010	Enforceable Milestone

Workforce Management EOI Building Block Completed for ANS Unit for UCLL Backhaul services ordered after this date.	31 December 2010	Enforceable Milestone

EOI standard met for the supply of all UCLL Backhaul services.	31 December 2011	Enforceable Milestone

TELECOM SEPARATION UNDERTAKINGS – 25 March 2008, as varied on 10 June 2009

7	UCLL CO-LOCATION MIGRATION PLAN

7.1	Telecom will migrate UCLL Co-location to the EOI standard in accordance with the following migration plan:

UCLL Co-location migration milestone obligation	Date by which milestone obligation must be achieved	Status of milestone obligation
UCLL Co-location available to Service Providers (in accordance with any soft launch or other launch requirements specified in the UCLL Co-Location STD).	The date(s) specified in the UCLL Co-Location STD	Enforceable Milestone

EOI standard met for all UCLL Co-location services provided to a Telecom Business Unit for UCLL Access Equipment installed in a Telecom local exchange between the Approval Date and 31 December 2008.	31 December 2008	Enforceable Milestone

EOI standard met for all new UCLL Co-location services provided after this date to Service Providers and Telecom Business Units.	31 December 2008	Enforceable Milestone

EOI standard applies to all UCLL Co-location services provided to a Telecom Business Unit for UCLL Access Equipment installed in a particular Telecom local exchange before the Approval Date.	Later of: • 31 December 2008; or • When a Service Provider first obtains UCLL Co-location in the particular exchange	Enforceable Milestone

Note: See paragraph 17.7 regarding the application of the EOI standard to UCLL Co-location services.

TELECOM SEPARATION UNDERTAKINGS – 25 March 2008, as varied on 10 June 2009

8	BUBA AND EUBA MIGRATION PLAN

8.1	Telecom will migrate BUBA and EUBA to the EOI standard in accordance with the following migration plan:

BUBA migration milestone obligation	Date by which milestone obligation must be achieved	Status of milestone obligation
BUBA and EUBA available to Service Providers (in accordance with any soft launch or other launch requirements specified in the UBA STD).	The date(s) specified in the UBA STD	Enforceable Milestone

Subject to paragraph 3.4, vendor or service supply contract signed for development of the B2B Gateway to enable the Wholesale Unit to Complete the Channels EOI Building Block.	31 March 2008	Tracking Milestone

Subject to paragraph 3.4, vendor or service supply contract signed for development of a single process that requires the same end-customer data to be provided for Service Providers and other Telecom Business Units to order Relevant Wholesale Services (other than Resale Services) from the Wholesale Unit to enable the Wholesale Unit to Complete the Order Management (Sales Order Management Component Only).	1 July 2008	Tracking Milestone

Subject to paragraph 3.4, vendor or service supply contract signed for development or adaptation of processes and systems that have the capability to capture the Inventory Data that enables the Wholesale Unit to fulfil, assure and bill Relevant Wholesale Services (other than Resale Services) to enable the Wholesale Unit to Complete the Inventory Management EOI Building Block.	1 July 2008	Tracking Milestone

Wholesale Unit informs Service Providers and other Telecom Business Units of the data format that will be required to raise service desk trouble tickets when the Service Management (Service Desk Component Only) EOI Building Block Completed.	31 December 2008	Enforceable Milestone

Business requirements completed for the Wholesale Unit EOI Inventory Management Systems.	31 January 2009	Tracking Milestone

TELECOM SEPARATION UNDERTAKINGS – 25 March 2008, as varied on 10 June 2009

BUBA migration milestone obligation	Date by which milestone obligation must be achieved	Status of milestone obligation
Detailed Service Desk Design Document v.1.0 for the Wholesale Unit EOI Service Desk Systems finalised and approved by the Manager of the Wholesale Unit.	31 March 2009	Tracking Milestone

Detailed Design Document v.1.0 for the Wholesale Unit EOI Inventory Management Systems finalised and approved by the Manager of the Wholesale Unit.	30 April 2009	Tracking Milestone

The core capability required to Complete the Service Management (Service Desk Component Only) EOI Building Block in the FMO Environment has been built and is ready for testing by the Wholesale Unit.	30 June 2009	Tracking Milestone

End-customer trials underway for a new Retail Broadband Service that consumes BUBA and/or EUBA as an input.	30 June 2009	Tracking Milestone

December 2009 Requirements met for the supply of all BUBA and EUBA services.

For the purposes of this milestone, sub-paragraphs (b) and (d) of the Channels EOI Building Block Complete definition do not apply.

	30 September 2009	Enforceable Milestone

The Wholesale Unit has launched and is using the Services Management (Service Desk Component Only) EOI Building Block Completed in the FMO Environment for the Wholesale Unit.	30 September 2009	Tracking Milestone

BUBA and/or EUBA is consumed by Telecom Business Units as an input in the supply of Retail Broadband Services that are provided to new customers after this date (except where Customer Difficult Personal Circumstances apply).	31 December 2009	Enforceable Milestone

Core FMO Capability Requirements met for the supply of all new orders of BUBA and EUBA services.	30 June 2010	Enforceable Milestone

Billing Management EOI Building Block Completed for Wholesale Unit for orders received after this date for all BUBA and EUBA services.	31 December 2010	Tracking Milestone

TELECOM SEPARATION UNDERTAKINGS – 25 March 2008, as varied on 10 June 2009	114

BUBA migration milestone obligation	Date by which milestone obligation must be achieved	Status of milestone obligation
90% of Retail Broadband Service customers (who were purchasing a Retail Broadband Service as at 31 December 2009 and who are still purchasing a Retail Broadband Service) migrated to new Retail Broadband Services that consume BUBA or EUBA as an input.	31 December 2010	Enforceable Milestone

Migration of BUBA and EUBA Inventory Data to EOI Inventory Management Systems (developed to enable the Wholesale Unit to Complete the Inventory Management EOI Building Block for BUBA services and EUBA services) has commenced.	31 December 2010	Tracking Milestone

EOI standard met for supply of all BUBA and EUBA services.	31 December 2011	Enforceable Milestone

100% of Retail Broadband Service customers migrated to new Retail Broadband Services that consume BUBA or EUBA as an input.	31 December 2011	Enforceable Milestone

Note: See paragraph 17.8 regarding the application of the EOI standard to BUBA with POTS and EUBA with POTS.

TELECOM SEPARATION UNDERTAKINGS – 25 March 2008, as varied on 10 June 2009	115

9	UBA BACKHAUL MIGRATION PLAN

9.1	Telecom will migrate UBA Backhaul to the EOI standard in accordance with the following migration plan:

UBA Backhaul migration milestone obligation	Date by which milestone obligation must be achieved	Status of milestone obligation
UBA Backhaul available to Service Providers (in accordance with any soft launch or other launch requirements specified in the UBA Backhaul STD).	The dates specified in UBA Backhaul STD.	Enforceable Milestone

Wholesale Unit informs Service Providers and other Telecom Business Units of the data format that will be required to raise service desk trouble tickets when the Service Management (Service Desk Component Only) EOI Building Block Completed.	31 December 2008	Tracking Milestone

December 2009 Requirements met for the supply of all UBA Backhaul services.

For the purposes of this milestone, sub-paragraphs (b) and (d) of the Channels EOI Building Block Completed definition do not apply.

	30 September 2009	Enforceable Milestone

UBA Backhaul service is consumed by Telecom Retail Units as an input in the supply of all Retail Broadband Services that use EUBA or BUBA (Over Ethernet) as an input where a determined Wholesale Unit backhaul service is required by the Retail Units.	31 December 2009	Enforceable Milestone

Core FMO Capability Requirements met for supply of all new orders of UBA Backhaul services	31 December 2010	Enforceable Milestone

Workforce Management EOI Building Block Completed for Wholesale Unit for UBA Backhaul services.	31 December 2010	Enforceable Milestone

EOI standard met for supply of all UBA Backhaul services.	31 December 2011	Enforceable Milestone

TELECOM SEPARATION UNDERTAKINGS – 25 March 2008, as varied on 10 June 2009

10	HSNS, UNS (OVER ETHERNET) AND UPC MIGRATION PLAN

10.1	Telecom will migrate HSNS, UNS (Over Ethernet) and UPC to the EOI standard in accordance with the following migration plan:

HSNS, UNS and UPC migration milestone obligation	Date by which milestone obligation must be achieved	Status of milestone obligation
UNS (Over ATM) and UPC available to Service Providers.	Approval Date	Tracking Milestone

UNS (Over Ethernet) available to Telecom Business Units and Service Providers.	31 December 2008	Enforceable Milestone

December 2009 Requirements met for the supply of all:

•     HSNS services; and

•     UNS (Over Ethernet) services.

For the purposes of this milestone, sub-paragraphs (b) and (d) of the Channels EOI Building Block Complete definition do not apply.

	30 September 2009	Enforceable Milestone

New orders for UPC received after this date supplied on the December 2009 Requirements.

For the purposes of this milestone, sub-paragraphs (b) and (d) of the Channels EOI Building Block Complete definition do not apply.

	30 September 2009	Tracking Milestone

If a customer was able to receive UNS (Over ATM) at a specific location on the Approval Date, they can receive UNS (Over Ethernet) at that location.	31 December 2009	Tracking Milestone

Wholesale Unit Stop Sell to New Customers for UNS (Over ATM).	31 December 2009	Tracking Milestone

Billing Management EOI Building Block Completed for Wholesale Unit for orders received after this date for: • HSNS services; • UNS (Over Ethernet) services; and • UPC services.	31 December 2010	Tracking Milestone

TELECOM SEPARATION UNDERTAKINGS – 25 March 2008, as varied on 10 June 2009

HSNS, UNS and UPC migration milestone obligation	Date by which milestone obligation must be achieved	Status of milestone obligation
Core FMO Capability Requirements met for the supply of all new orders of: • HSNS services; • UNS (Over Ethernet) services; and • UPC services.	31 December 2010	Enforceable Milestone

EOI standard met for the supply of all HSNS, UNS (Over Ethernet) and UPC services.	31 December 2011	Enforceable Milestone

UNS (Over ATM) Withdraw Service (except where there is significant customer impact in withdrawing this service).	31 December 2011	Enforceable Milestone

TELECOM SEPARATION UNDERTAKINGS – 25 March 2008, as varied on 10 June 2009	118

11	RESALE SERVICES MIGRATION PLAN

11.1	Telecom will make the following service delivery improvements in relation to Resale Services that are Wholesale Relevant Services:

Resale Services milestone obligation	Date by which milestone obligation must be achieved	Status of milestone obligation
Broadband Wiring Only Orders	31 March 2008	Enforceable Milestone

Systems and processes are in place such that when a broadband service related field force work order from a Service Provider is changed at the request of the end-customer, Service Providers are advised of the changes or additions when the work order has been completed (instead of when the bill is generated for the Service Provider).

NCA provisioning	31 December 2008	Enforceable Milestone

Service Providers are able to submit NCA orders online.

Service Providers are able to submit NCA orders concurrently with a request for a fixed PSTN line circuit and/or broadband service for the same end-customer.

Visibility of existing orders on a customer line	31 December 2008	Enforceable Milestone

When an order from a Service Provider in relation to a Resale Service is rejected because an order already exists in relation to that fixed access line, the Service Provider is provided with the same information as the Telecom Business Units have access to, in similar timeframes, about why the order is rejected and when the open service order will close.

Unmet broadband demand	31 December 2008	Enforceable Milestone

Systems and processes are available and used to capture service requests from Service Providers and Telecom Business Units relating to broadband in a location where the network capacity to provide the service does not exist.

Policies are in place which require that decisions to install broadband services will not take into account whether such service requests are made by Service Providers or Telecom Business Units.

TELECOM SEPARATION UNDERTAKINGS – 25 March 2008, as varied on 10 June 2009

Resale Services milestone obligation	Date by which milestone obligation must be achieved	Status of milestone obligation
Visibility of Line Status	31 December 2008	Enforceable Milestone

Systems are available to Service Providers that allow Service Providers to check whether or not a line is “intact” within a similar timeframe as Telecom Business Units are able to check whether or not a line is “intact”.

Access to service company schedules	31 December 2009	Enforceable Milestone

Service Providers are able to view the work schedule of service companies, and book service requests in a similar timeframe as Telecom Business Units.

PSTN number reservation	31 December 2009	Enforceable Milestone

Service Providers are able to review available PSTN numbers and select or reserve an available PSTN number for their end-customer in a similar timeframe as Telecom Business Units.

TELECOM SEPARATION UNDERTAKINGS – 25 March 2008, as varied on 10 June 2009	120

12	PSTN MIGRATION PLAN

12.1	Rather than redesigning PSTN Services to consume UCLL, Telecom commits to the following alternative migration plan:

Voice Service migration milestone obligation	Date by which milestone obligation must be achieved	Status of milestone obligation
Subject to paragraph 3.4, vendor or service supply contract signed for development of the core capability required for the Retail Units to deliver a voice service which is designed to be a primary line voice service that uses EUBA without POTS (or an alternative Relevant Wholesale Service with equivalent or better real-time performance to EUBA and supplied at the same or higher standard of equivalence as EUBA) as an input.	1 July 2008	Tracking Milestone

A Retail Unit voice service which is designed to be a primary line voice service and that uses EUBA without POTS (or an alternative Relevant Wholesale Service with equivalent or better real-time performance to EUBA and supplied at the same or higher standard of equivalence as EUBA) as an input is ready for service in an internal Telecom trial and can be demonstrated.	31 March 2009	Tracking Milestone

A Retail Unit voice service which is designed to be a primary line voice service and that uses EUBA without POTS (or an alternative Relevant Wholesale Service with equivalent or better real-time performance to EUBA and supplied at the same or higher standard of equivalence as EUBA) as an input is ready for service in an external trial and can be demonstrated.	30 September 2009	Enforceable Milestone

EUBA without POTS (or an alternative Relevant Wholesale Service with equivalent or better real-time performance to EUBA and supplied at the same or higher standard of equivalence as EUBA) is available to 50% of Existing PSTN Lines.	31 December 2009	Enforceable Milestone

TELECOM SEPARATION UNDERTAKINGS – 25 March 2008, as varied on 10 June 2009

Voice Service migration milestone obligation	Date by which milestone obligation must be achieved	Status of milestone obligation
A Retail Unit voice service which is designed to be a primary line voice service and that uses EUBA without POTS (or an alternative Relevant Wholesale Service with equivalent or better real-time performance to EUBA and supplied at the same or higher standard of equivalence as EUBA) as an input is available for purchase by customers of the Retail Units.	31 December 2009	Tracking Milestone

More than 1500 distribution cabinets have been installed or equipped with ADSL2+ or equivalent DSL capability (e.g. VDSL capability) in Telecom Zones 1, 2 and 3, with DSLAMs installed and operational. At least 99% of lines served off these cabinets and within those zones will be engineered to have a maximum line loss of 60db measured at 1024kbps at the external termination point.	30 June 2010	Tracking Milestone

More than 17,000 telephone lines are being supplied with a Retail Unit voice service which is designed to be a primary line voice service and that consumes EUBA without POTS (or an alternative Relevant Wholesale Service with equivalent or better real-time performance to EUBA and supplied at the same or higher standard of equivalence as EUBA) as an input.	31 December 2010	Enforceable Milestone

More than 2200 distribution cabinets have been installed or equipped with ADSL2+ or equivalent DSL capability (e.g. VDSL capability) in Telecom Zones 1, 2 and 3, with DSLAMs installed and operational. At least 99% of lines served off these cabinets and within those zones will be engineered to have a maximum line loss of 60db measured at 1024kbps at the external termination point.	31 December 2010	Enforceable Milestone

TELECOM SEPARATION UNDERTAKINGS – 25 March 2008, as varied on 10 June 2009	122

Voice Service migration milestone obligation	Date by which milestone obligation must be achieved	Status of milestone obligation
More than 2800 distribution cabinets have been installed or equipped with ADSL2+ or equivalent DSL capability (e.g. VDSL capability) in Telecom Zones 1, 2 and 3, with DSLAMs installed and operational. At least 99% of lines served off these cabinets and within those zones will be engineered to have a maximum line loss of 60db measured at 1024kbps at the external termination point.	30 June 2011	Tracking Milestone

EUBA without POTS (or an alternative Relevant Wholesale Service with equivalent or better real-time performance to EUBA and supplied at the same or higher standard of equivalence as EUBA) is available to 80% of Existing PSTN Lines.	31 December 2011	Enforceable Milestone

More than 3500 distribution cabinets have been installed or equipped with ADSL2+ or equivalent DSL capability (e.g. VDSL capability) in Telecom Zones 1, 2 and 3, with DSLAMs installed and operational. At least 99% of lines within those zones will be engineered to have a maximum line loss of 60db measured at 1024kbps at the external termination point.	31 December 2011	Enforceable Milestone

Telecom will provide an additional binding PSTN migration plan to the Minister, IOG and Commission which must include:

•   additional Tracking Milestones for the period of 1 January 2013 to 31 December 2015 which demonstrate a migration path that is manifestly consistent with achievement by Telecom of the 2015 and 2020 Enforceable Milestones set out below; and

	30 June 2011	Enforceable Milestone

TELECOM SEPARATION UNDERTAKINGS – 25 March 2008, as varied on 10 June 2009	123

Voice Service migration milestone obligation	Date by which milestone obligation must be achieved	Status of milestone obligation

•        a description of the technical solution or solutions Telecom has deployed to facilitate this migration, and evidence that demonstrates these solutions and any associated systems have been designed to be capable of supporting a migration of the size and speed set out in the migration plan; and

•        a description of the arrangements Telecom has taken or will take to facilitate Service Providers purchasing Resale Services to migrate those services off the PSTN Services at a pace that is consistent with the 2015 and 2020 Enforceable Milestones set out below.

More than 15% of Fixed Voice Customer Lines in Telecom Zones 1, 2 and 3 as at 31 December 2012 are being supplied with a Retail Unit voice service which is designed to be a primary line voice service and that uses EUBA without POTS (or an alternative Relevant Service supplied at the same or higher standard of equivalence as EUBA) as an input. Telecom will have its compliance with this Enforceable Milestone audited by an External Auditor on request from the IOG or Commission. (Refer example below)	31 December 2012	Enforceable Milestone

The number of Telecom fixed access lines using Telecom PSTN Services will be less than 40% of Existing PSTN Lines. All other Telecom fixed access lines that are supplied with a Retail Unit voice service which is designed to be a primary line voice service will have been migrated onto a retail service that uses a Relevant Service as an input which meets the EOI requirements in these Undertakings.	31 December 2015	Enforceable Milestone

TELECOM SEPARATION UNDERTAKINGS – 25 March 2008, as varied on 10 June 2009	124

Voice Service migration milestone obligation	Date by which milestone obligation must be achieved	Status of milestone obligation
All Telecom customers migrated off PSTN Services and Telecom has ceased selling PSTN Services to customers.	31 December 2020	Enforceable Milestone

Example

To meet the 2012 Enforceable Milestone, Telecom must get 15% of its own retail customer lines in the relevant zones on to a new voice service that consumes an EOI input. Telecom lines that are being used by Service Providers to provide end-customer services (for example by the Service Provider having unbundled access to the line via the UCLL service or by the Service Provider receiving the EUBA without POTS service or a resold Homeline service from the Wholesale Unit) will not be counted when determining if this 15% target has been met.

12.2	On or before 30 June in each of the years 2009 and 2010 Telecom will also provide a report to the Minister, the IOG and the Commission setting out Telecom’s progress towards meeting the 2012, 2015 and 2020 Enforceable Milestones set out in this PSTN Migration Plan, including:

•

the number of Existing PSTN Lines migrated off the PSTN Services as at 31 May that year, and a forecast of the number of Existing PSTN Lines Telecom reasonably expects to have migrated off the PSTN Services by 31 May the following year;

•

Telecom’s progress in defining the technical solution or solutions it will adopt to achieve the migration targets referenced in the 2012, 2015 and 2020 Enforceable Milestones set out in this PSTN Migration Plan.

The IOG may report publicly each year at a summary level on the content of these reports.

12.3	As set out in the PSTN Migration Plan, the Enforceable milestones that Telecom must achieve by 31 December 2011 will mean that 99% of lines in Telecom Zones 1, 2 and 3 (being at least 80% of Existing PSTN Lines) will be engineered to have a maximum line loss of 60db measured at 1024kbps at the external termination point.

12.4	Telecom expects that as a consequence of achieving the Enforceable milestones in the PSTN Migration Plan as at 31 December 2011 there will be a significant increase in broadband performance within the Local Access Network and, in particular, the engineering design rules applied to the Local Access Network as part of those Enforceable milestones will mean that:

(a)	84% of all Existing PSTN Lines will be technically capable of 10 Mbps or better within the Local Access Network; and

TELECOM SEPARATION UNDERTAKINGS – 25 March 2008, as varied on 10 June 2009	125

(b)	89% of all Existing PSTN Lines will be technically capable of 5 Mbps or better within the Local Access Network;

where technically capable means in respect of (a) and (b) above that the Local Access Network component of the Existing PSTN Lines is estimated to be capable of this performance based upon cable attenuation data, engineering design rules, and equipment type. These measures do not take local environmental influences such as customer premises wiring or interference effects into account, and therefore may not reflect actual customer experience.

12.5	Paragraphs 12.3 and 12.4 do not add to or affect the Enforceable milestones in the PSTN Migration Plan. Paragraph 12.4 is not enforceable and failure by Telecom to achieve the outcomes described in paragraphs 12.4 (a) and (b) above will have no consequence under these Undertakings.

TELECOM SEPARATION UNDERTAKINGS – 25 March 2008, as varied on 10 June 2009	126

13	ISDN MIGRATION PLAN

13.1	Rather than redesigning existing ISDN Services to consume UCLL, Telecom commits to the following alternative migration plan:

ISDN migration milestone obligation	Date by which milestone obligation must be achieved	Status of milestone obligation
Telecom will meet the Resale Equivalence standard for the resale of ISDN Services that are Relevant Wholesale Services.	31 December 2009	Enforceable Milestone

Telecom will offer an IP Trunking Service that consumes HSNS as an input.	31 December 2009	Enforceable Milestone

Telecom will offer an IP Trunking Service that: • consumes UNS as an input where it is feasible to use UNS inputs; and • otherwise consumes UPC as an input.	31 December 2010	Enforceable Milestone

Telecom will offer an IP Trunking Service that consumes HSNS, UNS or UPC as an input.	31 December 2011	Enforceable Milestone

Telecom will Withdraw Service for all ISDN Services.	31 December 2020	Enforceable Milestone

13.2	Telecom will act in a way that is consistent with a strategy to ultimately migrate ISDN Service customers to EOI input based services and cease selling ISDN Services. As such, where Telecom has developed and is offering alternative services to ISDN Services (that consume inputs that will be supplied to the EOI standard by 2011) and these alternative services meet the customer’s needs, these alternative services will be offered to the customer.

TELECOM SEPARATION UNDERTAKINGS – 25 March 2008, as varied on 10 June 2009	127

14	OUTLIER BROADBAND SERVICES MIGRATION PLAN

14.1	Rather than redesigning existing Outlier Broadband Services to consume EOI inputs, Telecom commits to the following alternative migration plan for these services:

Outlier migration milestone obligation	Date by which milestone obligation must be achieved	Status of milestone obligation
All orders for Outlier Broadband Services received after this date will be provisioned using Outlier Broadband Services that are based on a Telecom Retail Broadband Service that consumes BUBA or EUBA delivered to the December 2009 Requirements standard as an input.	31 December 2009	Enforceable Milestone

All orders for Outlier Broadband Services received after this date will be provisioned using Outlier Broadband Services that are based on a Telecom Retail Broadband Service that consumes BUBA or EUBA delivered to the EOI standard as an input.	31 December 2011	Enforceable Milestone

TELECOM SEPARATION UNDERTAKINGS – 25 March 2008, as varied on 10 June 2009

15	ONE OFFICE MIGRATION PLAN

15.1	Rather than redesigning One Office Services to consume EOI inputs, Telecom commits to the following alternative migration plan:

One Office migration milestone obligation	Date by which milestone obligation must be achieved	Status of milestone obligation
The Retail Units will Stop Innovation for One Office Services.	31 December 2008	Enforceable Milestone

A Retail Unit will make available to customers a new business grade managed network layer data service (New Data Service) that consumes HSNS, UNS (Over Ethernet), UPC or another Wholesale Unit input service that is supplied on a basis that meets the December 2009 Requirements.	30 September 2009	Enforceable Milestone

The Retail Units will Stop Sell to New Customers for One Office Services. For the avoidance of doubt after this date when an existing One Office contract expires, the customer will have the opportunity to extend that contract.	31 December 2009	Enforceable Milestone

At least 500 New Data Service data tails are being provided to Retail Unit customers.	31 December 2010	Enforceable Milestone

The New Data Service will consume HSNS, UNS (Over Ethernet), UPC or another Wholesale Unit input service that is supplied to the EOI standard.	31 December 2011	Enforceable Milestone

15.2	Telecom will act in a way that is consistent with a strategy to ultimately migrate One Office Service customers to EOI input based business grade managed data services and decommission the One Office Services.

TELECOM SEPARATION UNDERTAKINGS – 25 March 2008, as varied on 10 June 2009

16	OTHER LEGACY DATA SERVICES MIGRATION PLAN

16.1	Rather than redesigning Other Legacy Data Services to consume EOI inputs, Telecom commits to the following alternative migration plan:

Other Legacy Data milestone obligation	Date by which milestone obligation must be achieved	Status of milestone obligation

The Retail Units will Stop Innovation and Stop Sell to New Customers for all of the following services: • DSTN Services; • X25; and • Netway Integrated Access.	31 December 2007	Enforceable Milestone

The Retail Units will Stop Innovation for all of the following services:

•     Analogue Data services;

•     ATM;

•     Corporate Internet Data;

•     Dedicated Internet Access;

•     High Speed Digital Data (using ATM);

•     IP Net;

•     Lanlink;

•     Megalink;

•     Metro IP; and

•     MetroLAN Extension.

	31 December 2008	Enforceable Milestone

The Retail Units will Withdraw Service for DSTN Services.	31 December 2008	Enforceable Milestone

The Retail Units will Withdraw Service for all of the following services: • X25; and • Netway Integrated Access.	30 June 2009	Enforceable Milestone

TELECOM SEPARATION UNDERTAKINGS – 25 March 2008, as varied on 10 June 2009

Other Legacy Data milestone obligation	Date by which milestone obligation must be achieved	Status of milestone obligation

The Retail Units will Stop Sell to New Customers for all of the following services:

•     Analogue Data services;

•     ATM;

•     Corporate Internet Data;

•     Dedicated Internet Access;

•     High Speed Digital Data (using ATM);

•     IP Net;

•     Lanlink;

•     Megalink;

•     Metro IP; and

•     MetroLAN Extension.

	31 December 2009	Enforceable Milestone

16.2	Telecom will act in a way that is consistent with a strategy to ultimately migrate all Other Legacy Data Services customers to EOI input based services and decommission the relevant legacy data platforms.

TELECOM SEPARATION UNDERTAKINGS – 25 March 2008, as varied on 10 June 2009	131

17	GENERAL EQUIVALENCE MIGRATION OBLIGATIONS

Highest level of equivalence as soon as practicable

17.1	If a material change in circumstances makes it practicable to improve or accelerate a Tracking milestone or an Enforceable milestone in a migration plan in this Schedule for a Relevant Service, Telecom will propose to the Commission a variation to that migration plan to give effect to that improvement or acceleration including any consequential changes to other parts of the migration plan. Any such changes to the migration plan shall only become effective with the consent of the Commission.

Use of alternative equivalence based inputs

17.2	Where in this Schedule Telecom commits to consume a specified input service in the provision of another service, Telecom may choose to consume an alternative input service provided the alternative is being supplied to Telecom Business Units and Service Providers on the same or a better standard of equivalence as that for the specified input service. Where Telecom chooses to consume an alternative input, Telecom will report to the IOG on the change, the reasons for the change, and provide an explanation to confirm that the alternative is being supplied to Telecom Business Units and Service Providers on the same or a better standard of equivalence as that for the specified input service.

Consequence of breach of Legacy migration plan

17.3	If Telecom is in material default in achieving an Enforceable milestone in a migration plan in paragraphs 12 to 16 (inclusive) then, as soon as practicable after becoming aware of that default, Telecom will give the Minister written notice of the default.

17.4	If:

(a)	the Minister receives a notice from Telecom under clause 17.3; or

(b)	in the Minister’s opinion, Telecom is in material default in achieving an Enforceable milestone in a migration plan in paragraphs 12 to 16 (inclusive),

the Minister may give written notice to Telecom requiring Telecom to remedy the default (“Remedy Notice”).

17.5

If Telecom receives a Remedy Notice and Telecom is in material default in achieving an Enforceable milestone in a migration plan in paragraphs 12 to 16 (inclusive) and Telecom does not remedy that default to the Minister’s satisfaction within 60 working days of receipt of the Remedy Notice, the Minister may give Telecom written notice voiding the relevant migration plan (“Voiding Notice”) and Telecom’s obligations in respect of the services covered by that migration plan shall then be deemed to be to start consuming EOI inputs in the

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provision of those services as soon as practicable after receipt of the Voiding Notice.

17.6	Nothing in paragraph 17.5 excuses Telecom from any failure to meet an Enforceable milestone or from the legal consequences of such failure.

UCLL Co-location for existing UCLL Access Equipment

17.7	Where the EOI standard applies to the provision of UCLL Co-location, the UCLL Co-location services provided to Telecom Business Units and the terms and conditions for such UCLL Co-location services can, for UCLL Access Equipment that was first installed in exchanges prior to the Approval Date, be different from the UCLL Co-location services provided to, and the terms and conditions for, Service Providers to the extent necessary to ensure that Telecom is not required to relocate or make any alterations to that equipment.

Differences in the systems and processes for BUBA with POTS and EUBA with POTS

17.8	In relation to the application of the EOI standard to BUBA with POTS or EUBA with POTS, differences in the systems and processes (including operational support processes) used by Telecom for the delivery of the service to itself and to Service Providers (“Delivery Processes”) will be permitted where:

(a)	because Telecom is providing both the EUBA service or BUBA service and the active analogue telephone service to the same party (i.e. both to itself or both to a Service Provider) part of the Delivery Process for the unbundled bitstream access service (for example, the investigation of faults) overlaps with, and cannot practicably be separated from, the Delivery Process for the active analogue telephone service (which will not meet the EOI standard) and as a result the process used is different from the EOI Delivery Process for the unbundled bitstream access service; and

(b)	the differences from the EOI Delivery Process for the unbundled bitstream access service are of a minor nature and do not materially impact on the quality of the unbundled bitstream access service;

17.9	Within 6 months of the application of the EOI standard to BUBA with POTS and EUBA with POTS, Telecom will complete an audit of the Delivery Process for these services in order to identify the specific circumstances where there is a delivery process overlap as described in paragraph 17.8(a) above and make this transparent to the IOG, the Commission and Service Providers.

Consent Delays

17.10

If, despite the exercise of reasonable diligence by Telecom, an application (or series of applications) for approvals or other consents required by law to undertake the cabinet development, fibre roll out and associated work required to meet a EUBA Coverage Milestone in the PSTN migration plan is declined or granted subject to conditions (“Consent Problem”), and, despite Telecom having

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taken reasonable steps to mitigate the effects of that Consent Problem, the Consent Problem will materially delay or has materially delayed Telecom’s overall ability to meet that EUBA Coverage Milestone then:

(a)	as soon as practicable, but no later than 20 Working Days before the date on which the EUBA Coverage Milestone is due to be met, Telecom may request the Commission to extend the date by which Telecom will be required to meet that EUBA Coverage Milestone by the period of that delay or such other period as the Commission thinks is reasonable in the circumstances; and

(b)	subject to paragraphs 17.11 and 17.18, the Commission may grant such an extension if it considers the extension to be appropriate.

17.11	The Commission is not required to consider a request from Telecom to extend the date by which Telecom will be required to meet an EUBA Coverage Milestone as a result of a Consent Problem in accordance with paragraph 17.10 unless, at the time Telecom makes a request under paragraph 17.10(a) or as soon as reasonably practicable after:

(a)	Telecom consults with the Commission regarding the details of and reasons for the Consent Problem, the steps being taken by Telecom to mitigate the effects of that Consent Problem, the delay that will be caused or the delay already caused by the Consent Problem and the milestone due date extension proposed by Telecom; and

(b)	Telecom provides the Commission with a report from an independent expert (whose appointment was agreed to by the Commission) on whether or not, in his or her opinion:

(i)	the Consent Problem has occurred;

(ii)	Telecom exercised reasonable diligence to prevent the Consent Problem occurring;

(iii)	Telecom has taken reasonable steps to mitigate the effects of the Consent Problem;

(iv)	Telecom’s overall ability to meet the EUBA Coverage Milestone will be or has been materially delayed as a result of the Consent Problem; and

(v)	the extension to the due date for the EUBA Coverage Milestone proposed by Telecom is appropriate in the circumstances.

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17.12	Telecom will provide the Commission with any other information that the Commission reasonably requires to consider Telecom’s request for an extension under clause 17.10.

17.13	If the Commission extends the date by which Telecom is required to meet an EUBA Coverage Milestone, then Telecom will publish a revised PSTN migration plan that includes the new due date for the EUBA Coverage Milestone on its Internet website.

New Cabinetisation Requirements

17.14	If the Commission issues a determination in relation to the unbundled copper local loop Designated Access Service after the Approval Date and that determination requires Telecom to provide Service Providers with access to Telecom’s distribution cabinets in a new manner or in accordance with a new process (“New Cabinetisation Requirements”) and, despite Telecom having taken reasonable steps to mitigate the effects of those requirements this will materially delay or has materially delayed Telecom’s overall ability to meet an EUBA Coverage Milestone in the PSTN migration plan then:

(a)	as soon as practicable, but no later than 20 Working Days before the date on which the EUBA Coverage Milestone is due to be met, Telecom may request the Commission to extend the date by which Telecom will be required to meet that EUBA Coverage Milestone by the period of that delay or such other period as the Commission thinks is reasonable in the circumstances; and

(b)	Subject to paragraphs 17.15 and 17.18, the Commission may grant such an extension if it considers the extension to be appropriate.

17.15	The Commission is not required to consider a request from Telecom to extend the date by which Telecom will be required to meet an EUBA Coverage Milestone as a result of New Cabinetisation Requirements in accordance with paragraph 17.14 unless;

(a)	where the Commission has provided Telecom with adequate opportunity to comment on the New Cabinetisation Requirements of the determination before issuing the determination, Telecom has advised the Commission of the impact of the requirements prior to the determination being issued;

(b)	at the time Telecom makes a request under paragraph 17.14(a) or as soon as reasonably practicable after Telecom consults with the Commission regarding the details of the delay that will be caused or the delay already caused by the New Cabinetisation Requirements and the milestone due date extension proposed by Telecom; and

(c)	at the time Telecom makes a request under paragraph 17.14(a) or as soon as reasonably practicable after Telecom provides the Commission with a

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report from an independent expert (whose appointment was agreed to by the Commission) on whether or not, in his or her opinion:

(i)	Telecom has taken reasonable steps to mitigate the effects of the New Cabinetisation Requirements;

(ii)	Telecom’s overall ability to meet an EUBA Coverage Milestone will be or has been materially delayed as a result of the New Cabinetisation Requirements; and

(iii)	the extension to the due date for the EUBA Coverage Milestone proposed by Telecom is appropriate in the circumstances.

17.16	Telecom will provide the Commission with any other information that the Commission reasonably requires to consider Telecom’s request for an extension under clause 17.14.

17.17	If the Commission extends the date by which Telecom will be required to meet an EUBA Coverage Milestone, then Telecom will publish a revised PSTN migration plan that includes the new due date for the EUBA Coverage Milestone on its Internet website.

17.18	The date by which an Enforceable milestone in the PSTN migration plan has to be achieved cannot be extended by the Commission under paragraphs 17.10 or 17.14 (whether as the result of one or more Consent Problems or a combination of Consent Problems and New Cabinetisation Requirements) by more than 12 months from the original date set out in these Undertakings.

17.19	For the avoidance of doubt, nothing in paragraphs 17.10 to 17.16 above limit the operation of clause 95 in the main body of these Undertakings.

17.20	For the avoidance of doubt nothing in paragraphs 17.10 to 17.16 above allows Telecom to request any change to any milestone in the PSTN migration plan that is not an EUBA Coverage Milestone.

Resale Services

17.21	In relation to Resale Services that are Relevant Wholesale Services, the Wholesale Unit will:

(a)	provide a process for Service Providers to raise issues regarding the application of the Resale Equivalence standard to the services;

(b)	discuss any issues raised with the relevant Service Provider, to fully understand the nature of the issue and its impact;

(c)	where the issue identifies a failure to meet the Resale Equivalence standard, within 20 working days put in place a plan to remedy that failure

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and provide details of that plan to the relevant Service Provider; and

(d)	report all issues raised, and the resolution of the issues, to the IOG.

(e)	For the avoidance of doubt, nothing in paragraph 17.21 limits the obligations of the Wholesale Unit to supply Resale Services at the Resale Equivalence standard in accordance with clause 48 in the main body of these Undertakings.

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SCHEDULE 1 – TRANSITION TO EQUIVALENCE

PART B: NON-BINDING EXPLANATION

18	INTRODUCTION

18.1	This part first provides an explanation of the 12 EOI “building blocks” that Telecom must complete to transition Relevant Services to the EOI standard. These building blocks refer to capabilities and functionalities that will be familiar to industry participants. The explanation in this part is intended to give a lay reader a high level understanding of the comprehensive changes Telecom will be making over the next four years, and how some of the key tracking and Enforceable milestones will be measured.

18.2	This is followed by sections that give a commercial context to some of the migration plans in Part A. Not all migration plans are discussed, as for some the timetable is self explanatory. However for others there is an important commercial context influencing the way the migration plan has been structured, and this is discussed below.

18.3	Finally, to address some queries raised during the consultation phase, additional explanation is given regarding the roll-out of the Ethernet platform and the plans for the eventual decommissioning of the legacy ATM network platform.

18.4	This Part B is not binding on Telecom.

19	EOI BUILDING BLOCKS

19.1	To explain the scale of the task over the next four years to achieve EOI for those Relevant Services that Telecom is required to provide to the EOI standard, and to give transparency to what drives the timetable in each migration plan, Telecom has identified (using industry definitions) 12 foundation capabilities (the “building blocks”). Telecom needs to complete and integrate these building blocks over the next four years to meet the separation and equivalence requirements in the Undertakings.

19.2	The 12 EOI “building blocks” are illustrated below:

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19.3	To complete each of the 12 building blocks requires substantially new systems in one or more Telecom Business Units. This is because the systems need to execute some functions that were not required in the old ‘vertically integrated’ Telecom model, or the existing systems cannot be adapted to meet the new Undertakings requirements.

19.4	The Wholesale Unit can use mainly enhanced existing systems to complete the building blocks that are required to meet the December 2009 Requirements. For the Wholesale Relevant Services that are moving to EOI, most of these enhanced existing systems will be replaced when the Wholesale Unit moves to the FMO Environment and completes the building blocks that form part of the Core FMO Capability Requirements.

19.5	A summary of each of the 12 building blocks, why each building block is required, and what is required to complete and integrate them, is set out below.

Building Blocks that form part of the milestones in Part A

19.6	The milestones set out in Part A refer to eight of the building blocks. In addition, there are 4 other building blocks that Telecom must complete to meet the EOI standard by 2011.

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Product Management

Overview

19.7	Under operational separation Telecom needs to be able to build services, and service components, that can be used by both Service Providers and Telecom Business Units, and that can be adapted to meet specific Service Provider and Telecom Business Unit requirements without having to rebuild the entire end-to-end product.

19.8	Also, product information relating to existing and future Relevant Services that the ANS Unit and Wholesale Unit supply must be shared with other Telecom Business Units and Service Providers on an equivalent basis. To this end:

(a)	product catalogues for the ANS Unit and the Wholesale Unit will be the definitive public domain sources for current information regarding the Relevant Services offered by those units for both other Telecom Business Units and Service Providers;

(b)	future Relevant Service developments for the ANS Unit and the Wholesale Unit are captured in the two types of product roadmap: a preliminary version used for the basis of consultation (Product Plan of Intent) and a committed version upon which other Telecom Business Units and Service Providers can base their own product roadmaps (Product Plan of Record).

Interdependencies

19.9	The Product Management EOI building block must be completed for the ANS Unit and the Wholesale Unit in order for each Relevant Service that must meet the EOI standard to meet the December 2009 Requirements, the Core FMO Capability Requirements (for the Wholesale Unit only) and the EOI standard.

19.10	The Product Management building block must be completed in order for Service Providers and Telecom Business Units to select Relevant Services and place orders from an online product catalogue. Therefore, interdependency exists between the Product Management, Channels and Order Management EOI building blocks.

19.11	If some of the systems that will underpin the Product Management EOI building block are not completed on time, it may be possible to put in place ‘manual work-arounds’ that allow the relevant Telecom Business Unit to still meet the December 2009 Requirements and the EOI standard.

19.12	The primary impact on Service Providers and Telecom Business Units of such a delay/scope reduction is likely to be lower functionality to search for service information, reduced ability to offer commercial service variants and reduced ability to build bespoke offers to meet Service Providers’ and Telecom Business Units’ needs.

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19.13	Such a manual work-around would not result in a lower level of equivalence, although there would be some impact on the service experience for all customers.

Channels: B2B Gateway and Online Portal

Overview

19.14	The B2B Gateway and Online Portal will provide the ability for Service Providers, the Wholesale Unit (where applicable) and Retail Units to efficiently transact with the Telecom Business Unit that is supplying the Relevant Service using the same interface standards.

19.15	The capability for Service Providers to transact with the Wholesale Unit (for certain services) is currently provided through the Online Order and Tracking system (OO&T). While this system can be used to accommodate the initial additional volumes that the Retail Units are likely to process through the Wholesale Unit for Relevant Wholesale Services, it will not scale to meet post “base migration” retail volumes and will not deliver the improved customer experience Service Providers and Telecom Business Units are seeking. Therefore it needs to be replaced. The Wholesale Unit will initially use mainly enhanced existing systems (including OO&T) to complete this building block. New channel systems will be used by the Wholesale Unit when it meets the Core FMO Capability Requirements.

Interdependencies

19.16	The Channels EOI building block provides the interface with Service Providers and Telecom Business Units, so must be in place for capabilities such as ability to order, raise faults or view reports to be presented to Service Providers or Telecom Business Units.

19.17	As such, the Channels EOI building block must be completed for the ANS Unit and the Wholesale Unit in order for the Relevant Services that must be provided to the EOI standard to meet the December 2009 Requirements, the Core FMO Capability Requirements (for the Wholesale Unit only) and the EOI standard.

Customer Information Management (CIM)

Overview

19.18	The ANS Unit, Wholesale Unit and Retail Units require ready access to key information regarding their customers. This includes organisational details for automated processes, and contact information for sales and account management activities.

19.19	Critically, each business unit must be able to manage its customers independently in accordance with the information sharing restrictions in the Undertakings.

19.20	To provide a robust solution for the information sharing restrictions and the EOI requirements of the Undertakings Telecom needs to:

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(a)	design, build and implement a segmented Customer Information Management EOI building block database environment for the Retail Units, Wholesale Unit and ANS Unit;

(b)	implement identity management in the Customer Information Management EOI building block and create an identity administration portal with role based security access;

(c)	integrate the Customer Information Management EOI building block with the B2B Gateway, Online Portal and various other systems.

Interdependencies

19.21	The Customer Information Management EOI building block must be completed for the ANS Unit and the Wholesale Unit in order for the Relevant Services that must be provided to the EOI standard to meet the December 2009 Requirements, the Core FMO Capability Requirements (for the Wholesale Unit only) and the EOI standard.

Workforce Management

Overview

19.22	The ANS Unit, Wholesale Unit, Retail Units and Service Providers need to be able to enquire, monitor and be notified of completion of work in relation to a particular Relevant Service.

19.23	The ANS Unit will be responsible for a consolidated Workforce Management capability. Users of the workforce services will be able to view the workforce schedules and book service personnel via EOI interfaces (B2B Gateway and Self Service Portal).

19.24	A new capability platform and significant process redesign is required to deliver equivalent access to workforce services for both Telecom Business Units and Service Providers.

Interdependencies

19.25	The Workforce Management EOI building block must be completed for the ANS Unit and the Wholesale Unit in order for Relevant Services that must meet the EOI standard to meet that EOI standard.

19.26	Workforce Management is tightly linked to three other EOI building blocks: Service Management, Inventory Management and Order Management. Only when all of these building blocks have been completed and integrated can the EOI standard be reached.

19.27	The integration activity across these 4 building blocks will provide an increased level of automation and efficiency and deal with any residual non-equivalence issues across the back office functions in relation to Relevant Services that must meet the EOI standard.

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Inventory Management

Overview

19.28	Telecom inventory is currently managed using more than 20 different systems – a situation that has evolved over the last 15 years as Telecom has responded incrementally to new business needs.

19.29	In contrast, to meet the operational separation commitments, Telecom will need to hold the inventory data on a set of consolidated platforms with secured access by user group.

19.30	Telecom needs to transition existing platforms and design, build and implement new Inventory Management capabilities, and integrate these platforms with the Service Management, Order Management and Workforce Management EOI building blocks.

19.31	Once the new Inventory Management EOI building block is complete, the existing data, which is held on the various systems in a variety of formats, must be copied over to the new platform. Completing this building block, integrating this with other building blocks and copying over the existing data while offering continuous service to Telecom Business Units, Service Providers and end-customers is a significant task, and one of the major dependencies for achievement of the EOI standard by 31 December 2011.

Interdependencies

19.32	The Order Management processes rely on an accurate network inventory.

19.33	The Service Management processes require accurate inventory to be able to diagnose faults and relate network events to individual services and the customers affected.

19.34	The Workforce Management processes rely on accurate inventory information to dispatch appropriately skilled and equipped staff to correctly fulfil orders or resolve faults.

19.35	The Supply Chain and Logistics processes need to assign existing, and order additional, inventory in order to manage the service experienced by customers, meet market demand and the cost effective build out of the network.

19.36	As such, the Inventory Management EOI building block must be completed, and integration completed with other building blocks (as outlined above) for the Wholesale Unit to meet the Core FMO Capability Requirements and the ANS Unit and the Wholesale Unit to meet the EOI standard.

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Order Management (Sales and Service Order Management)

Overview

19.37	Separation into the ANS Unit, Wholesale Unit and Retail Units requires disconnection of the activities involved in Order Management into two different components:

(a)	the Sales Order Management component that relates to the ‘front office’ functions including (but not limited to) capturing customer data and configuring the offer/proposal/quote to the Telecom Business Unit or Service Provider, and end-customer in question;

(b)	the Service Order Management component that relates to the ‘back office’ functions including (but not limited to) order decomposition, pre-qualification and hand-off to relevant provisioning systems, jeopardy management and exception handling.

19.38	Sales Order Management will differ significantly between the different Telecom Business Units, as it must reflect the different customer types and relationships. Current systems cannot be adopted to meet these different requirements.

19.39	Similarly, the current Service Order Management capability is also completed by systems that cannot be separated to enable equivalent and secure access by Service Providers.

19.40	As a result, Telecom needs to design, build and implement new Sales and Service Order Management capabilities. This requires migration of customer, product and databases from legacy systems to the new systems, and extensive integration of new systems.

Interdependencies – Sales Order Management

19.41	The Order Management (Sales Order Management Component Only) EOI building block must be completed for the ANS Unit and the Wholesale Unit in order for Relevant Services that must meet the EOI standard to meet the December 2009 Requirements, the Core FMO Capability Requirements (for the Wholesale Unit only) and the EOI standard.

19.42	Further, the Sales Order Management component must be completed for the Order Management Service Order Management component functionality to be fully enabled (which has further downstream dependencies, as outlined below).

Interdependencies – Service Order Management

19.43	The Order Management (Service Order Management Component Only) EOI building block must be completed for the Wholesale Unit to meet the Core FMO Capability Requirements for the Relevant Services that must meet the EOI standard and the ANS Unit and the Wholesale Unit in order for the Relevant Services that must meet the EOI standard to meet the EOI standard.

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19.44	This component is closely linked to the Billing, Workforce Management, Supply Chain & Logistics and Inventory Management EOI building blocks. As such, none of these other building blocks will be able to carry out their full intended functions unless the Service Order Management component has been completed.

Service Management

Overview

19.45	Telecom’s commitment to an outstanding customer experience and compliance with the Commission’s regulated service level terms means a significant investment in its Service Management capability. This will involve linking Telecom’s service and support systems with those of Service Providers, the ANS Unit, the Wholesale Unit and Retail Units for the day-to-day management of customer experience and service obligations.

19.46	The purpose of the Service Management EOI building block is to ensure that agreed service levels are met for all Relevant Services provided and, where faults occur, that Service Providers and Telecom Business Units have equal visibility of information and can deal with faults in the same manner.

19.47	This building block provides an “end to end” view of a Relevant Service, and includes all functions, processes, resources and information necessary for the management and operation of that service, and is considered as 3 components:

(a)	Service Desk is the front office component of Service Management. This will be completed separately for each of the ANS Unit, the Wholesale Unit and the Retail Units. This allows each units’ respective customers to raise, track and escalate trouble tickets (in response to faults);

(b)	Fault Resolution is a back-office component of Service Management, and provides the processes for prioritisation and scheduling of fault resolution activities;

(c)	SLA & Performance Management is also a back office component of Service Management. This provides the proactive management of network capacity and ensures that service availability and performance are aligned to defined SLAs.

Interdependencies – Service Desk

19.48	The Service Management (Service Desk Component Only) EOI building block must be completed for the ANS Unit and the Wholesale Unit in order for the Relevant Services that must be provided to the EOI standard to meet the December 2009 Requirements, the Core FMO Capability Requirements (for the Wholesale Unit only) and the EOI standard.

Interdependencies – SLA & Performance Management and Fault Resolution

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19.49	As both SLA & Performance Management and Fault Resolution components interface with similar back-end systems, the interdependencies are described together.

19.50	Both the SLA & Performance Management and Fault Resolution components must be for completed for the ANS Unit and the Wholesale Unit to meet the EOI standard.

19.51	The systems defined by these components will need to be integrated with the necessary supporting EOI building block capabilities such as Inventory Management, Supply Chain and Logistics, Workforce Management, Order Management and Customer Information Management.

Billing Management

Overview

19.52	Telecom needs the ability to calculate and present for payment a range of usage-based, one-off and re-occurring billing functions to its customers.

19.53	To implement the operational separation requirements, the billing functions need to be extended to support billing capabilities for the Retail Units, the Wholesale Unit and the ANS Unit that enable reconciliation of orders and invoices for those different business units.

Interdependencies

19.54	New or revised billing capabilities are planned for all Telecom Business Units. Replacing billing platforms requires integration with a number of other EOI building block capabilities such as Inventory Management, Order Management, and Channels, along with the migration of existing customer databases on to new platforms.

19.55	The Billing Management EOI building block must be completed for the ANS Unit and the Wholesale Unit in order for the Relevant Services that must be provided on an EOI basis to meet the EOI standard.

Additional Building Blocks

19.56	In addition to the building blocks that form part of the milestones in Part A, Telecom must complete the following 4 other building blocks in order to be able to meet the EOI standard.

Sales Management

Overview

19.57	In the context of meeting the EOI standard, Sales Management is required to enable the separate Telecom Business Units to maintain individual relationships with customers, including providing information about products, systems and operational changes, account management activities around processing orders, invoices and reconciliation, service escalation and rebates and payments.

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19.58	The nature of the sales interactions differ between the ANS Unit, Wholesale Unit and Retail Units, and as such require different technologies to meet the individual business unit requirements.

Interdependencies

19.59	The Sales Management EOI Building block is tightly linked with the Customer Information Management EOI Building block. The Sales Management EOI Building Block will be vital in ensuring the currency and completeness of data contained within the Customer Information Management systems. Although the Sales Management EOI Building Block is not a pre-requisite for meeting the December 2009 Requirements, it is Telecom’s intent that this be delivered in advance of this date for operational efficiency and customer experience reasons.

Supply Chain and Logistics

Overview

19.60	The ANS Unit, Wholesale Unit and Retail Units need to be able to manage the supply of physical stock items (e.g. home gateways, mobile phones, accessories, CPE, network components).

19.61	Although these Supply Chain functions are not directly related to Relevant Services, they do support EOI and separation by enabling Telecom Business Units to adhere to internal trading arrangements around stock and logistics.

Interdependencies

19.62	As outlined earlier, the Supply Chain and Logistics EOI building block is tightly linked with a number of other building blocks that fulfil back office functions, most notably Inventory Management.

19.63	This building block must be integrated with the Inventory Management, Service Management and Workforce Management EOI building blocks to meet the EOI standard.

Enterprise Management

Overview

19.64	Enterprise Management capability supports both transaction and asset management, which Telecom needs to implement to meet the requirements of the Undertakings. This requires enhancement of Telecom’s core financial system and the supporting financial and organisational systems.

Interdependencies

19.65	The Enterprise Management EOI Building Block predominantly stands alone, although it will draw inputs from the Customer Information Management, Billing Management EOI Building Blocks.

Business Intelligence and Reporting

Overview

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19.66	Separation, and enabling Telecom Business Units to act at arm’s-length in respect of Relevant Services in accordance with the Undertakings, requires enhancement of Business Intelligence and Reporting systems.

19.67	Operational separation increases the reporting obligations on Telecom. The ANS Unit, the Wholesale Unit and the Retail Units need to report separately in certain instances and more extensively than current systems allow. As a result, Telecom needs to implement a new business intelligence capability.

Interdependencies

19.68	The Business Intelligence and Reporting EOI building block will require a number of inputs from other building blocks to perform its intended functions: predominantly (but not limited to) Service Management, Billing Management, Customer Information Management EOI building blocks.

20	BUBA AND EUBA MIGRATION PLAN

20.1	BUBA and EUBA are wholesale services that allow Service Providers and the Retail Units to build and sell retail broadband products. BUBA and EUBA services are supplied by the Wholesale Unit.

20.2	The BUBA without POTS and EUBA without POTS services will allow Service Providers and Retail Units to offer a broadband service to an end-customer without an analogue telephony service on the same access line.

20.3	In addition, the Wholesale Unit will offer BUBA with POTS and EUBA with POTS services, which allow Service Providers and the Retail Units to offer broadband services as a bundle with an analogue telephony service, delivered over the same access line.

20.4	The BUBA and the EUBA services differ in that the EUBA services allow the Service Provider or the Retail Units to also offer services based on a defined “realtime” class of service performance.

20.5	BUBA services are delivered over two separate infrastructures: ATM and Ethernet. BUBA (Over Ethernet) is currently being rolled out over new Ethernet based DSLAMs (ISAMs), whereas BUBA (Over ATM) is based on older ATM based DSLAMs (ASAMs). BUBA (Over ATM) will be replaced over time as this equipment reaches end of life. Importantly, however, both BUBA (Over Ethernet) and BUBA (Over ATM) will meet the same equivalence standards at the three key equivalence milestones (2009, 2010 and 2011).

20.6	From 31 December 2009, the Retail Units will consume BUBA and/or EUBA in the delivery of Retail Broadband Services provided to new customers (except where extenuating circumstances apply). To do this the Retail Units need to develop:

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(a)	the network technology associated with a retail ISP (such as authentication and traffic management), with appropriate interfaces to the Wholesale Unit BUBA or EUBA input service;

(b)	the sales order and service management capabilities to order, provision and pass faults across to the Wholesale Unit via the B2B Gateway provided as part of the December 2009 Requirements; and

(c)	the billing and payment management capability to make payments to the Wholesale Unit for BUBA and EUBA inputs and bill end-customers.

20.7	This is a significant re-engineering of the business of the Retail Units.

20.8	The migration of the Retail Units’ existing broadband customer base to a new service based on the BUBA and/or EUBA inputs is a separate, and complex task. The migration will be done in two phases, to meet two milestones.

20.9	The first milestone is 90% of the Retail Broadband Services customers (existing as at 31 December 2009) migrated by 31 December 2010. For this part of the customer base, it is possible to migrate the service taken by the customer to BUBA and/or EUBA without needing to contact or involve the customer. This is not without complications, however. The circumstances of customers will differ, and Telecom will need to map each customer scenario and settle the way in which migration will be done.

20.10	Clearly, the most important objective is to minimise the impact on customers. For this reason, this phase of the migration will be completed in a series of stages. For each customer scenario the migration will be piloted with selected Telecom staff and issues resolved. The pilot will then be extended to selected customers, and again any unforeseen issues will be resolved. Migration is then implemented in a series of small batches of customers until all the customers for that migration scenario have been migrated to a service using the BUBA or EUBA input. This will be repeated for each customer scenario over the course of 2010 until 90% of the Retail Units’ broadband customers have been migrated.

20.11	The second milestone is migration of the remaining 10% of the Retail Units’ Retail Broadband Services customers by 31 December 2011. For these remaining customers (approximately 70,000 in number) Telecom has yet to determine a migration approach that does not impact on customers. Each migration may require a technician to contact the customer and reconfigure the existing modem (either over the phone or at the home) or exchange the existing modem for a new modem. This second migration will affect some customers, and Telecom needs to take all practical mitigation steps to minimise any disruption this may cause. Clearly this will be a time and resource intensive exercise.

21	HSNS, UNS (OVER ETHERNET) AND UPC

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21.1	HSNS, UNS and UPC are intermediate input services that allow Service Providers and the Retail Units to build and offer business-grade data services. While not required to do so by the terms of the Minister’s determination, Telecom will provide HSNS, UNS (Over Ethernet) and UPC services to the EOI standard in accordance with the migration plan in Part A of this Schedule.

21.2	These services constitute a comprehensive suite of business grade intermediate data tails over both fibre and copper. Using these services, Service Providers and the Retail Units can build their own Wide Area Network (WAN) and Point-to- Point data services. Future Retail Unit WAN and Point-to-Point data services will consume these inputs.

HSNS

21.3	HSNS is a commercial fibre access based intermediate input service provided by the Wholesale Unit to Service Providers and the Retail Units.

UNS and UPC

21.4	UNS and UPC are both commercial copper access based intermediate input services provided by the Wholesale Unit to Service Providers and the Retail Units.

21.5	UNS and UPC differ in respect to access technology. UNS is a DSL service, whereas UPC is based on Frame Relay.

UNS

21.6	UNS will be offered in two variants. Telecom currently provides UNS based on ATM based infrastructure (referred to as UNS (Over ATM)). A replacement UNS service is being rolled out over new Ethernet based infrastructure and is referred to as UNS (Over Ethernet).

21.7	UNS (Over ATM) is a legacy service that will not meet the EOI standard. Instead, from 31 December 2009 it will no longer be offered to new customers and will be withdrawn from service by 31 December 2011. As Telecom rolls out UNS (Over Ethernet), customers will be migrated from UNS (Over ATM) to UNS (Over Ethernet). UNS (Over Ethernet) will be supplied in accordance with the December 2009 Requirements by 30 September 2009, the Core FMO Capability Requirements by 31 December 2010, and to the EOI standard by 31 December 2011.

21.8	Telecom considers UNS (Over Ethernet) to be a superior offer for Service Providers to UNS (Over ATM) as it generally offers higher bandwidth and allows Service Providers to use the same network interface for both HSNS and UNS, so has lower operating cost for Service Providers. For these reasons, Telecom has made a commercial decision to withdraw UNS (over ATM) and anticipates the migration from UNS (ATM) to UNS (Ethernet) (and therefore to an EOI service) will be driven by customer demand, and be complete by 31 December 2011.

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UPC

21.9	UPC will continue to fulfil a particular geographic niche beyond 2011, offering the input service needed for copper based business data services outside of the UNS (Over Ethernet) footprint. Although volumes will remain low (there are currently under 2000 tails), this requirement will persist because some business end-customers (particularly those in rural areas) receive managed data services over long copper local loops. Frame Relay is better suited to carrying data over long copper loops, and this service should not be withdrawn before a suitable (and cost effective) alternative is rolled out.

21.10	As volumes and most importantly, the moves, adds and changes (MACs), for UPC are low, Telecom is able to develop processes that allow it to ultimately meet the EOI standard. It is this combination of long on-going life, low volumes and viability of a manual process that allows Telecom to make an exception in providing this legacy service at the EOI standard.

22	ROLL OUT OF ETHERNET PLATFORM

22.1	This section provides additional explanation regarding Telecom’s intention to extend the footprint of its Ethernet based infrastructure and migrate services off the ATM based infrastructure.

22.2	ATM is the basis of Telecom’s legacy data transport network and is the basis of Telecom’s earlier DSL technologies. Telecom currently offers a range of ATM-based services across this network, although these services will be replaced by Ethernet-based services over time as the NGN is rolled-out and customers migrated. Similarly, new DSL equipment which is Ethernet-based is being deployed to support new services and higher bandwidths.

22.3	Generally speaking, the business cases for Service Providers to migrate from ATM to Ethernet-based services are compelling, as the Ethernet-based products often offer higher performance and the Ethernet-based equipment is both far cheaper than the corresponding ATM equipment and can be used for multiple Ethernet-based services (e.g. the same Ethernet handover links can be used by Service Providers for EUBA, UNS (Over Ethernet) and HSNS).

22.4	The migration business case is perhaps even more compelling for Telecom, as the Ethernet footprint will extend to cover over 80% of the New Zealand population by the end of 2011. Continued expansion of the UNS (Over Ethernet) footprint will ultimately allow Telecom to drive cost and complexity out of its business by decommissioning the ATM core. As the ATM core network is decommissioned, all ATM-based services will be withdrawn.

22.5	It is in Telecom’s interests for customers to migrate to NGN services such that it can close down (and therefore remove the cost and complexity of managing) legacy data platforms (e.g. the ATM and DSTN platform).

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22.6	However, there are some customer requirements that cannot be met by NGN services, due to either footprint or functionality. This situation clearly needs to be resolved before legacy data platforms can be closed.

22.7	UPC, which is an ATM-based service, is currently used to serve customers in outlying areas. The access technology for UPC is often Frame Relay over copper lines, served by equipment located in Telecom exchange buildings. Although DSLAMs may be present in the same exchanges, it may be the case that customers’ needs are best met through UPC as (in simplistic terms) Frame Relay is a better underlying technology than DSL for offering data services over long copper loops.

22.8	In order to decommission the ATM network, these UPC tails will ultimately need to be replaced. There are potential technology options to this problem today (e.g. cabinetisation to shorten the long loops). However, at the time when the business case for the decommissioning of the ATM is considered there may be others that offer better customer outcomes and/or are more economic. As such, no specific undertaking is made at this time as to the approach that will be taken.

22.9	In cases where existing customer needs cannot be met by NGN services (e.g. because the legacy services are intimately integrated with customers’ business critical systems) then Telecom will consult customers to set decommissioning plans that give customers the time and support to remove dependency on such products.

23	PSTN

23.1	Telecom’s PSTN epitomises the issue raised by legacy services in the move to operational separation and the EOI standard. To convert the PSTN Services so that they consume EOI inputs would take up a large proportion of Telecom’s skilled technical staff and resources. The effect would be to delay the migration plans for UCLL, BUBA, EUBA and Resale Services as well as the deployment of other next generation services and infrastructure – to look backward rather than look forward.

23.2	As an alternative to rebuilding PSTN services Telecom is making comprehensive forward looking commitments at both the wholesale and retail level.

23.3	At the wholesale level, Telecom is committing to making available a voice capable broadband input service to be provided by the Wholesale Unit on an EOI basis on 80% of Existing PSTN Lines by the end of 2011. Where this Wholesale Unit EOI voice capable broadband input is available, Telecom Retail and all other service providers will be able to use this to provide new retail voice services.

23.4	While the actual performance of broadband services is determined by a number of factors – including for example factors beyond Telecom’s control such as the

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quality of a customer’s house wiring or modem - this roll-out of the Wholesale Unit EUBA or equivalent service will also significantly enhance the performance of the broadband access network within the 80% EUBA coverage area. This area includes not only the major centres, but the urban areas of towns right across New Zealand, including the townships of places such as Methven, Reefton and Waikouaiti in the South, and Edgecumbe, Ngatea and Foxton Beach in the North.

23.5	At the retail level by the end of 2009, Telecom will have developed, tested and launched a Retail Unit primary line voice service that consumes EOI inputs (either EUBA without POTS or an equivalent input). Telecom then commits to a series of aggressive customer migration targets.

23.6	A central challenge for Telecom is that complete migration off the PSTN requires changes by other Service Providers as well as changes by Telecom. For this reason the first two customer migration targets relate to Telecom’s retail customer base in 2010 and 2012

23.7	An important step is Telecom providing a further binding migration plan in 2011 for the period 1 January 2013 to 31 December 2015. This will not only address the services sold by Retail Units, but also the steps Telecom is taking to facilitate Service Providers purchasing Resale Services to migrate those services off the PSTN Services.

23.8	In planning for this customer migration, Telecom has two realistic PSTN customer migration options, presenting a trade-off between short term up-take and long term flexibility and service delivery.

23.9	The preferred option, and the option Telecom is committed to, is voice over broadband. The central feature of this option is the delivery of voice services over a broadband access connection, along with other IP-based services. A broadband gateway device is installed in the home to connect the analogue telephone.

23.10	This approach has a number of major attractions. The single broadband connection supports a much wider range of services than just voice and broadband Internet, potentially including TV, video-on-demand, remote working, home monitoring and security applications. Changes to services are implemented mainly by installing new software in the network and the customer buying any necessary digital equipment.

23.11	The principal challenges are the need for physical change at the customer’s premises, and the underlying network technology is complex and not yet mature.

23.12	Overall, then, the Voice over Broadband approach:

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(a)	will have a lower take up initially, as fewer customers will value the new services sufficiently to make the changes in the home, but this will increase as further services become available and the complexity decreases;

(b)	is not an appropriate model for forcing a migration of customers, as changes need to happen at the customer’s premises;

(c)	is the preferred model for the longer term, for both customers and Telecom. It increases the range of services that can be delivered, simplifies service delivery, and increases customer flexibility.

23.13	The alternative option is PSTN Emulation. The central feature of this option is use of VOIP to emulate a PSTN connection. No change is required in the customer’s premises, but the analogue connection supported today by the PSTN is converted to VOIP within the network.

23.14	The clear advantage of this approach is that the physical connection at the customer premises does not change.

23.15	There are a number of disadvantages, however. This approach significantly complicates service delivery long term, for both broadband and voice services. The range of voice services currently available to customers (e.g. Smartphone Services) differ or services operate differently (e.g. short dial codes for the configuring the service may differ). Importantly, this configuration would require a new EOI ready Wholesale Unit input product, and the technology to build such a product is not currently available.

23.16	This approach also requires two physical ports per customer at the DSLAM (where the analogue connection terminates). This potentially increases capital and operating costs in managing multiple service delivery models.

23.17	Telecom’s PSTN customer migration plan is based on the Voice over Broadband Option as the preferred approach based on customer opt-in, but acknowledges this will not be sufficient to achieve desired rates of customer migration and it will be necessary to also deploy PSTN Emulation and forcibly migrate customers to this. Other options will also be considered, but any option will ultimately be based on an EOI input service.

24	ISDN

24.1	ISDN is a legacy service that supports two business end-services. In the vast majority of cases, ISDN is used to provide connectivity between PBX (Public Branch Exchange) equipment that sits on a customer’s premises and the Telecom PSTN network. In addition, ISDN is used to provide connectivity for video conferencing solutions.

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24.2	Telecom has limited spare ISDN capacity and has been focused for some time on addressing this situation by developing an IP trunking product (IP Enterprise Connect, or IPEC) which will consume wholesale inputs (such as HSNS, UNS or UPC).

24.3	The technical capability and feasibility pilot of IPEC is planned for December 2008, and a series of commitments around the availability of this service and the consumption of equivalence based inputs in the provision of the service are set out in the migration plan in Part A of this Schedule.

24.4	While it is in Telecom’s interests to migrate customers to IPEC as it becomes available, Telecom does not plan to force ISDN Services customers to migrate off these services. Rather, the pace of the migration will be dictated by customers.

24.5	The key reason why Telecom is not forcing migration on customers is that many business customers have significant investment in PBX equipment that is completely dependent on the current ISDN standard and functionality.

24.6	While many of the new PBXs launched to the market in the last two or three years can be upgraded to run an IP trunk interface, the majority of PBX users today (Telecom estimates up to 70% of the market) have equipment that cannot be upgraded.

24.7	Further, while most of the newer PBXs can theoretically be upgraded to run an IP trunk interface, experience from overseas is that there are significant challenges in preserving all of the end-customer features when migrating to an IP trunk. This has been most in evidence when different types of equipment from multiple vendors are involved (as different protocols or interpretations of standards have been variously employed). As such, some customers with even the new PBXs will be reluctant to migrate.

24.8	Similarly, newer video conferencing equipment is IP-based, and does not require ISDN connectivity, so this already niche demand will further diminish over time. However, a forced migration off ISDN would render existing (and costly) video conferencing equipment immediately obsolete.

24.9	Given PBXs have an average product life of seven years, and video conferencing equipment may have similar or longer product life, Telecom anticipates that it will take up to 13 years to fully migrate the customer base.

25	ONE OFFICE

25.1	Unlike the Retail Broadband Services it is not feasible to re-engineer One Office to consume Wholesale Unit EOI inputs.

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25.2	One Office Services are complex services designed for customers with multiple sites. Each customer site includes a Telecom-owned router that is pre-configured to the existing versions of One Office Services (well over 10,000 sites in total).

25.3	In order to re-engineer One Office Services to consume HSNS, UNS and UPC, it would be necessary to cease the service to every single site and replace or reconfigure the routers manually (at the customer premises) before re-providing the re-engineered One Office Services. This would be very resource intensive and materially disrupt the operations of many of New Zealand’s largest public and private sector organisations.

25.4	Instead Telecom is committing to stopping innovation of the One Office Services to new customers by 31 December 2008 and stopping sales to new customers of this family of services by 31 December 2009.

25.5	By the same date (30 September 2009), Telecom is also committing to launching a new managed network layer (or “Layer 3”) data service that will be available to new and existing customers. This service (the “New Data Service”) will consume wholesale HSNS, UNS (Over Ethernet) and UPC equivalence based inputs from its inception. Where possible, the New Data Service will be built using HSNS or UNS (Over Ethernet) inputs. In areas where HSNS and UNS (Over Ethernet) are not available, the New Data Service will be built using UPC. Over time and as technology develops, other wholesale inputs provided on an equivalent basis may be used.

25.6	To demonstrate commitment to developing the New Data Service in such a way that it is fit-for-purpose and competitive, Telecom is committed to having provided at least 500 data tails by 31 December 2010.

25.7	Telecom is not proposing to force a migration of customers from the One Office Services. Doing so would risk significant disruption to large proportions of the public and private sector.

25.8	Some of New Zealand’s largest businesses and users of telecommunications services are critically dependent on the One Office Services. For example, the banking and government sectors are heavily reliant on One Office Services. Migration poses significant risks for these customers – any failure would go straight to the integrity of their internal systems, and their ability to operate.

25.9	For this reason migration will require a significant commitment of time and resources from both the customer and Telecom. Migration for the customer is not as simple as requesting a new service – because the One Office Services is business critical for the customer, the customer must be involved in the development and implementation of the new solution. As the New Data Service will give the customer additional functionality, terms and service level agreements will also need to be reviewed for each customer.

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25.10	The Wholesale Unit is committed to providing a comprehensive suite of intermediate services that allow Service Providers and the Retail Units to build superior services to the existing One Office suite. In these competitive markets, customers will have the choice of migrating their services when it makes strategic sense for them to do so, and they will have the choice of a number of credible suppliers.

25.11	As a result of Telecom’s undertakings regarding UNS, HSNS and UPC, One Office Services customers will be able to choose to migrate to enhanced new services and migrate away from One Office Services in a way that both takes advantage of the new technology, and manages the risks to their business systems.

26	UCLL CO-LOCATION

26.1	UCLL Co-Location is a generic service that enables Service Providers and other Telecom Business Units to rent space in exchanges and install the necessary equipment to use the UCLL service.

26.2	Telecom has given an assurance to the Telecommunication Carriers Forum that any new Wholesale Unit DSLAMS installed after the date of the UCLL Co-location STD will be installed in the same rooms in the exchange and under the same terms as for all other Service Providers, and thus be in compliance with the UCLL Co-location STD. The primary steps involved in achieving EOI for UCLL Co-location are:

(a)	changing the processes for the ordering of footprint space, billing, and information provision from the ANS Unit so that other Telecom Business Units and Service Providers are using the same systems and processes for the installation of equipment in the future;

(b)	completing audits of the exchange footprint space that is occupied by the Telecom equipment of other Telecom Business Units that accesses the UCLL or UCLL Backhaul services;

(c)	the ANS Unit charging other Telecom Business Units for all relevant installed equipment on the same basis as other Service Providers (including charges for power, air conditioning, and other components of this service set out in the Commission’s Standard Terms Determination).

26.3	By 30 June 2008, other Telecom Business Units will pay the ANS Unit for UCLL Co-location at all exchanges on the basis of an estimated exchange footprint. Any financial imbalance arising from differences between the estimated and measured footprint will be addressed retrospectively, when an exchange is audited in accordance with the process outlined below.

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26.4	By 31 December 2008, the EOI standard will apply to all new equipment (that accesses the UCLL or UCLL Backhaul services) that other Telecom Business Units install at a Telecom local exchange after the Approval Date.

26.5	In relation to Wholesale Unit and Retail Unit equipment existing at the Approval Date an audit will be progressed on the basis that when a Service Provider is provided with UCLL Co-location service from a particular exchange an audit of the Wholesale Unit and the Retail Units’ access equipment will be done at the same time. The Wholesale Unit and the Retail Units will therefore start consuming the UCLL Co-location service to the EOI standard using a measured footprint from that particular exchange at the same time as the first Service Provider.

27	RESALE

27.1	Resale is a form of access where a Service Provider takes a wholesale version of a Telecom retail service, and sells it under the Service Provider’s own brand. The Service Provider is not buying a network input from Telecom, but a complete retail service to resell.

27.2	These Undertakings set a specific standard for Telecom to meet for resale services, being the Resale Equivalence standard. Telecom has consulted with the industry and identified the core systems and process improvements that need to be made in order to meet the Resale Equivalence standard.

27.3	Telecom has committed to make these core improvements in Part A. Some of these changes will be made by 31 December 2008, and the remainder will be made before 31 December 2009.

27.4	In paragraph 17.15 Telecom has also committed to a process to address any Resale Equivalence issues that arise in the future.

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SCHEDULE 2 - SHARED SERVICES, PART A PERSONS, PART B PERSONS, AND PART C PERSONS

The contents of this Schedule may be revised from time to time in accordance with clause 92.

Part 1

Shared Services

Shared Services means the following teams or functional groups within Telecom, comprising some or all of the teams that supply operational and support services to more than one part of Telecom, without influencing the Commercial Policy of the ANS Unit or the Wholesale Unit:

Shared Capability means the team consisting of skilled technology practitioners who support business as usual and change programmes utilising in-house staff, occasional direct contractors, and talent from Telecom’s partners and suppliers. In respect of a particular programme of work, Shared Capability is responsible for documenting detailed requirements of the programme, designing, developing and building technology solutions that deliver the programme requirements, project management and administration, testing and quality auditing, and management of resources.

Shared Services and Finance means the team responsible for:

(a)	supply chain – including managing the commercial relationships with Telecom’s infrastructure and corporate vendors, and management of network spares;

(b)	billing services – including monthly billing of customers, monthly bill payment collection and processing, managing billing disputes, managing systems parameter tables, current and future billing capability;

(c)	revenue – including ensuring the accuracy and integrity of revenue and related volumes reported in Telecom’s financial systems, development of revenue assurance strategy and frameworks, ensuring billing integrity, reconciliation processes, and assisting with regulatory and statutory requirements;

(d)	provisioning – including co-ordination of the activation of managed and unmanaged voice and data services to Service Providers and End-Users, including feasibility assessment for new connections, customer network audits and managed cut-overs for all product types;

(e)	property – including managing all corporate property for Telecom nationally including leases on buildings, power, capital funding to establish

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new sites, staff facilities, furniture and physical security, installation of power and data cabling to work stations;

(f)	information resources – including managing Telecom’s information management policy framework and all related standards and guidelines, managing enterprise information architecture for unstructured information, intranet management, and library services;

(g)	credit and risk – including managing the collection process for Telecom, and minimising Telecom’s exposure to loss through fraud, bankruptcies, receivership and liquidations;

(h)	shared Financial and Support Services – including supporting provisioning of month-end accounting and financial support services around planning analysis, performance reporting, purchasing, payments, payroll and Employee expenses;

Technology Operations means the team responsible for IS operations, field services, service delivery, technology services, sales and operations planning, operations strategy, network operations, portfolio management, operational risk services, and service co-ordination. This includes providing governance and leadership for Telecom’s technology design and operational processes, service design and readiness, service resource management, operation and management of IT assets across Telecom, management of the national operations centre, maintenance, restoration and build of Telecom’s network;

Programme Delivery means the team that co-ordinates delivery of work programmes, including managing programme delivery and associated processes.

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Part 2

Part A Persons, Part B Persons, and Part C Persons

	PART A	PART B	PART C
Person or functional group (including successors)	Can Participate in Policy of ANS Unit or Wholesale Unit so long as it is in accordance with clause 89	Can receive Commercial Information of ANS Unit or Wholesale Unit so long as it is in accordance with clause 90	Can receive Customer Confidential Information of ANS Unit or Wholesale Unit so long as it is in accordance with clause 91
Board	Yes	Yes	Yes

CEO	Yes	Yes	Yes

Executive	Yes	Yes	Yes

Group Finance	Yes	Yes	Yes

Group Legal Services (subject to clause 63)	Yes	Yes	Yes

Group Regulatory (subject to clause 63)	Yes	Yes	Yes

Group Technology	Yes	Yes

TELECOM SEPARATION UNDERTAKINGS – 25 March 2008, as varied on 10 June 2009

	PART A	PART B	PART C
Person or functional group (including successors)	Can Participate in Policy of ANS Unit or Wholesale Unit so long as it is in accordance with clause 89	Can receive Commercial Information of ANS Unit or Wholesale Unit so long as it is in accordance with clause 90	Can receive Customer Confidential Information of ANS Unit or Wholesale Unit so long as it is in accordance with clause 91
Group Strategy and Development	Yes	Yes

Group Company Secretary Office		Yes	Yes

Group Company Secretary		Yes	Yes

Group Public Affairs		Yes	Yes

Group Audit and Risk		Yes	Yes

Crisis Management Team		Yes	Yes

Shared Services		Yes	Yes

External Auditors		Yes	Yes

Human Resources		Yes

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	PART A	PART B	PART C
Person or functional group (including successors)	Can Participate in Policy of ANS Unit or Wholesale Unit so long as it is in accordance with clause 89	Can receive Commercial Information of ANS Unit or Wholesale Unit so long as it is in accordance with clause 90	Can receive Customer Confidential Information of ANS Unit or Wholesale Unit so long as it is in accordance with clause 91
UIP Office		Yes

IOG and Support Office		Yes	Yes

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SCHEDULE 3 - TIER SITES

The Tier 1, Tier 2, and Tier 3 sites referred to in these Undertakings are those Telecom sites that are identified as Tier 1, Tier 2, or Tier 3 in the following tables, using Telecom’s classification nomenclature. Tier 0 sites are not relevant, and are not included in these tables.

The contents of this schedule may be updated to reflect changes in Telecom’s network from time to time, provided that any such changes are consistent with Telecom’s then current network architecture classification rules and those changes are agreed by Telecom and the Commission in writing.

Table 1

Tier 1 and Tier 2 sites

Region	Tier 1	Tier 2
Auckland Region
		KC	Kerikeri
		WR	Whangarei
	MDR		Mayoral Drive
		TBY	Torbay
	GLF		Glenfield
		HSN	Henderson
		MAB	Mt Albert
		RUE	Remuera
		HCK	Howick
		POP	Papatoetoe
	PAK		Papakura
	HN		Hamilton
	TG		Tauranga
		RO	Rotorua

Wellington Region
		NU	New Plymouth
		NA	Napier
		PM	Palmerston North
	LVN		Levin
	WN		Wellington
		PRO	Porirua
		NAE	Naenae

South Region
		NN	Nelson
		GM	Greymouth
	CH		Christchurch
	RIC		Riccarton
		TU	Timaru
		DN	Dunedin
		IN	Invercargill
		CMW	Cromwell

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Table 2

Tier 3 Sites

Tier 3

Alexandra (AL)

Amberley (AY)

Ashburton (AR)

Balclutha (BL)

Blenheim (BM)

Cheviot (CT)

Coromandel (CL)

Culverden (CVD)

Dannevirke (DV)

Darfield (DRF)

Dargaville (DRL)

Fairlie (FK)

Featherston (FN)

Franz Josef Glacier (FJG)

Gisborne (GS)

Gore (GG)

Halfmoon Bay (HMB)

Hastings (HBN)

Hawera (HW)

Helensville (HL)

Hokitika (HK)

Kaikoura (KK)

Kaitaia (KTA)

Kurow (KOW)

Little River (LRV)

Lumsden (LMS)

Masterton (MS)

Matamata (MAM)

Mount Maunganui (MMN)

Motueka (MU)

Oamaru (OU)

Ohakune (OKN)

Pahiatua (PHA)

Palmerston (PL)

Paraparaumu (PRM)

Queenstown (QST)

Ranfurly (RNF)

Rangiora (RR)

Red Beach (RDB)

Reefton (RN)

Rolleston (ROL)

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St Arnaud (SA)

Taihape (TPE)

Tairua (TAR)

Taumarunui (TMN)

Taupo (TPO)

Te Anau (TNU)

Te Kauwhata (TUW)

Te Kuiti (TKT)

Temuka (TK)

Thames (TH)

Tokomaru Bay (TKY)

Tuatapere (TTE)

Turangi (TGI)

Twizel (TWL)

Upper Hutt (UP)

Waipukurau (WY)

Wairoa (WA)

Wanaka (WNK)

Wanganui (WG)

Warkworth (WW)

Wellsford (WFD)

Westport (WP)

Whakatane (WHK)

TELECOM SEPARATION UNDERTAKINGS – 25 March 2008, as varied on 10 June 2009	166

SCHEDULE 4 - MANAGER OF THE ANS UNIT’S DELEGATED AUTHORITY

As provided in clause 28.3 of these Undertakings, the delegated authorities of the Manager of the ANS Unit at the Approval Date are:

(a)	$5 million for an investment initiative included in relevant Board approved plan. A business case is required for any investment unless it is already covered by the pre-specified business as usual capital expenditure plan;

(b)	$3 million for a new investment initiative not included in relevant Board approved plan (but able to be carried out within the overall capex spend allowed by the ANS Business Plan);

(c)	Nil for corporate investments (i.e. buying or selling an interest in another business entity);

(d)	Unlimited for allocation of business as usual operating expense budgets. Individual transaction limits still apply for new transactions but this allows the Manager of the ANS Unit to authorise very large payments under existing contracts (such as the Transfield and Downers patch contracts and power contracts);

(e)	$10 million for external customer contracts (based on value of the contract);

(f)	$5 million for new purchase contracts (based on value of the contract);

(g)	$5 million for property acquisitions/disposals;

(h)	$5 million for price changes (provided overall revenue matches figure in relevant Board approved plan);

(i)	$500k for revenue credits/write offs;

(j)	$Nil for settlement of legal disputes; and

(k)	$5 million for accepting risk by not taking mitigation action.

TELECOM SEPARATION UNDERTAKINGS – 25 March 2008, as varied on 10 June 2009	167

SCHEDULE 5 - WHOLESALE UNIT EMPLOYEE EQUITY SCHEME

Telecom may choose to offer Telecom equity to an Employee working for the Wholesale Unit as part of the long-term incentive component of the Employee’s remuneration package. If Telecom chooses to offer Telecom equity to an Employee working for the Wholesale Unit, the equity will be offered in accordance with the following requirements:

(a)	the total maximum value of the Telecom equity offered in a financial year will be 20% of the Employee’s total remuneration. For the avoidance of doubt, the value of the shares will be determined at the date of the offer using the value Telecom uses to calculate the equity grant; and

(b)	the equity will be provided in the form of restricted shares or share options. The date at which the shares become unrestricted, or on which share options can be exercised, will be determined at the time of the offer, but will usually be 3 years after the date of offer. Performance and/or employment criteria must be met in order for the restricted shares or the share options to be exercisable.

TELECOM SEPARATION UNDERTAKINGS – 25 March 2008, as varied on 10 June 2009	168